AR/S

EASTMAN KODAK COMPANY

MAR 28 2003

P.E.
12-31-02

1-87

Share Moments. Share Life.™





PROCESSED
MAR 31 2003
THOMSON
FINANCIAL

Share Results.

2002 SUMMARY ANNUAL REPORT

NOTICE OF 2003 ANNUAL MEETING
AND PROXY STATEMENT

EASTMAN KODAK COMPANY

Eastman Kodak Company is the world leader in helping people take, share, enhance, preserve, print and enjoy pictures — for memories, for information, for entertainment.

Founded by George Eastman in 1880, the company is a major participant in "infoimaging," a $385 billion industry composed of devices (digital cameras and PDAs), infrastructure (online networks and delivery systems for images) and services and media (software, film and paper enabling people to access, analyze and print images). Kodak harnesses its technology, market reach and a host of industry partnerships to provide innovative products and services for customers who need the information-rich content that images contain.

The company is organized into four major businesses: **Photography** — providing consumers, professionals and cinematographers with digital and traditional products and services; **Health** — supplying the healthcare industry with traditional and digital image capture and output products and services; **Commercial Imaging** — offering image capture, output and storage products and services to businesses and government; **Displays** — a new business group formed in 2002 to guide the OLED image display business, and develop new opportunities in the display marketplace.

In 2002, worldwide sales totaled $12.8 billion, with more than half coming from outside the U.S. Kodak employs approximately 70,000 people, with 39,000 in the U.S. With major manufacturing plants in the U.S., Canada, Mexico, Brazil, England, France, Germany, Australia and China, Kodak markets a wide range of imaging products in nearly every country in the world.

For additional information about Kodak, visit
www.kodak.com

Table of Contents

CHAIRMAN'S LETTER

To Our Shareholders	2

FINANCIALS

Financial Highlights	6
Management's Discussion and Analysis	7
Detailed Results of Operations	10
Management's Responsibility	39
Report of Independent Accountants	39
Consolidated Statement of Earnings	40
Consolidated Statement of Financial Position	41
Consolidated Statement of Shareholders' Equity	42
Consolidated Statement of Cash Flows	43
Notes to Financial Statements	44
Summary of Operating Data	78

PROXY STATEMENT

Letter to Shareholders	80
Notice of the 2003 Annual Meeting of Shareholders	80
Questions and Answers	81
Householding of Disclosure Documents	84
Audio Webcast of Annual Meeting	84
Proposals to be Voted On	85
Item 1 – Election of Directors	85
Item 2 – Ratification of Election of Independent Accountants	85
Item 3 – Shareholder Proposal – Indexed Options	85
Item 4 – Shareholder Proposal – Option Expensing	86
Item 5 – Shareholder Proposal – Chemicals Policy	88
Board of Directors	89
Board Committees	90
Meeting Attendance	93
Director Compensation	93
Beneficial Security Ownership Table	94
Transactions with Management	95

PROXY STATEMENT (continued)

Compensation of Named Executive Officers	96
Summary Compensation Table	96
Option/SAR Grants Table	98
Option/SAR Exercises and Year-End Values Table	98
Repricing Table	99
Long-Term Incentive Plan	100
Employment Contracts and Arrangements	102
Change in Control Arrangements	103
Retirement Plan	104
Report of the Audit Committee	106
Report of the Corporate Responsibility and Governance Committee	108
Report of the Executive Compensation and Development Committee	110
Section 16(a) Beneficial Ownership Reporting Compliance	114
Performance Graph – Shareholder Return	115
Exhibit I – Audit Committee Charter	116
2003 Annual Meeting Map, Directions and Parking Information	119

CORPORATE INFORMATION

2002 Kodak Health, Safety and Environment	120
2002 Global Diversity	121
Corporate Directory	123
Shareholder Information	124

CHAIRMAN'S LETTER
To Our Shareholders

In 2002—an exceptionally difficult year for most businesses—Eastman Kodak Company turned in a strong performance that achieved or exceeded most of our strategic, operational and financial objectives.

We strengthened our balance sheet and improved free cash flow. We also maintained our common stock dividend. Our business groups introduced innovative new products. Worldwide manufacturing productivity improved significantly. With a 25% total return, including dividends, Kodak closed the year as the best-performing stock among companies that make up the Dow Jones Industrial Average.

The continuing economic slump in the U.S., Europe and many other countries dampened sales growth. Restrained consumer spending and a sluggish travel and vacation industry—along with the continuing evolution of digital technology—impacted traditional photography sales in the U.S. and Western Europe, especially in the fourth quarter. In this environment, 2002 worldwide sales declined 3% compared with 2001. Even so, we managed the operational elements of our business to achieve a 16% year-over-year increase in operational earnings. We continued to see strong growth in the emerging markets of China (+25%), Russia (+20%) and India (+8%). In the U.S., we held market share in consumer film steady for the fifth straight year.

FINANCIAL PERFORMANCE

Our financial strategy again focused on generating cash to support the underlying value of the company, pay down debt, and enable prudent investments for growth. By year's end, we delivered $948 million in operating cash flow by lowering inventories, reducing receivables and keeping a tight lid on capital expenditures. In the process, we reduced debt by $594 million by year's end. We also bought back 7.4 million shares of Kodak stock from the company's U.S. pension plan, and ended a costly company-owned life insurance plan. Our cash position increased by $121 million to $569 million.

Continuing in 2002 was a worldwide workforce reduction, with the final phase to be completed in 2003. A further reduction in Kodak's worldwide employment of an estimated 3% is planned for 2003. A significant part of these reductions will result from consolidation of photofinishing operations in the U.S. and Western Europe as the company continues to rationalize and align its investments under our growth strategies.

GROWTH PLATFORM

While cost containment helped us navigate the shoals of a tough economy, we forged ahead with activities related to our growth strategies. We continued significant investments in research and development (R&D), the primary source of future growth through product innovation. Joint venture investments with Heidelberger Druckmaschinen AG to form NexPress (digital printing), Sanyo Electric to create SK Display Corp. (electronic displays) and with Hewlett-Packard for Phogenix (retail photofinishing) are on track to deliver innovative new products to their markets.

Guiding our growth plans are four key strategies within the $385 billion infoimaging market, where the convergence of imaging and information technology offers vast opportunity for Kodak as we seek to expand our participation into growing segments:

- **Expanding the benefits of film.** Our traditional film business is sound as digital imaging continues to evolve. An aggressive share management strategy enabled us to maintain our U.S. consumer film market share. Sales in emerging markets such as China and Russia had solid double-digit growth, allowing more people to benefit from the awesome capabilities of film technology. Our new Kodak Vision2 motion picture film received rave reviews in Hollywood and among the world's cinematographers. Innovative one-time-use cameras continued to grow as a major source of film revenues. We are leveraging our technical leadership in film and digital imaging technology to create imaging systems for consumer, health care, professional and commercial imaging markets.
- **Driving image output in all forms.** As digital image capture grows in the many markets we serve, demand will accelerate for hard copy images from digital files. For example, in

"In 2002—an exceptionally difficult year for most businesses—Kodak turned in a strong performance . . .

With a 25% total return . . . Kodak closed the year as the best-performing stock in the Dow Jones Industrial Average.

. . . achieved a 16% year-over-year increase in operational earnings.

. . . strong sales growth in the emerging markets of China (+25%), Russia (+20%) and India (+8%).

Guiding our growth plans are four key strategies within the $385 billion infoimaging market...

consumer markets, Kodak picture maker kiosk placements worldwide far outnumber our closest competitor, and are driving use of our thermal print media. Kodak Perfect Touch processing from our Qualex high-volume photofinishing operations is now rolling out across the U.S and in parts of Europe. This new service is recognized as a distinct advantage for Kodak as we marry film and digital technology to deliver better, more satisfying photo experiences to consumers. The award-winning Ofoto online picture service continues to attract new customers and grow revenue. In health imaging, our laser printers for digital x-ray hardcopy films are market leaders.

- **Making digital imaging easier.** The 2002 introduction of our newest generation of Kodak EasyShare digital cameras furthers the simplification of capturing, sharing, storing and printing digital images. In addition to Ofoto, the Kodak picture center online digital network in the U.S. and Europe enables picture takers to order and receive prints via the world's largest network of online retail outlets.
- **Developing new businesses in new markets.** In the fourth quarter, we announced a new Display Group to oversee the growth of our organic light-emitting diode (OLED) flat-panel display business and nurture new display technologies emerging from our R&D laboratories into future business opportunities.

Pursuing these growth strategies strengthened Kodak's current—and future—position as the world's premier imaging company. Highlighted below are some of the accomplishments that we are leveraging to extend our worldwide brand strength, unparalleled technical know-how and global manufacturing and product distribution prowess.

Innovative one-time-use cameras continued to grow as a major source of film revenues.

BUSINESS/MARKET HIGHLIGHTS

Photography Group

Kodak's U.S. consumer color negative film share held steady for the fifth consecutive year in the face of economic weakness and an industry-wide decline in U.S. consumer film sales. Unemployment and decreased vacation travel hurt the film industry in the U.S. and Western Europe. Our experience suggests that economic recovery will drive increased picture taking. Kodak one-time-use cameras continue to be a major factor in film photography, helped by innovations such as the Kodak Ultra compact model introduced in Europe and a new underwater model now available in world markets.

The worldwide introduction of second-generation Kodak EasyShare digital cameras drove solid sales and firmly established Kodak as the leading ease-of-use innovator in digital picture taking. Sales grew at double-digit rates in the fourth quarter, and we are closer than ever to profitability for this product line. The system makes it easy to capture and produce hard-copy digital images, whether with home printing or through online and retail services.

The award-winning Ofoto online picture service continues to attract new customers and grow revenue.

Online photo fulfillment business grew as Kodak implemented its retail strategy through the Kodak picture center online network initiative. More than 20,000 retail outlets in the U.S. and 5,400 in Western Europe comprise the world's largest infrastructure for online photo processing. Sales from our Ofoto Internet service doubled in 2002. Ofoto is the leading online picture service, with more than six million registered members. Kodak picture center online and Ofoto are fundamental to our image output strategy.

Another component of our output strategy involves more than 39,000 Kodak picture maker kiosks in place worldwide, the primary source of double-digit growth for thermal print media in 2002. We are also testing non-traditional venues for this service—such as hotels and office products stores—to determine the potential for wider placements of our kiosks. Meanwhile, Kodak inkjet photo paper for home printing had very strong double-digit growth in the fourth quarter, maintaining its position as the second-leading seller for the worldwide home printer market.



Aggressive advertising and promotion across the range of Kodak consumer offerings supported increased sales of one-time-use cameras and digital services such as picture CD.

We are especially pleased with the positive response to our marketing initiatives to boost sales of one-time-use cameras and black and white films among the critical 18–34 age demographic. Test marketing of black and white amateur film was so successful that we launched a national campaign targeted to young adults who want to experience the fun and unique benefits of black and white photography.

Photofinishing volumes in the U.S. were lower due to lower industry film sales. However, wholesale photofinisher acquisitions in Western Europe helped boost Kodak sales in that region. Consolidation of these operations will strengthen our print and processing services in that part of the world.

The rollout of Kodak Perfect Touch processing began in the fourth quarter and will continue into the second quarter of 2003. This high-volume, premium digital processing service scans film negatives and applies special software to automatically provide more vibrant color, richer detail and fewer dark shadows in pictures. In U.S. test markets for Perfect Touch processing, research showed that 74% of consumers surveyed noticed a dramatic difference in their pictures. Better yet, six of ten consumers indicated they would switch retailers in order to use Kodak Perfect Touch processing. After the service was launched throughout the Midwest, overnight premium photofinishing volumes increased more than 20%. A similar reception by European consumers greeted the rollout of the service—called Kodak Photo Perfect—in Austria, where 64% of those surveyed said they would be repeat users of the service.

Results on the professional photography front were mixed. While sales declined in professional markets for film and paper as the market evolves to digital formats, Kodak generated excitement and demand in the digital arena. The Kodak Professional DCS 14n digital camera provides a cost-effective way to capture ultra-high resolution pictures. Kodak also moved aggressively to implement the professional products and services workflow productivity solutions for professional laboratories and photographers.

Worldwide sales of origination and print film to the entertainment industry were flat. Origination film volume decreases were due primarily to economic factors impacting commercials and independent feature films, and were partially offset by an increase in print volumes. Even in the slow economy, motion pictures continue to be a major source of fun and entertainment for millions of people. U.S. moviegoers spent a record $9.3 billion on theater tickets in 2002. We're proud to note that 100% of the motion pictures nominated for major 2002 Academy Awards were shot on Kodak film stock. Introduction of second-generation, Kodak Vision2 motion picture film takes traditional film performance to a new level, and is receiving enthusiastic reception among cinematographers.

Research and development scientists also are leading the way for future digital cinema operations. The Kodak digital cinema operating system, a pre-show advertising and entertainment projection system, was launched at a test site in December. Our Cinesite post-production unit won the Royal Television Society Award for digital visual effects created for the HBO special, "Band of Brothers." The work also was nominated for an EMMY in the U.S.

Health Imaging Group

Health Imaging (HI), our second largest business, was a bright spot for Kodak in 2002. Operating margins improved steadily throughout the year as the unit reduced SG&A expenses and experienced the benefits of restructuring and cost control. A primary focus was on increasing manufacturing productivity, reducing material and distribution costs, and improving equipment quality and reliability. With substantial gains in the third and fourth quarters, year-to-year HI sales were up slightly. Digital products and services—including digital printers, media, capture systems and picture archiving and communications systems (PACS)—achieved good gains. Sales of traditional x-ray films were lower due to pricing pressures and lower volumes. However, specialty films for oncology and mammography showed strong gains year-to-year. In the fourth quarter, Health Imaging introduced a range of new products intended to drive growth for Kodak—including a next-generation PACS system, a flagship dry laser imager, and a top-of-the line computed radiography system.

"Unemployment and decreased vacation travel hurt the film industry in the U.S. and Western Europe. Our experience suggests that economic recovery will drive increased picture taking.

The worldwide introduction of second-generation Kodak EasyShare digital cameras drove solid sales and firmly established Kodak as the leading ease-of-use innovator in digital picture taking.

Health Imaging, our second largest business, was a bright spot for Kodak in 2002.

...double-digit growth for thermal print media in 2002.

Commercial Imaging Group

Organizational realignment around strategic product groups during 2002 helped this business, which serves commercial and government customers, achieve operational efficiencies and identify profitable business opportunities. Overall sales for 2002 were flat. Sales to government customers continued to grow, and introduction of a new Innovation Series scanner for low-volume document scanning reinforced Kodak product leadership in the overall market. The Kodak i260 scanner was named a Product of the Year by Transform magazine.

The NexPress 2100 printer received solid acceptance during its first year on the market despite a tough year for the printing and publishing industry. Orders were taken for more than 200 printers. The new printer is a product of a joint venture between Kodak and Heidelberg. It stands alone in the color printing market for digital variable on-demand production equipment, and has potential for professional laboratory markets.

...few signs at this time of an upturn in the economy, and we expect 2003 to be another very challenging year.

Display Group

This new business group was organized during the fourth quarter to guide our expanding role in OLED image display, which has been estimated to grow to a $2.3 billion market by 2008. The group encompasses the display products business, Kodak's participation in the SK Display joint venture, large-size flat-panel display initiatives and new display businesses emerging from the research laboratories. Establishing the group strengthens our drive to generate several hundred million dollars in OLED sales over the next few years, and will accelerate commercialization of other new display-related technologies that are part of our broader strategy to win new business in new markets. Display Group financial results are included in the "All Other" category.

OUTLOOK

There are few signs at this time of an upturn in the economy, and we expect 2003 to be another very challenging year. We will continue to face many of the same marketplace challenges experienced in 2002, including heightened geopolitical tensions. We believe our strategic market focus—and our unyielding commitment to cost management—positions us well in the current business environment. We will concentrate on those aspects of our business that we can control: cash management, cost consciousness and superior performance in all phases of the Kodak enterprise. We are committed to flawless execution across all business and functional organizations to drive even better returns on our investments.

...And especially to you—our shareholders—we are grateful for your investment in Kodak's proud present and bright future.

Success today—as well as for the longer term—is predicated on innovation, operational excellence and a sharp customer focus. We will maximize the use of our R&D investment to deliver imaging products and services that delight our customers. We will build on the Kodak legacy of productive manufacturing, effective marketing and global product distribution to enhance our competitive position in all of our markets. Finally, our focus on continuing to strengthen the balance sheet, combined with astute execution of plans and strategies, will deliver value for our customers and our owners.

I'd like to thank all members of the Kodak family, including our employees and our customers, for making 2002 a year of significant accomplishment in the face of continuing challenge. A strong, globally diverse management team supported by dedicated employees kept us on the path forward. An active, involved Board of Directors provided conscientious oversight for our business. We also owe thanks to those communities around the world in which we operate. And especially to you—our shareholders—we are grateful for your investment in Kodak's proud present and bright future.





Dan Carp

Daniel A. Carp
Chairman & Chief Executive Officer,
President & Chief Operating Officer

FINANCIALS
Financial Highlights

(Dollar amounts and shares in millions, except per share data)	2002[1]	2001[2]
Stock price per share at year end	$ 35.04	$ 29.43
Net sales from continuing operations	$ 12,835	$ 13,229
Earnings from continuing operations before interest, other charges and income taxes	$ 1,220	$ 352
Earnings from continuing operations	$ 793	$ 81
Loss from discontinued operations	$ (23)	$ (5)
Net earnings	$ 770	$ 76
Basic and diluted net earnings (loss) per share		
Continuing operations	$ 2.72	$ .28
Discontinued operations	$ (.08)	$ (.02)
Total	$ 2.64	$ .26
Cash dividends paid	$ 525	$ 643
— per common share	$ 1.80	$ 2.21
Average number of common shares outstanding	291.5	290.6
Shareholders at year end	89,988	91,893
Total shareholders' equity	$ 2,777	$ 2,894
Additions to properties	$ 577	$ 743
Depreciation	$ 818	$ 765
Wages, salaries and employee benefits	$ 3,991	$ 3,824
Employees at year end		
— in the U.S.	39,000	42,000
— worldwide	70,000	75,100

(1) Results for the year included $143 million of restructuring charges; $29 million reversal of restructuring charges; $50 million for a charge related to asset impairments and other asset write-offs; $38 million of losses related to the discontinued operations of Kodak Global Imaging, Inc. (KGII) and Sterling Winthrop Inc.; and a $121 million tax benefit relating to the closure of the Company's PictureVision subsidiary, the consolidation of the Company's photofinishing operations in Japan, asset write-offs and a change in the corporate tax rate. The after-tax impact of these items was $17 million. Excluding these items, net earnings were $787 million. Basic and diluted earnings per share were $2.70.

(2) Results for the year included $678 million of restructuring charges; a $42 million charge related to asset impairments associated with certain of the Company's photofinishing operations; a $15 million charge for asset impairments related to venture investments; a $41 million charge for environmental reserves; a $77 million charge for the Wolf bankruptcy; a $20 million charge for the Kmart bankruptcy; $18 million of relocation charges related to the sale and exit of a manufacturing facility in 2000; $7 million of losses related to the discontinued operations of KGII; an $11 million tax benefit related to a favorable tax settlement; and a $20 million tax benefit representing a decline in the year-over-year effective tax rate. The after-tax impact of these items was $599 million. Excluding these items, net earnings were $675 million. Basic and diluted earnings per share were $2.32.

Management's Discussion and Analysis

of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

Eastman Kodak Company (the Company or Kodak) believes that the critical accounting policies and estimates discussed below involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

REVENUE RECOGNITION

Kodak recognizes revenue when it is realized or realizable and earned. For the sale of multiple-element arrangements whereby equipment is combined with services, including maintenance and training, and other elements, including software and products, the Company allocates to, and recognizes revenue from, the various elements based on verifiable objective evidence of fair value (if software is not included or is incidental to the transaction) or Kodak-specific objective evidence of fair value if software is included and is other than incidental to the sales transaction as a whole. For full service solutions sales, which consist of the sale of equipment and software which may or may not require significant production, modification or customization, there are two acceptable methods of accounting: percentage of completion accounting and completed contract accounting. For certain of the Company's full service solutions, the completed contract method of accounting is being followed by the Company. This is due to insufficient historical experience resulting in the inability to provide reasonably dependable estimates of the revenues and costs applicable to the various stages of such contracts as would be necessary under the percentage of completion methodology. When the Company does have sufficient historical experience and the ability to provide reasonably dependable estimates of the revenues and the costs applicable to the various stages of these contracts, the Company will account for these full service solutions under the percentage of completion methodology.

The Company records reductions to revenue for customer incentive programs offered including cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, slotting fees and coupons. The liability for the incentive programs is recorded at the time of sale. The Company determines the amount of the incentives that are based on estimates by using historical experience and internal and customer data. To the extent actual experience differs from estimates, additional reductions to revenue could be recorded. If market conditions were to decline, the Company may take actions to expand these customer offerings, which may result in incremental reductions to revenue.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Kodak regularly analyzes its customer accounts and, when it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer's overall financial condition, records a specific provision for uncollectible accounts to reduce the related receivable to the amount that is estimated to be collectible. The Company also records and maintains a provision for doubtful accounts for customers based on a variety of factors including the Company's historical experience, the length of time the receivable has been outstanding and the financial condition of the customer. If circumstances related to specific customers were to change, the Company's estimates with respect to the collectibility of the related receivables could be further adjusted. However, losses in the aggregate have not exceeded management's expectations.

INVENTORIES

Kodak reduces the carrying value of its inventory based on estimates of what is excess, slow-moving and obsolete, as well as inventory whose carrying value is in excess of net realizable value. These write-downs are based on current assessments about future demands, market conditions and related management initiatives. If, in the future, the Company determined that market conditions and actual demands are less favorable than those projected and, therefore, inventory was overvalued, the Company would be required to further reduce the carrying value of the inventory and record a charge to earnings at the time such determination was made. However, if in the future the Company determined that inventory write-downs were overstated and, therefore, inventory was undervalued, the Company would recognize the increase to earnings through higher gross profit at the time the related undervalued inventory was sold. However, actual results have not differed materially from management's estimates.

VALUATION OF LONG-LIVED ASSETS INCLUDING GOODWILL AND PURCHASED INTANGIBLE ASSETS

The Company reviews the carrying value of its long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the

Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

To assess goodwill for impairment, the Company performs an assessment of the carrying value of its reporting units on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of the Company's reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and would record an impairment charge to earnings to the extent the carrying amount of the reporting unit goodwill exceeds its implied fair value. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rate, long-term growth rate and appropriate market comparables.

The Company's assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and its periodic review of the remaining useful lives of its long-lived assets are an integral part of Kodak's ongoing strategic review of the business and operations, and are also performed in conjunction with the Company's periodic restructuring actions. Therefore, future changes in the Company's strategy, the ongoing digital substitution, the continuing shift from overnight photofinishing to onsite processing and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company's estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill could change and, therefore, impact the assessments of impairment in the future.

In performing the annual assessment of goodwill for impairment, the Company determined that none of the reporting units' carrying values were close to exceeding their respective fair values. See "Goodwill" under Note 1, "Significant Accounting Policies."

INVESTMENTS IN EQUITY SECURITIES

Kodak holds minority interests in certain publicly traded and privately held companies having operations or technology within its strategic area of focus. The Company's policy is to record an impairment charge on these investments when they experience declines in value that are considered to be other-than-temporary. Poor operating results of the investees or adverse changes in market conditions in the future may cause losses or an inability of the Company to recover its carrying value in these underlying investments. The remaining carrying value of the Company's investments in these equity securities is $29 million at December 31, 2002.

INCOME TAXES

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2002, the Company has deferred tax assets for its net operating loss and foreign tax credit carryforwards of $16 million and $99 million, respectively, relating to which the Company has a valuation allowance of $16 million and $56 million, respectively. The Company has considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. If Kodak were to determine that it would not be able to realize a portion of its net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that the deferred tax assets for which there is currently a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

The Company's effective tax rate considers the impact of undistributed earnings of subsidiary companies outside the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to permanently reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on a tax-free basis, the Company will pay dividends to the U.S. Material changes in the Company's working capital and long-term investment requirements could impact the level and source of future remittances and, as a result, the Company's effective tax rate. See Note 13, "Income Taxes."

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

WARRANTY OBLIGATIONS

Management estimates expected product failure rates, material usage and service costs in the development of its warranty

obligations. In the event that the actual results of these items differ from the estimates, an adjustment to the warranty obligation would be recorded.

PENSION AND POSTRETIREMENT BENEFITS

Kodak's defined benefit pension and other postretirement benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions, which are reviewed annually by the Company, include the discount rate, long-term expected rate of return on plan assets, salary growth, healthcare cost trend rate and other economic and demographic factors. The Company bases the discount rate assumption for its significant plans on the estimated rate at which annuity contracts could be purchased to discharge the pension benefit obligation. In estimating that rate, the Company looks to the AA-rated corporate long-term bond yield rate in the respective country as of the last day of the year in the Company's reporting period as a guide. The long-term expected rate of return on plan assets is based on a combination of formal asset allocation studies, historical results of the portfolio and management's expectation as to future returns that are expected to be realized over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends.

The Company evaluates its expected long-term rate of return on plan asset (EROA) assumption annually for the Kodak Retirement Income Plan (KRIP). To facilitate this evaluation, every two to three years, or when market conditions change materially, the Company undertakes a new asset liability study to reaffirm the current asset allocation and the related EROA assumption. Wilshire Associates, a consulting firm, completed a study (the Study) in September 2002, which led to several asset allocation shifts and a decrease in the EROA from 9.5% for the year ended December 31, 2002 to 9.0% for the year ended December 31, 2003. This factor, coupled with a decrease in the discount rate of 75 basis points from 7.25% for 2002 to 6.5% for 2003, and the fact that the transition asset, which provided approximately $56 million of income in 2002, is fully amortized as of December 31, 2002, is expected to lower total pension income in the U.S. from $197 million in 2002 to pension income in the range of $49 million to $59 million in 2003. This decrease in income will be partially offset by a decrease in pension expense in the Company's non-U.S. plans in the range of $53 million to $65 million. Additionally, the Company increased its healthcare cost trend rate assumption with respect to the Company's most significant postretirement plan, the U.S. plan, from 9% for 2003, decreasing to 5% by 2007 (as discussed in the Company's 2001 Annual Report on Form 10-K), to 12% for 2003, decreasing to 5% by 2010. This increase in the healthcare cost trend rate assumption, coupled with the decrease in the discount rate, is expected to increase the cost of this plan from $222 million in 2002 to a range of $254 million to $310 million in 2003. All these factors have been incorporated into the Company's earnings outlook for 2003.

Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the plan participants to the extent such total net recognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the market-related value of assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and postretirement benefit costs and obligations.

In accordance with the guidance under Statement of Financial Accounting Standards (SFAS) No. 87, the Company is required to record an additional minimum pension liability in its Consolidated Statement of Financial Position that is at least equal to the unfunded accumulated benefit obligation of its defined benefit pension plans. In the fourth quarter of 2002, due to the decreasing discount rates and the weak performance of the global equity markets in 2002, the Company increased its net additional minimum pension liability by $577 million and recorded a corresponding charge to accumulated other comprehensive income (a component of stockholders' equity) of $394 million, net of taxes of $183 million. If discount rates and the global equity markets' performance continue to decline, the Company may be required to increase its additional minimum pension liabilities and record further charges to stockholders' equity in the future. Likewise, if discount rates increase and the performance of the global equity markets improve, the Company could be in a position to reduce its minimum pension liability and reverse the corresponding charges to equity.

ENVIRONMENTAL COMMITMENTS

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Kodak, sites formerly owned by Kodak, and other third party sites where Kodak was designated as a potentially responsible party (PRP). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-01 "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. The Company has an ongoing monitoring and identification process to assess how the activities with respect to the known exposures are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown. To the extent that the current work plans are not effective in achieving targeted results, the proposals to regulatory agencies for desired methods and outcomes of remediation are not acceptable, or additional exposures are identified, Kodak's estimate of its environmental liabilities may change.

Detailed Results of Operations

Net Sales from Continuing Operations by Reportable Segment and All Other (in millions)	2002	Change	2001	Change	2000
Photography					
Inside the U.S	$ 4,034	-10%	$ 4,482	-10%	$ 4,960
Outside the U.S.	4,968	+1	4,921	-7	5,271
Total Photography	9,002	-4	9,403	-8	10,231
Health Imaging					
Inside the U.S.	1,088	0	1,089	+2	1,067
Outside the U.S	1,186	+1	1,173	+2	1,153
Total Health Imaging	2,274	+1	2,262	+2	2,220
Commercial Imaging					
Inside the U.S	818	0	820	+15	715
Outside the U.S.	638	+1	634	-10	702
Total Commercial Imaging	1,456	0	1,454	+3	1,417
All Other					
Inside the U.S.	53	-22	68	0	68
Outside the U.S.	50	+19	42	-28	58
Total All Other	103	-6	110	-13	126
Total Net Sales	$ 12,835	-3%	$ 13,229	-5%	$ 13,994
Earnings (Loss) from Continuing Operations Before Interest, Other (Charges) Income, and Income Taxes by Reportable Segment and All Other (in millions)					
Photography	$ 771	-2%	$ 787	-45%	$ 1,430
Health Imaging	431	+33	323	-38	518
Commercial Imaging	192	+12	172	-26	233
All Other	(28)		(60)		(11)
Total of segments	1,366	+12	1,222	-44	2,170
Venture investment impairments and other asset write-offs	(32)		(12)		—
Restructuring (costs) credits and asset impairments	(114)		(720)		44
Wolf charge	—		(77)		—
Environmental reserve	—		(41)		—
Kmart charge	—		(20)		—
Consolidated total	$ 1,220	+247%	$ 352	-84%	$ 2,214
Net Earnings (Loss) From Continuing Operations by Reportable Segment and All Other (in millions)					
Photography	$ 550	+3%	$ 535	-48%	$ 1,034
Health Imaging	313	+42	221	-38	356
Commercial Imaging	83	-1	84	-7	90
All Other	(23)		(38)		(2)
Total of segments	923	+15	802	-46	1,478
Venture investment impairments and other asset write-offs	(50)		(15)		—
Restructuring (costs) credits and asset impairments	(114)		(720)		44
Wolf charge	—		(77)		—
Environmental reserve	—		(41)		—
Kmart charge	—		(20)		—
Interest expense	(173)		(219)		(178)
Other corporate items	14		8		26
Tax benefit — PictureVision subsidiary closure	45		—		—
Tax benefit — Kodak Imagex Japan	46		—		—
Income tax effects on above items and taxes not allocated to segments	102		363		37
Consolidated total	$ 793	+879%	$ 81	-94%	$ 1,407

2002 COMPARED WITH 2001

RESULTS OF OPERATIONS — CONTINUING OPERATIONS

Consolidated Net worldwide sales were $12,835 million for 2002 as compared with $13,229 million for 2001, representing a decrease of $394 million, or 3% as reported, with no net impact from exchange. Declines in volume accounted for approximately 1.5 percentage points of the sales decrease, driven primarily by volume decreases in traditional film and U.S. photofinishing services. Declines in price/mix reduced sales for 2002 by approximately 1.5 percentage points, driven primarily by traditional consumer film products and health film and laser imaging systems.

Net sales in the U.S. were $5,993 million for the current year as compared with $6,459 million for the prior year, representing a decrease of $466 million, or 7%. Net sales outside the U.S. were $6,842 million for the current year as compared with $6,770 million for the prior year, representing an increase of $72 million, or 1% as reported, with no impact from exchange.

Net sales in the Europe, Asia, Africa, and Middle East Region (EAMER) for 2002 were $3,491 million as compared with $3,333 million for 2001, representing an increase of 5% as reported, or 1% excluding the favorable impact of exchange. Net sales in the Asia Pacific region for 2002 increased slightly from $2,231 million for 2001 to $2,240 million for 2002, with no impact from exchange. Net sales in the Canada and Latin America region for 2002 were $1,111 million as compared with $1,206 million for 2001, representing a decrease of 8% as reported, or an increase of 6% excluding the negative impact of exchange.

Net sales for Emerging Market countries were $2,425 million for 2002 as compared with $2,371 million for 2001, representing an increase of $54 million, or 2%. Sales growth in China and Russia of 25% and 20%, respectively, were the primary drivers of the increase in sales in Emerging Market countries, partially offset by decreased sales in Argentina, Brazil and Mexico of 53%, 11% and 6%, respectively. The sales growth in China resulted from strong business performance for health and consumer products. The sales growth in Russia is a result of the expansion of new channel operations for Kodak products and services and continued success in camera seeding programs. The sales declines in Argentina, Brazil and Mexico are reflective of the continued economic weakness currently being experienced by many Latin American emerging market countries. The emerging market portfolio accounted for approximately 19% and 35% of the Company's worldwide and non-U.S. sales, respectively, in 2002.

Gross profit was $4,610 million for 2002 as compared with $4,568 million for 2001, representing an increase of $42 million, or 1%. The gross profit margin was 35.9% in the current year as compared with 34.5% in the prior year. The increase of 1.4 percentage points was primarily attributable to manufacturing productivity/cost, which favorably impacted gross profit margins by approximately 2.7 percentage points year-over-year due to reduced labor expense, favorable materials pricing and improved product yields. This increase was also attributable to costs associated with restructuring and the exit of an equipment manufacturing facility incurred in 2001 but not in the current year, which negatively impacted gross profit margins for 2001 by approximately 1.0 percentage point. The positive impacts to gross profit were partially offset by year-over-year price/mix declines, which reduced gross profit margins by approximately 2.3 percentage points. The price/mix decreases were primarily related to declining prices on consumer film, health laser imaging systems and consumer color paper, and product shifts primarily in the Photography segment.

Selling, general and administrative expenses (SG&A) were $2,530 million for 2002 as compared with $2,625 million for 2001, representing a decrease of $95 million, or 4%. SG&A decreased slightly as a percentage of sales from 19.8% for the prior year to 19.7% for the current year. The net decrease in SG&A is primarily attributable to the cost savings from the employment reductions and other non-severance related components of the Company's focused cost reductions, offset by acquisitions in the Photography and Commercial segments and higher strategic venture investment impairments in 2002 when compared with 2001 of $15 million.

Research and development (R&D) costs remained relatively flat at $762 million for 2002 as compared with $779 million for 2001, representing a decrease of $17 million, or 2%. As a percentage of sales, R&D costs also remained flat at 5.9% for both the current and prior years.

Earnings from continuing operations before interest, other (charges) income, and income taxes for 2002 were $1,220 million as compared with $352 million for 2001, representing an increase of $868 million, or 247%. The primary reason for the increase in earnings from operations was a decrease in restructuring costs and asset impairments of $586 million. Results for 2002 also benefited from the savings associated with restructuring programs implemented in 2001. In addition, results for 2001 included charges of $138 million for the Wolf bankruptcy charge, environmental reserve and Kmart bankruptcy, and goodwill amortization charges of $153 million.

Interest expense for 2002 was $173 million as compared with $219 million for 2001, representing a decrease of $46 million, or 21%. The decrease in interest expense is primarily attributable to lower average borrowing levels and lower interest rates in 2002 relative to 2001. Other charges for the current year were a net charge of $101 million as compared with a net charge of $18 million for the prior year. The increase in other charges is primarily attributable to increased losses from the Company's NexPress and SK Display joint ventures as these business ventures are in the early stages of bringing their offerings to market, higher non-strategic venture investment

impairments, higher losses related to minority interests and an increase in foreign exchange losses. This activity was partially offset by a gain recognized on the sale of assets in the current year.

The Company's effective tax rate from continuing operations decreased from 30% for 2001 to 16% for 2002. The effective tax rate from continuing operations of 16% for 2002 is less than the U.S. statutory rate of 35% primarily due to the charges for the focused cost reductions and asset impairments being deducted in jurisdictions that have a higher tax rate than the U.S. federal income tax rate, and also due to discrete period tax benefits of approximately $99 million relating to the closure and restructuring of certain of the Company's business activities and other one-time items, which were partially offset by the impact of recording a valuation allowance to provide for certain tax benefits that the Company would be required to forgo in order to fully realize the benefits of its foreign tax credit carryforwards.

The effective tax rate from continuing operations of 30% for 2001 is less than the U.S. statutory rate of 35% primarily because of a tax benefit from favorable tax settlements in the third quarter of 2001, which was partially offset by the impact of nondeductible goodwill amortization in 2001.

Excluding the items described above, the Company's effective tax rate from continuing operations decreased from 31% for 2001 to 27% for 2002. The lower effective tax from continuing operations in the current year as compared with the prior year is primarily attributable to the tax benefits from the elimination of goodwill amortization in 2002 and further increases in earnings in lower tax rate jurisdictions. The Company expects its effective tax rate to be approximately 27% in 2003.

Net earnings from continuing operations for 2002 were $793 million, or $2.72 per basic and diluted share, as compared with net earnings from continuing operations for 2001 of $81 million, or $.28 per basic and diluted share, representing an increase of $712 million, or 879%. The increase in net earnings from continuing operations is primarily attributable to the reasons outlined above.

Photography Net worldwide sales for the Photography segment were $9,002 million for 2002 as compared with $9,403 million for 2001, representing a decrease of $401 million, or 4% as reported, with no net impact from exchange. Approximately 2.0 percentage points of the decrease were attributable to declines in volume, driven primarily by volume decreases in consumer and professional film and photofinishing, and approximately 2.0 percentage points of the decrease were attributable to declines in price/mix, driven primarily by consumer film products.

Photography segment net sales in the U.S. were $4,034 million for the current year as compared with $4,482 million for the prior year, representing a decrease of $448 million, or 10%. Photography segment net sales outside the U.S. were $4,968 million for the current year as compared with $4,921 million for the prior year, representing an increase of $47 million, or 1% as reported, with no impact from exchange.

Net worldwide sales of consumer film products, including 35mm film, Advantix film and one-time-use cameras, decreased 6% in 2002 as compared with 2001, reflecting declines due to lower volumes of 2%, negative price/mix of 3%, and 1% negative impact of exchange. Sales of the Company's consumer film products within the U.S. decreased 12% in the current year as compared with the prior year, reflecting declines due to lower volumes of 7% and negative price/mix of 5%. The lower film product sales are attributable to a declining industry demand driven by a weak economy and the impact of digital substitution. Sales of the Company's consumer film products outside the U.S. remained flat, with declines related to negative exchange of 1% offsetting increases related to higher volumes of 1%.

The U.S. film industry volume decreased approximately 3% in 2002 as compared with 2001 due to continuing economic weakness and the impact of digital substitution. For the fifth consecutive year, the Company has met its goal of maintaining full year U.S. consumer film market share.

Net worldwide sales of consumer color paper decreased 3% in 2002 as compared with 2001, reflecting declines due to volume and exchange of 2% and 1%, respectively. Net sales of consumer color paper in the U.S. decreased 7% in the current year as compared with the prior year, reflecting declines from lower volumes of 8%, partially offset by favorable price/mix of 1%. Net sales of consumer color paper outside the U.S. decreased 1%, reflecting a 1% decline related to negative price/mix and a 2% decline related to negative exchange, partially offset by a 2% increase in volume.

Net worldwide photofinishing sales, including Qualex in the U.S. and Consumer Imaging Services (CIS) outside the U.S., decreased 4% in 2002 as compared with 2001, 5% of which was attributable to lower volumes, partially offset by 1% favorable impact of exchange. In the U.S., Qualex's processing volumes (wholesale and on-site) decreased approximately 14% in 2002 as compared with 2001, which is composed of decreases in wholesale and on-site processing volumes of 13% and 16%, respectively. These declines reflect the effects of a continued weak film industry, the adverse impact of several hundred store closures by a major U.S. retailer, and the impact of digital substitution. During the current year, CIS revenues in Europe benefited from the acquisition of (1) Spector Photo Group's wholesale photofinishing and distribution operations in France, Germany, and Austria, (2) ColourCare Limited's wholesale processing and printing operations in the United Kingdom and (3) Percolor photofinishing operations in Spain. These benefits were partially offset by weak industry trends for photofinishing in the second half of the year.

The average penetration rate for the number of rolls scanned at Qualex's wholesale labs averaged 7.5% for 2002, reflecting an increase from the 5.3% rate in 2001. The growth was driven by continued consumer acceptance of Picture CD and Retail.com, the

retail industry's leading e-commerce platform for business-to-business collaboration. In addition, the number of images scanned in the current year increased 19% as compared with the prior year.

Net sales from the Company's consumer digital products and services, which include picture maker kiosks/media and consumer digital services revenue from Picture CD, "You've Got Pictures", and Retail.com, remained flat in 2002 as compared with 2001. The Company has broadly enabled the retail industry in the U.S. with its picture maker kiosks and is focused on bringing to market new kiosk offerings, creating new kiosk channels, expanding internationally and continuing to increase the media burn per kiosk. Net worldwide sales of thermal media used in picture maker kiosks increased 11% in the current year as compared with the prior year.

Net worldwide sales of consumer digital cameras increased 10% in 2002 as compared with 2001 due to strong consumer acceptance of the EasyShare digital camera system, despite sensor component shortages earlier in the year. As a result, consumer digital camera market share increased modestly in 2002 compared with 2001.

Net worldwide sales of inkjet photo paper increased 43% in 2002 as compared with 2001, primarily due to higher volumes. The double-digit revenue growth and the maintenance of market share are primarily attributable to strong underlying market growth, introduction of new products, continued promotional activity at key accounts and success in broadening channel distribution.

Net worldwide sales of professional sensitized products, including color negative, color reversal and commercial black and white films and sensitized paper, decreased 13% in 2002 as compared with 2001, reflecting primarily a decline in volume, with no impact from exchange. Overall sales declines were primarily the result of ongoing digital substitution and continued economic weakness in markets worldwide.

Net worldwide sales of origination and print film to the entertainment industry remained flat in 2002 as compared with 2001, with a 1% favorable impact from exchange offset by a 1% decline attributable to lower volumes. The decrease in volumes of net worldwide film sales was primarily attributable to economic factors impacting origination film for commercials and independent feature films, partially offset by an increase in print film volumes.

Gross profit for the Photography segment was $3,219 million for 2002 as compared with $3,402 million for 2001, representing a decrease of $183 million or 5%. The gross profit margin was 35.8% in the current year as compared with 36.2% in the prior year. The 0.4 percentage point decrease was primarily attributable to decreases in price/mix that impacted gross profit margins by approximately 3.0 percentage points, partially offset by an increase in productivity/cost improvements that impacted gross margins by approximately 2.6 percentage points.

SG&A expenses for the Photography segment were $1,935 million for 2002 as compared with $1,963 million for 2001, representing a decrease of $28 million or 1%. The net decrease in SG&A spending is primarily attributable to the cost reduction activities and expense management, partially offset by increases in SG&A expense related to CIS photofinishing acquisitions in Europe. As a percentage of sales, SG&A expense increased from 20.9% in the prior year to 21.5% in the current year.

R&D costs for the Photography segment decreased $29 million or 5% from $542 million in 2001 to $513 million in 2002. As a percentage of sales, R&D costs decreased slightly from 5.8% in the prior year to 5.7% in the current year.

Earnings from continuing operations before interest, other (charges) income, and income taxes for the Photography segment decreased $16 million, or 2%, from $787 million in 2001 to $771 million in 2002, reflecting the combined effects of lower sales and a lower gross profit margin, partially offset by SG&A and R&D cost reductions and the elimination of goodwill amortization in 2002, which was $110 million in 2001.

Health Imaging Net worldwide sales for the Health Imaging segment were $2,274 million for 2002 as compared with $2,262 million for 2001, representing an increase of $12 million, or 1% as reported, or an increase of 2% excluding the negative net impact of exchange. The increase in sales was attributable to an increase in price/mix and volume of approximately 0.4 and 1.1 percentage points, respectively, primarily due to laser imaging systems and equipment services, partially offset by a decrease from negative exchange of approximately 0.8 percentage point.

Net sales in the U.S. decreased slightly from $1,089 million for the prior year to $1,088 million for the current year. Net sales outside the U.S. were $1,186 million for 2002 as compared with $1,173 million for 2001, representing an increase of $13 million, or 1% as reported, or an increase of 2% excluding the negative impact of exchange.

Net worldwide sales of digital products, which include laser printers (DryView imagers and wet laser printers), digital media (DryView and wet laser media), digital capture equipment (computed radiography capture equipment and digital radiography equipment), services and Picture Archiving and Communications Systems (PACS), increased 5% in 2002 as compared with 2001. The increase in digital product sales was primarily attributable to higher digital media, service, digital capture and PACS volumes as the market for these products continues to grow.

Net worldwide sales of traditional products, including analog film, equipment, chemistry and services, decreased 4% in 2002 as compared with 2001. The decrease in sales was primarily attributable to a net decline in sales of analog film products. This net decrease was partly mitigated by an increase in sales of Mammography and Oncology (M&O) analog film products. Analog film products (excluding M&O) decreased 8% in 2002 as compared with 2001, reflecting declines due to volume, exchange and price/mix of approximately 5%, 2% and 1%, respectively.

Although analog film volumes declined on a worldwide basis, current sales levels reflect an increase in traditional film market share. M&O sales increased 6% in the current year as compared with the prior year, reflecting higher volumes of approximately 8%, partially offset by decreases in price/mix and exchange of approximately 1% and 1%, respectively.

Gross profit for the Health Imaging segment was $930 million for 2002 as compared with $869 million for 2001, representing an increase of $61 million, or 7%. The gross profit margin was 40.9% in 2002 as compared with 38.4% in 2001. The 2.5 percentage point increase was attributable to productivity/cost improvements, which increased gross profit margins by 2.9 percentage points due to favorable media and equipment manufacturing productivity led by DryView digital media, analog medical film, laser imaging equipment, and PACS, which were complemented by lower service costs and improved supply chain management. The positive effects of productivity/cost on gross profit margins were partially offset by a decrease in price/mix that impacted margins by approximately 0.5 percentage point due to declining digital laser media and analog medical film prices.

The Company substantially completed the conversion of customers to the Novation Group Purchasing Organization (GPO) in 2001 and, therefore, the Company does not anticipate that this arrangement will have any additional significant potential impacts on gross profit trends in the future as was experienced in 2001.

SG&A expenses for the Health Imaging segment decreased $20 million, or 5%, from $367 million for 2001 to $347 million for 2002. As a percentage of sales, SG&A expenses decreased from 16.2% for 2001 to 15.3% for 2002. The decrease in SG&A expenses is primarily a result of cost reduction activities and expense management.

R&D costs for the Health Imaging segment remained constant at $152 million for 2002 and 2001. As a percentage of sales, R&D costs remained unchanged at 6.7% for both years.

Earnings from continuing operations before interest, other (charges) income, and income taxes for the Health Imaging segment increased $108 million, or 33%, from $323 million for 2001 to $431 million for 2002. The increase in earnings from operations and the resulting operational earnings margin are primarily attributable to the combined effects of improvements in gross profit margins, lower SG&A expense, and the elimination of goodwill amortization in 2002, which was $28 million in 2001.

Commercial Imaging Net worldwide sales for the Commercial Imaging segment for 2002 increased slightly from $1,454 million for 2001 to $1,456 million for 2002, representing an increase of $2 million, with no net impact from exchange. The slight increase in sales was attributable to an increase in price/mix of approximately 1.0 percentage point, which was almost entirely offset by declines in volume of approximately 0.9 percentage point related to graphic arts and micrographic products.

Net sales in the U.S. were $818 million for 2002 as compared with $820 million for 2001, representing a decrease of $2 million. Net sales outside the U.S. were $638 million in the current year as compared with $634 million in the prior year, representing an increase of $4 million, or 1%, with no impact from exchange.

Net worldwide sales of the Company's commercial and government products and services increased 7% in 2002 as compared with 2001. The increase in sales was principally due to an increase in revenues from government products and services under its government contracts.

Net worldwide sales for inkjet products were a contributor to the net increase in Commercial Imaging sales as these revenues increased 175% in 2002 as compared with 2001. The increase in sales was attributable to the acquisition of ENCAD, Inc., which has improved the Company's channel to the inkjet printer market.

Net worldwide sales of graphic arts products to Kodak Polychrome Graphics (KPG), an unconsolidated joint venture affiliate in which the Company has a 50% ownership interest, decreased 10% in 2002 as compared with 2001, primarily reflecting volume declines in graphic arts film. This reduction resulted largely from digital technology substitution and the effect of continuing economic weakness in the commercial printing market. The Company's equity in the earnings of KPG contributed positive results to other charges during 2002, but was not material to the Company's results from operations.

Gross profit for the Commercial Imaging segment for 2002 decreased slightly from $451 million for 2001 to $449 million for 2002. The gross profit margin was 30.8% for 2002 as compared with 31.0% for 2001. The gross profit margin remained relatively flat due to declines related to price/mix, which reduced margins by approximately 1.9 percentage points. These declines were offset by productivity/cost improvements, which increased margins by approximately 1.9 percentage points.

SG&A expenses for the Commercial Imaging segment decreased $14 million, or 7%, from $208 million for 2001 to $194 million for 2002. As a percentage of sales, SG&A expenses decreased from 14.3% for 2001 to 13.3% for 2002. The primary contributors to the decrease in SG&A expenses were cost reductions from the prior year restructuring actions, which had a larger impact on the results of 2002 as compared with 2001, partially offset by the acquisition of ENCAD, Inc. in 2002, which increased SG&A by $23 million.

R&D costs for the Commercial Imaging segment increased $5 million, or 9%, from $58 million for 2001 to $63 million for 2002. The increase was due to the acquisition of ENCAD, Inc. in 2002, which increased R&D costs by $8 million. As a percentage of sales, R&D costs increased from 4.0% in 2001 to 4.3% in 2002.

Earnings from continuing operations before interest, other (charges) income, and income taxes for the Commercial Imaging segment increased $20 million, or 12%, from $172 million in 2001 to $192 million in 2002. The increase in earnings from operations is primarily attributable to overall expense

management and the elimination of goodwill amortization in 2002, which was $15 million in 2001, partially offset by a lower gross profit margin.

All Other Net worldwide sales for All Other were $103 million for 2002 as compared with $110 million for 2001, representing a decrease of $7 million, or 6%. Net sales in the U.S. were $53 million in 2002 as compared with $68 million for 2001, representing a decrease of $15 million, or 22%. Net sales outside the U.S. were $50 million in the current year as compared with $42 million in the prior year, representing an increase of $8 million, or 19%.

Loss from continuing operations before interest, other (charges) income, and income taxes for All Other decreased $32 million from a loss of $60 million in 2001 to a loss of $28 million in 2002. The reduction in the loss from operations was primarily attributable to cost reductions in certain miscellaneous businesses and the benefit of current year manufacturing productivity.

RESULTS OF OPERATIONS — DISCONTINUED OPERATIONS

In March 2001, the Company acquired Citipix from Groupe Hauts Monts along with two related subsidiaries involved in mapping services. Citipix was involved in the aerial photography of large cities in the United States, scanning of this imagery and hosting the imagery on the Internet for government, commercial and private sectors. The acquired companies were formed into Kodak Global Imaging, Inc. (KGII), a wholly owned subsidiary, which was reported in the commercial and government products and services business in the Commercial Imaging segment. Due to a combination of factors, including the collapse of the telecommunications market, limitations on flying imposed by the events of September 11th, delays and losses of key contracts and the global economic downturn, KGII did not achieve the financial results expected by management during both 2001 and 2002. In November 2002, the Company approved a plan to dispose of the operations of KGII.

Net sales from KGII for the years ended December 31, 2002 and 2001 were $6 million and $5 million, respectively. The Company incurred operational losses before income taxes from KGII for the years ended December 31, 2002 and 2001 of $13 million and $7 million, respectively. The Company recognized losses before income taxes in the fourth quarter of 2002 of approximately $44 million for costs associated with the disposal of KGII. The disposal costs were comprised of impairment losses related to the write-down of the carrying value of goodwill, intangibles and fixed assets to fair value, losses recognized from the sale of certain assets, and the accrual of various costs related to the shutdown of KGII, including severance relating to approximately 150 positions.

Also during the fourth quarter of 2002, the Company recognized earnings before income taxes of $19 million as a result of the favorable outcome of litigation associated with the 1994 sale of Sterling Winthrop Inc.

The loss from discontinued operations before income taxes for the years ended December 31, 2002 and 2001 was at an effective tax rate of 38% and 31%, respectively, resulting in the loss from discontinued operations, net of incomes taxes in the Consolidated Statement of Earnings of $23 million and $5 million, respectively.

For additional information, refer to Note 21, "Discontinued Operations."

2001 COMPARED WITH 2000

RESULTS OF OPERATIONS — CONTINUING OPERATIONS

Consolidated Net worldwide sales were $13,229 million for 2001 as compared with $13,994 million for 2000, representing a decrease of $765 million, or 5% as reported, or 3% excluding the negative net impact of exchange. The decrease in net worldwide sales was comprised of declines in Photography sales of $828 million, or 8%, and All Other sales of $16 million, or 13%, partially offset by increases in Health Imaging sales of $42 million, or 2%, and Commercial Imaging of $37 million or 3%. The decrease in Photography sales was driven by declines in consumer, entertainment origination and professional film products, consumer and professional color paper, photofinishing revenues and consumer and professional digital cameras. Net sales in the U.S. were $6,459 million for 2001 as compared with $6,810 million for 2000, representing a decrease of $351 million, or 5%. The U.S. economic condition throughout the year and the events of September 11th adversely impacted the Company's sales, particularly in the consumer film product groups within the Photography segment.

Net sales outside the U.S. were $6,770 million for 2001 as compared with $7,184 million for 2000, representing a decrease of $414 million, or 6% as reported, or 1% excluding the negative impact of exchange. Net sales in the EAMER region for 2001 were $3,333 million as compared with $3,541 million for 2000, representing a decrease of 6% as reported, or 3% excluding the negative impact of exchange. Net sales in the Asia Pacific region for 2001 were $2,231 million as compared with $2,378 million for 2000, representing a decrease of 6% as reported, or a 1% increase excluding the negative impact of exchange. Net sales in the Canada and Latin America region for 2001 were $1,206 million as compared with $1,265 million for 2000, representing a decrease of 5% as reported, or an increase of 2% excluding the negative impact of exchange.

Net sales for Emerging Market countries were $2,371 million for 2001 as compared with $2,481 million for 2000, representing

a decrease of $110 million, or 4%. The decrease was primarily attributable to sales declines in Argentina, Brazil, China, and Taiwan of 13%, 12%, 4%, and 12%, respectively, which were primarily a result of economic weakness being experienced by these countries. These sales declines were partially offset by an increase in sales in Russia of 22%, which was primarily a result of the success in camera seeding programs. The emerging market portfolio accounted for approximately 18% and 35% of the Company's worldwide and non-U.S. sales, respectively, in both 2001 and 2000.

Gross profit was $4,568 million in 2001 as compared with $5,619 million in 2000, representing a decrease of $1,051 million, or 19%. The gross profit margin declined 5.7 percentage points from 40.2% in 2000 to 34.5% in 2001. The decline in margin was driven primarily by lower prices across many of the Company's traditional and digital product groups within the Photography segment, a significant decline in the margin in the Health Imaging segment, which was caused by declining prices and mix, and the negative impact of exchange. The decrease in margin was also attributable to an increase in restructuring costs incurred in 2001 as compared with 2000, which negatively impacted gross profit margins by approximately 0.9 percentage point.

SG&A expenses increased $111 million, or 4%, from $2,514 million in 2000 to $2,625 million in 2001. SG&A expenses increased as a percentage of sales from 18.0% in 2000 to 19.8% in 2001. The increase in SG&A expenses is primarily attributable to charges of $73 million that the Company recorded in 2001 relating to Kmart's bankruptcy, environmental issues and the write-off of certain strategic investments that were impaired, which amounted to $12 million.

R&D expenses remained flat, decreasing $5 million from $784 million in 2000 to $779 million in 2001. R&D expenses increased slightly as a percentage of sales from 5.6% in 2000 to 5.9% in 2001.

Earnings from continuing operations before interest, other (charges) income, and income taxes decreased $1,862 million, or 84%, from $2,214 million in 2000 to $352 million in 2001. The decrease in earnings from operations is partially attributable to charges taken in 2001 totaling $891 million primarily relating to restructuring and asset impairments, significant customer bankruptcies and environmental issues. The remaining decrease in earnings from operations is attributable to the decrease in sales and gross profit margin percentage for the reasons described above.

Interest expense for 2001 was $219 million as compared with $178 million for 2000, representing an increase of $41 million, or 23%. The increase in interest expense is primarily attributable to higher average borrowings in 2001 as compared with 2000. Other charges for the current year were $18 million as compared with other income of $96 million for the prior year. The decrease in other (charges) income is primarily attributable to increased losses from the Company's NexPress and Phogenix joint ventures in 2001 as compared with 2000 as these business ventures are in the early stages of bringing their offerings to market, and lower gains recognized from the sale of stock investments in 2001 as compared with 2000.

The Company's effective tax rate decreased from 34% for the year ended December 31, 2000 to 30% for the year ended December 31, 2001. The decline in the Company's 2001 effective tax rate as compared with the 2000 effective tax rate is primarily attributable to an increase in creditable foreign taxes and an $11 million tax benefit related to favorable tax settlements reached in the third quarter of 2001, which were partially offset by restructuring costs recorded in the second, third and fourth quarters of 2001, which provided reduced tax benefits to the Company.

Net earnings from continuing operations for 2001 were $81 million, or $.28 per basic and diluted share, as compared with net earnings from continuing operations for 2000 of $1,407 million, or $4.62 per basic share and $4.59 per diluted share, representing a decrease of $1,326 million, or 94%. The decrease in net earnings from continuing operations is primarily attributable to the reasons outlined above.

Photography Net worldwide sales for the Photography segment were $9,403 million for 2001 as compared with $10,231 million for 2000, representing a decrease of $828 million, or 8% as reported, or 5% excluding the negative net impact of exchange. The decrease in Photography sales was driven by declines in consumer, entertainment origination and professional film products, consumer and professional color paper, photofinishing revenues and consumer and professional digital cameras.

Photography net sales in the U.S. were $4,482 million for 2001 as compared with $4,960 million for 2000, representing a decrease of $478 million, or 10%. Photography net sales outside the U.S. were $4,921 million for 2001 as compared with $5,271 million for 2000, representing a decrease of $350 million, or 7% as reported, or 2% excluding the negative impact of exchange.

Net worldwide sales of consumer film products, which include 35mm film, Advantix film and one-time-use cameras, decreased 7% in 2001 relative to 2000, reflecting a 3% decline in both volume and exchange, and a 1% decline in price/mix. The composition of consumer film products in 2001 as compared with 2000 reflects a 2% decrease in volumes for Advantix film, a 7% increase in volume of one-time-use cameras and a 4% decline in volume of traditional film product lines. Sales of the Company's consumer film products within the U.S. decreased, reflecting a 5% decline in volume in 2001 as compared with 2000. Sales of consumer film products outside the U.S. decreased 9% in 2001 as compared with 2000, reflecting a 2% decrease in volume, a

2% decline in price/mix and 5% decline due to negative exchange.

During 2001, the Company continued the efforts to shift consumers to the differentiated, higher value MAX and Advantix film product lines. For 2001, sales of the MAX and Advantix product lines as a percentage of total consumer roll film revenue increased from a level of 62% in the fourth quarter of 2000 to 68% by the fourth quarter of 2001.

The U.S. film industry volume was down slightly in 2001 relative to 2000; however, the Company maintained full-year U.S. consumer film market share for the fourth consecutive year. During 2001, the Company reached its highest worldwide consumer film market share position in the past nine years. The Company's traditional film business is developing in new markets, and management believes the business is strong. However, digital substitution is occurring and the Company continues its development and application of digital technology in such areas as wholesale and retail photofinishing. Digital substitution is occurring more quickly in Japan and more slowly in the U.S., Europe and China.

Net worldwide sales of consumer color paper decreased 11% in 2001 as compared with 2000, reflecting a 4% decline in both volume and price/mix and a 3% decline due to exchange. The downward trend in color paper sales existed throughout 2001 and is due to industry declines resulting from digital substitution, market trends toward on-site processing where there is a decreasing trend in double prints, and a reduction in mail-order processing where Kodak has a strong share position. Effective January 1, 2001, the Company and Mitsubishi Paper Mills Ltd. formed the business venture, Diamic Ltd., a consolidated sales subsidiary, which is expected to improve the Company's color paper market share in Japan.

Net worldwide photofinishing sales, including Qualex in the U.S. and CIS outside the U.S., decreased 16% in 2001 as compared with 2000. This downward trend, which existed throughout 2001, is the result of a significant reduction in the placement of on-site photofinishing equipment due to the saturation of the U.S. market and the market's anticipation of the availability of new digital minilabs. During the fourth quarter of 2001, the Company purchased two wholesale, overnight photofinishing businesses in Europe. The Company acquired Spector Photo Group's wholesale photofinishing and distribution activities in France, Germany and Austria, and ColourCare Limited's wholesale processing and printing operations in the U.K. The Company believes that these acquisitions will facilitate its strategy to enhance retail photofinishing activities, provide access to a broader base of customers, create new service efficiencies and provide consumers with technologically advanced digital imaging services.

The Company continued its strong focus on the consumer imaging digital products and services, which include the picture maker kiosks and related media and consumer digital services revenue from picture CD, "You've Got Pictures" and Retail.com. Combined revenues from the placement of picture maker kiosks and the related media decreased 2% in 2001 as compared with 2000, reflecting a decline in the volume of new kiosk placements partially offset by a 15% increase in kiosk media volume. This trend in increased media usage reflects the Company's focus on creating new sales channels and increasing the media burn per kiosk. Revenue from consumer digital services increased 15% in 2001 as compared with 2000.

The Company experienced an increase in digital penetration in its Qualex wholesale labs. The principal products that contributed to this increase were Picture CD and Retail.com. The average digital penetration rate for the number of rolls processed increased each quarter during 2001 up to a rate of 6.7% in the fourth quarter, reflecting a 49% increase over the fourth quarter of 2000. In certain major retail accounts, the digital penetration reached levels of up to 15%.

During the second quarter of 2001, the Company purchased Ofoto, Inc. The Company believes that Ofoto will solidify the Company's leading position in online imaging products and services. Since the acquisition, Ofoto has demonstrated strong order growth, with the average order size increasing by 31% in 2001 as compared with the 2000 level. In addition, the Ofoto customer base reflected growth of approximately 12% per month throughout 2001.

Net worldwide sales of the Company's consumer digital cameras decreased 3% in 2001 as compared with 2000, reflecting volume growth of 35% offset by declining prices and a 2% decrease due to negative exchange. The significant volume growth over the 2000 levels was driven by strong market acceptance of the new EasyShare consumer digital camera system, competitive pricing initiatives, and a shift in the go-to-market strategy to mass-market distribution channels. These factors have moved the Company into the number two consumer market share position in the U.S., up from the number three position as of the end of 2000. Net worldwide sales of professional digital cameras decreased 12% in 2001 as compared with 2000, primarily attributable to a 20% decline in volume.

Net worldwide sales of inkjet photo paper increased 55% in 2001 as compared with 2000, reflecting volume growth of 42% and increased prices. The inkjet photo paper demonstrated double-digit growth year-over-year throughout 2001, reflecting the Company's increased promotional activity at key retail accounts, improved merchandising and broader channel distribution of the entire line of inkjet paper within the product group. Net worldwide sales of professional thermal paper remained flat, reflecting an 8% increase in volume offset by declines attributable to price and negative exchange impact of 7% and 1%, respectively.

Net worldwide sales of professional film products, which include color negative, color reversal and commercial black-and-white film, decreased 13% in 2001 as compared with 2000. The downward trend in the sale of professional film products existed throughout 2001 and is the result of ongoing digital capture substitution and continued economic weakness in a number of markets worldwide. Net worldwide sales of sensitized professional

paper decreased 2% in 2001 as compared with 2000, reflecting a 4% increase in volume, offset by a 4% decrease in price and a 2% decline attributable to exchange.

Net worldwide sales of origination and print film to the entertainment industry decreased 4% in 2001 as compared with 2000. Origination film sales decreased 12%, reflecting a 9% decline in volume and a 3% decline due to the negative impact of exchange. The decrease in origination film sales was partially offset by an increase in print film of 4%, reflecting a 9% increase in volume, offset by declines attributable to exchange and price of 3% and 2%, respectively. After several consecutive years of growth in origination film sales, this decrease reflects a slight downward trend beginning in the second half of 2001 due to continued economic weakness in the U.S., which caused a decrease in television advertising spend and the resulting decline in the production of television commercials. Additionally, the events of September 11th caused a number of motion picture film releases and television show productions to be delayed or postponed.

Gross profit for the Photography segment was $3,402 million in 2001 as compared with $4,099 million in 2000, representing a decrease of $697 million or 17%. The gross profit margin for the Photography segment was 36.2% in 2001 as compared with 40.1% in 2000. The 3.9 percentage point decrease in gross margin for the Photography segment was primarily attributable to continued lower effective selling prices across virtually all product groups, including the Company's core products of traditional film, paper, and digital cameras, unfavorable exchange and flat distribution costs on a lower sales base.

SG&A expenses for the Photography segment remained relatively flat, decreasing $10 million, or 1%, from $1,973 million in 2000 to $1,963 million in 2001. As a percentage of sales, SG&A increased from 19.3% in 2000 to 20.9% in 2001. SG&A, excluding advertising, increased 4%, representing 14.6% of sales in 2001 and 12.9% of sales in 2000. R&D expenses for the Photography segment decreased $33 million, or 6%, from $575 million in 2000 to $542 million in 2001. As a percentage of sales, R&D increased slightly from 5.6% in 2000 to 5.8% in 2001.

Earnings from continuing operations before interest, other (charges) income, and income taxes for the Photography segment decreased $643 million, or 45%, from $1,430 million in 2000 to $787 million in 2001, reflecting the lower sales and gross profit levels described above.

Health Imaging Net worldwide sales for the Health Imaging segment were $2,262 million for 2001 as compared with $2,220 million for 2000, representing an increase of $42 million, or 2% as reported, or a 5% increase excluding the negative net impact of exchange.

Net sales in the U.S. were $1,089 million for 2001 as compared with $1,067 million for 2000, representing an increase of $22 million or 2%. Net sales outside the U.S. were $1,173 million for 2001 as compared with $1,153 million for 2000, representing an increase of $20 million, or 2% as reported, or 7% excluding the negative impact of exchange. Sales in emerging markets increased slightly, up 4% from 2000 to 2001.

Net worldwide sales of digital products, which include laser imagers (DryView imagers and wet laser printers), digital media (DryView and wet laser media), digital capture equipment (computed radiography capture equipment and digital radiography equipment) and PACS, increased 11% in 2001 as compared with 2000. The increase in digital sales was principally the result of a 184% increase in digital capture revenues resulting from a 201% increase in volume, due to new product introductions in 2000 and 2001. In the second and third quarter of 2000, the Company introduced new computer radiography and digital radiography products. In 2001, the Company's results include sales of these products for the full year, as well as sales of newer Computed Radiography products, which were launched in early 2001. The increase in revenues was partially offset by declines attributable to price and exchange. Laser imaging equipment, services and film also contributed to the increase in digital sales, as sales in these combined categories increased 3% in 2001 as compared with 2000. The 3% increase in these product groups was the result of increases in DryView laser imagers and media of 8% and 33%, respectively, which were partially offset by the expected decreases in wet laser printers and media of 8% and 29%, respectively, in 2001 as compared with 2000. Sales of PACS increased 9% in 2001 as compared with 2000, reflecting a 16% increase in volume, partially offset by declines attributable to price and exchange of 4% and 3%, respectively.

Net worldwide sales of traditional medical products, which include analog film, equipment, chemistry and services, decreased 7% in 2001 as compared with 2000. This decline was primarily attributable to a 12% decrease in non-specialty medical sales. The decrease in these sales was partially offset by an increase in specialty Mammography and Oncology sales, which increased 4%, reflecting a 12% increase in volume, offset by declines attributable to price/mix and exchange of 6% and 2%, respectively. Additionally, Dental sales increased 3% in 2001 as compared with 2000, reflecting a 5% increase in volume, which was partially offset by declines of 1% attributable to both price/mix and exchange.

Gross profit for the Health Imaging segment was $869 million for 2001 as compared with $1,034 million for 2000, representing a decrease of $165 million or 16%. The gross profit margin for the Health Imaging segment was 38.4% in 2001 as compared with 46.6% in 2000. The 8.2 percentage point decrease in gross margin was primarily attributable to selling price declines in 2001, driven by the continued conversion of customers to lower pricing levels under the Company's Novation GPO contracts and a larger product mix shift from higher margin traditional analog film toward lower margin digital capture and printing equipment. Additionally, in 2001 as compared with 2000, the Company incurred higher service costs due to an increase in

volume of new digital capture equipment and systems placements, compounded by short-term start-up reliability issues with the new equipment.

SG&A expenses for the Health Imaging segment increased $16 million, or 4%, from $351 million in 2000 to $367 million in 2001. As a percentage of sales, SG&A increased from 15.8% in 2000 to 16.2% in 2001.

R&D expenses for the Health Imaging segment increased $14 million, or 10%, from $138 million in 2000 to $152 million in 2001. As a percentage of sales, R&D increased from 6.2% in 2000 to 6.7% in 2001.

Earnings from continuing operations before interest, other (charges) income, and income taxes decreased $195 million, or 38%, from $518 million in 2000 to $323 million in 2001, which is attributable to the decrease in the gross profit percentage in 2001 as compared with 2000, as described above.

Commercial Imaging Net worldwide sales for the Commercial Imaging segment were $1,454 million for 2001 as compared with $1,417 million for 2000, representing an increase of $37 million, or 3% as reported, or 5% excluding the negative net impact of exchange.

Net sales in the U.S. were $820 million for 2001 as compared with $715 million for 2000, representing an increase of $105 million, or 15%. Net sales outside the U.S. were $634 million for 2001 as compared with $702 million for 2000, representing a decrease of $68 million, or 10% as reported, or 5% excluding the negative impact of exchange.

Net worldwide sales of document imaging equipment, products and services increased 8% in 2001 as compared with 2000. The increase in sales was primarily attributable to an increase in service revenue due to the acquisition of the Bell and Howell Imaging business in the first quarter of 2001. With the acquisition of the Bell and Howell Imaging business, the Company continues to secure new exclusive third-party maintenance agreements. The increase in revenue was also due to strong demand for the Company's iNnovation series scanners, specifically the new i800 series high-volume document scanner.

Net worldwide sales of the Company's commercial and government products and services increased 16% in 2001 as compared with 2000. The increase in sales was principally due to an increase in revenues from government products and services under its government contracts.

Net worldwide sales for wide-format inkjet products were a contributor to the net increase in Commercial Imaging sales as these revenues increased 9% in 2001 as compared with 2000, reflecting year-over-year sales increases throughout 2001. The Company continues to focus on initiatives to grow this business as reflected in the acquisition of ENCAD, Inc. in January of 2002. Given ENCAD's strong distribution position in this industry, the acquisition of ENCAD is expected to provide the Company with an additional channel to the inkjet printer market.

Net worldwide sales of graphic arts products to KPG decreased 15% in 2001 as compared with 2000. The largest contributor to this decline in sales was graphics film, which experienced a 20% decrease, reflecting a 19% decrease in volume and small declines attributable to price/mix and exchange. The decrease in sales to KPG is attributable to continued technology substitution and economic weakness. During 2001, KPG continued to implement the operational improvements it began in 2000, which returned the joint venture to profitability in the first quarter and throughout 2001. In the fourth quarter of 2001, KPG completed its acquisition of Imation's color proofing and software business. The Company believes that Imation's portfolio of products will complement and expand KPG's offerings in the marketplace, which should drive sell-through of Kodak's graphics products. The Company is the exclusive provider of graphic arts products to KPG. Net earnings from continuing operations include positive earnings from the Company's equity in the income of KPG.

Net worldwide sales of products to NexPress decreased in 2001 as compared with 2000, reflecting a 15% decrease in volume and declines in price/mix. In September 2001, the joint venture achieved its key milestone in launching the NexPress 2100 printer product at the Print '01 trade show. There is strong customer demand for the new printer, which the Company believes should drive increased sell-through of Kodak's products through the joint venture.

Gross profit for the Commercial Imaging segment was $451 million for 2001 compared with $473 million for 2000, representing a decrease of $22 million, or 5%. The gross profit margin for the Commercial Imaging segment was 31.0% in 2001 as compared with 33.4% in 2000. The 2.4 percentage point decrease in gross margin was primarily attributable to lower selling prices in a number of product groups within the segment.

SG&A expenses for the Commercial Imaging segment increased $32 million, or 18%, from $176 million in 2000, to $208 million in 2001. As a percentage of sales, SG&A increased from 12.4% in 2000 to 14.3% in 2001.

R&D costs for the Commercial Imaging segment decreased $3 million, or 5%, from $61 million in 2000 to $58 million in 2001. As a percentage of sales, R&D decreased from 4.3% in 2000 to 4.0% in 2001.

Earnings from continuing operations before interest, other (charges) income, and income taxes decreased $61 million, or 26%, from $233 million in 2000 to $172 million in 2001, which was attributable to the decrease in the gross profit percentage and an increase in SG&A expenses in 2001 as compared with 2000, as described above.

All Other Net worldwide sales of businesses comprising All Other were $110 million for 2001 as compared with $126 million for 2000, representing a decrease of $16 million, or 13% as reported, with no impact from exchange. Net sales in the U.S. were flat at $68 million for both 2001 and 2000, while net sales outside the U.S. were $42 million for 2001 as compared with $58 million for 2000, representing a decrease of $16 million, or 28% as reported, or 30% excluding the net impact of exchange.

The decrease in worldwide net sales was primarily attributable to a decrease in optics revenues of 39% and a decrease in revenues due to the divestment of the Eastman Software business in 2000. These decreases were partially offset by a 10% increase in the sale of sensors.

In December 2001, the Company and SANYO announced the formation of a business venture, SK Display Corporation, to manufacture and sell active matrix organic light emitting diode (OLED) displays for consumer devices. Kodak holds a 34% ownership interest in this venture. For 2001, there were no sales relating to this business. In the future, the Company will derive revenue through royalty income and sales of raw materials and finished displays.

Loss from continuing operations before interest, other (charges) income, and income taxes increased $49 million from a loss of $11 million in 2000 to a loss of $60 million in 2001. The increase in the loss was attributable to increased costs incurred for the continued development of the OLED technology, the establishment of the SK Display business venture and costs incurred to grow the existing optics and sensor businesses.

SUMMARY

(in millions, except per share data)	2002	Change	2001	Change	2000
Net sales from continuing operations	$12,835	–3%	$13,229	–5%	$13,994
Earnings from continuing operations before interest, other (charges) income, and income taxes	1,220	+247	352	–84	2,214
Earnings from continuing operations	793	+879	81	–94	1,407
Loss from discontinued operations	(23)	–360	(5)		—
Net earnings	770	+913	76	–95	1,407
Basic earnings (loss) per share					
Continuing operations	2.72	+871	.28	–94	4.62
Discontinued operations	(.08)	–300	(.02)		—
Total	2.64	+915	.26	–94	4.62
Diluted earnings (loss) per share					
Continuing operations	2.72	+871	.28	–94	4.59
Discontinued operations	(.08)	–300	(.02)		—
Total	2.64	+915	.26	–94	4.59

The Company's results as noted above include certain one-time items, such as charges associated with focused cost reductions and other special charges. These one-time items, which are described below, should be considered to better understand the Company's results of operations that were generated from normal operational activities.

2002

The Company's results from continuing operations for the year included the following:

Charges of $114 million ($80 million after tax) related to focused cost reductions implemented in the third and fourth quarters. See further discussion in the Restructuring Costs and Other section of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and Note 14, "Restructuring Costs and Other."

Charges of $50 million ($34 million after tax) related to venture investment impairments and other asset write-offs incurred in the second, third and fourth quarters. See MD&A and Note 6, "Investments" for further discussion of venture investment impairments.

Income tax benefits of $121 million, including a $45 million tax benefit related to the closure of the PictureVision subsidiary in the second quarter, a $46 million benefit from the loss realized on the liquidation of a Japanese photofinishing operations subsidiary in the third quarter, an $8 million benefit from a fourth quarter property donation, and a $22 million adjustment to reduce the Company's income tax provision due to a decrease in the estimated effective tax rate for the full year.

Excluding the above items, net earnings from continuing operations were $787 million, or $2.70 per basic and diluted share.

2001

The Company's results from continuing operations for the year included the following one-time items:

Charges of $830 million ($583 million after tax) related to the restructuring programs implemented in the second, third and fourth quarters and other asset impairments. See further discussion in MD&A and Note 14, "Restructuring Costs and Other."

A charge of $41 million ($28 million after tax) for environmental exposures. See MD&A and Note 10, "Commitments and Contingencies."

A charge of $20 million ($14 million after tax) for the Kmart bankruptcy. See MD&A and Note 2, "Receivables, Net."

Income tax benefits of $31 million, including a favorable tax settlement of $11 million and a $20 million benefit relating to the decline in the year-over-year operational effective tax rate.

Excluding the above items, net earnings from continuing operations were $675 million, or $2.32 per basic and diluted share.

2000

The Company's results from continuing operations for the year included the following one-time items:

Charges of approximately $50 million ($33 million after tax) associated with the sale and exit of one of the Company's equipment manufacturing facilities. The costs for this effort, which began in 1999, related to accelerated depreciation of assets still in use prior to the sale of the facility in the second quarter, and costs for relocation of the operations.

Excluding the above, net earnings from continuing operations were $1,440 million. Basic earnings per share were $4.73 and diluted earnings per share were $4.70.

RESTRUCTURING COSTS AND OTHER

Fourth Quarter, 2002 Restructuring Plan

During the fourth quarter of 2002, the Company announced a number of focused cost reductions designed to apply manufacturing assets more effectively in order to provide competitive products to the global market. Specifically, the operations in Rochester, New York that assemble one-time-use cameras and the operations in Mexico that perform sensitizing for graphic arts and x-ray films, will be relocated to other Kodak locations. In addition, as a result of declining photofinishing volumes, the Company will close certain central photofinishing labs in the U.S. and EAMER. The Company will also reduce research and development and selling, general and administrative positions on a worldwide basis and exit certain non-strategic businesses. The total restructuring charges recorded in the fourth quarter of 2002 for these actions were $116 million.

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded during the fourth quarter of 2002 for continuing operations and the remaining balance in the related restructuring reserves at December 31, 2002:

(dollars in millions)	Number of Employees	Severance Reserve	Inventory Write-downs	Long-lived Asset Impairments	Exit Costs Reserve	Total
4th Quarter, 2002 charges	1,150	$ 55	$ 7	$ 37	$ 17	$ 116
4th Quarter, 2002 utilization	(250)	(2)	(7)	(37)	—	(46)
Balance at 12/31/02	900	$ 53	$ —	$ —	$ 17	$ 70

The total restructuring charge of $116 million for the fourth quarter of 2002 was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $55 million, $7 million, $37 million and $17 million, respectively, with $109 million of those charges reported in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The $7 million charge for inventory write-downs for product discontinuances was reported in cost of goods sold in the accompanying Consolidated Statement of Earnings. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items.

The severance charge related to the termination of 1,150 employees, including approximately 525 manufacturing and logistics, 300 service and photofinishing, 175 administrative and 150 research and development positions. The geographic composition of the employees terminated included approximately 775 in the United States and Canada and 375 throughout the rest of the world. The charge for the long-lived asset impairments includes the write-off of $13 million relating to equipment used in the manufacture of cameras and printers, $13 million for sensitized manufacturing equipment, $5 million for lab equipment used in photofinishing and $6 million for other assets that were scrapped or abandoned immediately. In addition, charges of $9

million related to accelerated depreciation on long-lived assets accounted for under the held for use model of SFAS No. 144, was included in cost of goods sold in the accompanying Consolidated Statement of Earnings. The accelerated depreciation of $9 million was comprised of $5 million relating to equipment used in the manufacture of cameras, $2 million for sensitized manufacturing equipment and $2 million for lab equipment used in photofinishing that will be used until their abandonment in 2003. The Company will incur accelerated depreciation charges of $16 million, $6 million and $3 million in the first, second and third quarters, respectively, of 2003 as a result of the actions implemented in the Fourth Quarter, 2002 Restructuring Plan.

In connection with the charges recorded in the Fourth Quarter, 2002 Restructuring Plan, the Company has 900 positions remaining to be eliminated as of December 31, 2002. These positions will be eliminated as the Company completes the closure of photofinishing labs and completes the planned downsizing of manufacturing and administrative positions. These positions are expected to be eliminated by the end of the second quarter of 2003. Severance payments will continue beyond the second quarter of 2003 since, in many instances, the terminated employees can elect or are required to receive their severance payments over an extended period of time. The Company expects the actions contemplated by the reserve for exit costs to be completed by the end of the third quarter of 2003. Most exit costs are expected to be paid during 2003. However, certain costs, such as long-term lease payments, will be paid over periods after 2003.

These restructuring actions as they relate to the Photography, Health Imaging and Commercial Imaging segments amounted to $40 million, $2 million and $19 million, respectively. The remaining $55 million were for actions associated with the manufacturing, research and development, and administrative functions, which are shared across all segments.

Cost savings resulting from the implementation of all Fourth Quarter, 2002 Restructuring Plan actions are expected to be approximately $90 million to $95 million in 2003 and $205 million to $210 million on an annual basis thereafter.

In addition to the severance actions included in the $55 million charge described above, further actions will be required related to the relocations of the Rochester, New York one-time-use camera assembly operations and the Mexican sensitizing operations. Upon completion of the final severance action plans, it is expected that an additional 500 to 700 manufacturing employees will be terminated. The total charge for these additional severance actions is expected to be approximately $15 million to $20 million.

As part of the Company's focused cost-reduction efforts, the Company announced on January 22, 2003 that it intended to incur additional charges in 2003 to terminate 1,800 to 2,200 employees, in addition to the employees included in the Fourth Quarter, 2002 Restructuring Plan. A significant portion of these reductions is related to the rationalization of the Company's photofinishing operations in the U.S. and EAMER. The total charges in 2003 are expected to be in the range of $75 million to $100 million. The savings from these additional reductions are estimated to be $35 million to $50 million in 2003 and $65 million to $85 million on an annual basis thereafter.

Third Quarter, 2002 Restructuring Plan

During the third quarter of 2002, the Company consolidated and reorganized its photofinishing operations in Japan by closing 8 photofinishing laboratories and transferring the remaining 7 laboratories to a joint venture it entered into with an independent third party. Beginning in the fourth quarter of 2002, the Company outsourced its photofinishing operations to this joint venture. The restructuring charge of $20 million relating to the Photography segment recorded in the third quarter included a charge for termination-related benefits of approximately $14 million relating to the elimination of approximately 175 positions, which were not transferred to the joint venture, and other statutorily required payments. The positions were eliminated as of September 30, 2002 and the related payments were made by the end of 2002. The remaining restructuring charge of $6 million recorded in the third quarter represents the write-down of long-lived assets held for sale to their fair values based on independent valuations. An additional $3 million was recorded in the fourth quarter for the write-down of these long-lived assets held for sale based on quotes obtained from potential buyers. All charges applicable to the Third Quarter, 2002 Restructuring Plan were included in the restructuring costs (credits) and other line in the accompanying Consolidated Statement of Earnings.

Fourth Quarter, 2001 Restructuring Plan

As a result of the decline in the global economic conditions and the events of September 11th, the Company committed to actions in the fourth quarter of 2001 (the Fourth Quarter, 2001 Restructuring Plan) to rationalize worldwide manufacturing capacity, reduce selling, general and administrative positions on a worldwide basis and exit certain businesses. The total restructuring charges in connection with these actions were $329 million.

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded during the fourth quarter of 2001 and the remaining balance in the related restructuring reserves at December 31, 2002:

(dollars in millions)	Number of Employees	Severance Reserve	Inventory Write-downs	Long-lived Asset Impairments	Exit Costs Reserve	Total
2001 charges	4,500	$ 217	$ 7	$ 78	$ 27	$ 329
2001 utilization	(1,300)	(16)	(7)	(78)	—	(101)
Balance at 12/31/01	3,200	201	—	—	27	228
1st Quarter, 2002 utilization	(1,725)	(32)	—	—	—	(32)
Balance at 3/31/02	1,475	169	—	—	27	196
2nd Quarter, 2002 utilization	(550)	(43)	—	—	(10)	(53)
Balance at 6/30/02	925	126	—	—	17	143
3rd Quarter, 2002 reversal	(275)	(12)	—	—	—	(12)
3rd Quarter, 2002 utilization	(125)	(37)	—	—	—	(37)
Balance at 9/30/02	525	77	—	—	17	94
4th Quarter, 2002 utilization	(325)	(21)	—	—	(4)	(25)
Balance at 12/31/02	200	$ 56	$ —	$ —	$ 13	$ 69

The total restructuring charge of $329 million for the fourth quarter of 2001 was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $217 million, $7 million, $78 million and $27 million, respectively, with $308 million of those charges reported in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The balance of the charge of $21 million, comprised of $7 million for inventory write-downs relating to the product discontinuances and $14 million relating to accelerated depreciation on the long-lived assets accounted for under the held for use model of SFAS No. 121, was reported in cost of goods sold in the accompanying Consolidated Statement of Earnings. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represented non-cash items.

The severance charge related to the termination of 4,500 employees, including approximately 1,650 manufacturing, 1,385 administrative, 1,190 service and photofinishing and 275 research and development positions. The geographic composition of the employees terminated included approximately 3,190 in the United States and Canada and 1,310 throughout the rest of the world. The charge for the long-lived asset impairments included the write-off of $22 million relating to sensitized manufacturing equipment, lab equipment and leasehold improvements, and other assets that were scrapped or abandoned immediately and accelerated depreciation of $17 million relating to sensitized manufacturing equipment, lab equipment and leasehold improvements, and other assets that were to be used until their abandonment in the first three months of 2002. The balance of the long-lived asset impairment charge of $39 million included charges of $30 million relating to the Company's exit of three non-core businesses, and $9 million for the write-off of long-lived assets in connection with the reorganization of certain of the Company's digital camera manufacturing operations.

In the third quarter of 2002, the Company reversed $12 million of the $217 million in severance charges due primarily to higher rates of attrition than originally expected, lower utilization of training and outplacement services by terminated employees than originally expected and termination actions being completed at an actual cost per employee that was lower than originally estimated. As a result, approximately 275 fewer people will be terminated, including approximately 200 service and photofinishing, 50 manufacturing and 25 administrative. Total employee terminations from the Fourth Quarter, 2001 restructuring actions are now expected to be approximately 4,225.

During the fourth quarter of 2002, the Company recorded $5 million of credits associated with the Fourth Quarter, 2001 Restructuring Plan in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The credits were the result of higher proceeds and lower costs associated with the exit from non-core businesses.

These restructuring actions as they relate to the Photography, Health Imaging and Commercial Imaging segments amounted to $113 million, $34 million and $30 million, respectively. The remaining $140 million were for actions associated with the manufacturing, research and development, and administrative functions, which are shared across all segments.

The remaining actions to be taken by the Company in connection with the Fourth Quarter, 2001 Restructuring Plan relate primarily to severance and exit costs. The Company has approximately 200 positions remaining to be eliminated as of December 31, 2002. These positions will be eliminated as the Company completes the closure of photofinishing labs in the U.S., and completes the planned downsizing of manufacturing positions in the U.S. and administrative positions outside the U.S. These positions are expected to be eliminated by the end of the first quarter of 2003. A significant portion of the severance had not been paid as of December 31, 2002 since, in many instances, the terminated employees could elect or were required to receive their severance payments over an extended period of time. The Company expects the actions contemplated by the reserve for exit costs to be completed by the end of the first quarter of 2003. Most exit costs are expected to be paid during 2003. However, certain costs, such as long-term lease payments, will be paid over periods after 2003.

Second and Third Quarter, 2001 Restructuring Plan

During the second and third quarters of 2001, as a result of a number of factors, including the ongoing digital transformation, declining photofinishing volumes, the discontinuance of certain product lines, global economic conditions, and the growing presence of business in certain geographies outside the United States, the Company committed to a plan to reduce excess manufacturing capacity, primarily with respect to the production of sensitized goods, to close certain central photofinishing labs in the U.S. and Japan, to reduce selling, general and administrative positions on a worldwide basis and to exit certain businesses. The total restructuring charges in connection with these actions were $369 million and were recorded in the second and third quarters of 2001 (the Second and Third Quarter, 2001 Restructuring Plan).

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded during the second and third quarters of 2001 and the remaining balance in the related restructuring reserves at December 31, 2002:

(dollars in millions)	Number of Employees	Severance Reserve	Inventory Write-downs	Long-lived Asset Impairments	Exit Costs Reserve	Total
2nd Quarter, 2001 charges	2,400	$ 127	$ 57	$ 112	$ 20	$ 316
3rd Quarter, 2001 charges	300	7	20	25	1	53
Subtotal	2,700	134	77	137	21	369
2001 reversal	(275)	(20)	—	—	—	(20)
2001 utilization	(1,400)	(40)	(77)	(137)	(5)	(259)
Balance at 12/31/01	1,025	74	—	—	16	90
1st Quarter, 2002 utilization	(550)	(23)	—	—	(2)	(25)
Balance at 3/31/02	475	51	—	—	14	65
2nd Quarter, 2002 utilization	(100)	(11)	—	—	(2)	(13)
Balance at 6/30/02	375	40	—	—	12	52
3rd Quarter, 2002 reversal	(225)	(14)	—	—	(3)	(17)
3rd Quarter, 2002 utilization	(50)	(7)	—	—	—	(7)
Balance at 9/30/02	100	19	—	—	9	28
4th Quarter, 2002 utilization	(100)	(8)	—	—	(4)	(12)
Balance at 12/31/02	0	$ 11	$ —	$ —	$ 5	$ 16

The total restructuring charge of $369 million for the Second and Third Quarter, 2001 Restructuring Plan was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $134 million, $77 million, $137 million and $21 million, respectively, with $271 million of those charges reported in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The balance of the charge of $98 million, composed of $77 million for inventory write-downs relating to product discontinuances and $21 million relating to accelerated depreciation on the long-lived assets accounted for under the held for use model of SFAS No. 121, was reported in cost of goods sold in the accompanying Consolidated Statement of Earnings. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items.

The severance charge related to the termination of 2,700 employees, including approximately 990 administrative, 800 manufacturing, 760 service and photofinishing and 150 research

and development positions. The geographic composition of the employees terminated included approximately 1,110 in the United States and Canada and 1,590 throughout the rest of the world. The charge for the long-lived asset impairments includes the write-off of $61 million relating to sensitizing manufacturing equipment, lab equipment and leasehold improvements, and other assets that were scrapped or abandoned immediately and accelerated depreciation of $33 million relating to sensitizing manufacturing equipment, lab equipment and leasehold improvements, and other assets that were to be used until their abandonment within the first three months of 2002. The total amount for long-lived asset impairments also includes a charge of $43 million for the write-off of goodwill relating to the Company's PictureVision subsidiary, the realization of which was determined to be impaired as a result of the Company's acquisition of Ofoto in the second quarter of 2001.

In the fourth quarter of 2001, the Company reversed $20 million of the $134 million in severance charges as certain termination actions, primarily those in EAMER and Japan, will be completed at a total cost less than originally estimated. This is the result of a lower actual severance cost per employee as compared with the original amounts estimated and 275 fewer employees being terminated, including approximately 150 in service and photofinishing, 100 in administrative and 25 in R&D.

In the third quarter of 2002, the Company reversed $14 million of the original $134 million in severance charges due primarily to higher rates of attrition than originally expected, lower utilization of training and outplacement services by terminated employees than originally expected and termination actions being completed at an actual cost per employee that was lower than originally estimated. As a result, approximately 225 fewer employees will be terminated, including 100 in service and photofinishing, 100 in administrative and 25 in R&D. Also in the third quarter of 2002, the Company reversed $3 million of exit costs as a result of negotiating lower contract termination payments in connection with business or product line exits.

These restructuring actions as they relate to the Photography, Health Imaging and Commercial Imaging segments amounted to $234 million, $11 million and $8 million, respectively. The remaining $79 million were for actions associated with the manufacturing, research and development, and administrative functions, which are shared across all segments.

Actions associated with the Second and Third Quarter, 2001 Restructuring Plan have been completed. A net total of 2,200 personnel were terminated under the Second and Third Quarter, 2001 Restructuring Plan. A portion of the severance had not been paid as of December 31, 2002 since, in many instances, the terminated employees could elect, or were required to receive, their severance payments over an extended period of time. Most of the remaining exit costs are expected to be paid during 2003. However, certain exit costs, such as long-term lease payments, will be paid after 2003.

Cost savings related to the Second and Third Quarter, 2001 Restructuring Plan and the Fourth Quarter, 2001 Restructuring Plan actions approximated $450 million.

LIQUIDITY AND CAPITAL RESOURCES

2002

The Company's cash and cash equivalents increased $121 million during 2002 to $569 million at December 31, 2002. The increase resulted primarily from $2,204 million of cash flows from operating activities, partially offset by $758 million of cash flows used in investing activities and $1,331 million of cash used in financing activities.

The net cash provided by operating activities of $2,204 million for the year ended December 31, 2002 was partially attributable to (1) net earnings of $770 million which, when adjusted for depreciation and amortization, and restructuring costs, asset impairments and other charges, provided $1,673 million of operating cash, (2) a decrease in accounts receivable of $263 million, (3) a decrease in inventories of $88 million, (4) proceeds from the surrender of its company-owned life insurance policies of $187 million, and (5) an increase in liabilities excluding borrowings of $29 million, related primarily to severance payments for restructuring programs. The net cash used in investing activities of $758 million was utilized primarily for capital expenditures of $577 million, investments in unconsolidated affiliates of $123 million, business acquisitions of $72 million, of which $60 million related to the purchase of minority interests in China and India, and net purchases of marketable securities of $13 million. These uses of cash were partially offset by proceeds from the sale of properties of $27 million. The net cash used in financing activities of $1,331 million was primarily the result of net debt repayments of $597 million, dividend payments of $525 million and the repurchase of 7.4 million Kodak shares held by KRIP for $260 million. Of the $260 million expended, $205 million was repurchased under the 1999 stock repurchase program, which is now completed. The balance of the amount expended of $55 million was repurchased under the 2000 stock repurchase program.

Net working capital, excluding short-term borrowings, decreased to $599 million at December 31, 2002 from $797 million at December 31, 2001. This decrease is primarily attributable to an increase in accounts payable and other current liabilities, an increase in accrued income taxes, lower receivables and lower inventories partially offset by a higher cash balance.

The Company's primary estimated future uses of cash for 2003 include the following: dividend payments, debt reductions, acquisitions, and the potential repurchase of shares of the Company's common stock.

In October 2001, the Company's Board of Directors approved a change in the dividend policy from quarterly dividend payments to semi-annual payments, which, when declared, will be paid on the Company's 10th business day each July and December to

shareholders of record on the first business day of the preceding month. On April 11, 2002, the Company's Board of Directors declared a semi-annual cash dividend of $.90 per share on the outstanding common stock of the Company. This dividend was paid on July 16, 2002 to shareholders of record at the close of business on June 3, 2002. On October 10, 2002, the Company's Board of Director's declared a semi-annual cash dividend of $.90 per share on the outstanding common stock of the Company. This dividend was paid to the shareholders of record at the close of business on December 13, 2002.

Capital additions were $577 million in 2002, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements and ongoing environmental and safety initiatives. For the full year 2003, the Company expects its capital spending, excluding acquisitions and equipment purchased for lease, to be approximately $600 million.

The cash outflows for severance and exit costs associated with the restructuring charges recorded in 2002 will be more than offset by the tax savings associated with the restructuring actions, primarily due to the tax benefit of $46 million relating to the consolidation of its photofinishing operations in Japan recorded in the third quarter 2002 restructuring charge. During 2002, the Company expended $220 million against the related restructuring reserves, primarily for the payment of severance benefits, which were mostly attributable to the 2001 restructuring actions. The remaining severance-related actions associated with the total 2001 restructuring charge will be completed by the end of the first quarter of 2003. Terminated employees could elect to receive severance payments for up to two years following their date of termination.

For 2003, the Company expects to generate $450 million to $650 million in cash flow after dividends, excluding the impacts on cash from the purchase and sale of marketable securities, the impacts from debt and transactions in the Company's own equity, such as stock repurchases and the proceeds from the exercise of stock options. The Company believes that its cash flow from operations will be sufficient to cover its working capital needs and the funds required for dividend payments, debt reduction, acquisitions and the potential repurchase of shares of the Company's common stock. The Company's cash balances and financing arrangements will be used to bridge timing differences between expenditures and cash generated from operations.

On July 12, 2002, the Company completed the renegotiation of its 364-day committed revolving credit facility (364-Day Facility). The new $1,000 million facility is $225 million lower than the 2001 facility due to a reduction in the Company's commercial paper usage and the establishment of the accounts receivable securitization program. As a result, the Company now has $2,225 million in committed revolving credit facilities, which are available to support the Company's commercial paper program and for general corporate purposes. The credit facilities are comprised of the new 364-Day Facility at $1,000 million expiring in July 2003 and a 5-year committed facility at $1,225 million expiring in July 2006 (5-Year Facility). If unused, they have a commitment fee of $3 million per year, at the Company's current credit rating of BBB+ (Standard & Poor's (S&P)) and Baa1 (Moody's). Interest on amounts borrowed under these facilities is calculated at rates based on spreads above certain reference rates and the Company's credit rating. Due to the credit rating downgrades mentioned below and the generally tight bank credit market, the borrowing costs under the new 364-Day Facility have increased by approximately 7 basis points on an undrawn basis and 40 basis points on a fully drawn basis at the Company's current credit ratings. The borrowing costs under the 5-Year Facility have increased by 6.5 basis points on an undrawn basis and 20 basis points on a fully drawn basis. These costs will increase or decrease based on future changes in the Company's credit rating.

In connection with the renegotiation of the $1,000 million facility, the covenant under both of the facilities, which previously required the Company to maintain a certain EBITDA (earnings before interest, income taxes, depreciation and amortization) to interest ratio, was changed to a debt to EBITDA ratio. In the event of violation of the covenant, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. The Company was in compliance with this covenant at December 31, 2002. The Company does not anticipate that a violation is likely to occur.

The Company has other committed and uncommitted lines of credit at December 31, 2002 totaling $241 million and $1,993 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowing against these other committed and uncommitted lines of credit at December 31, 2002 were $143 million and $465 million, respectively. These outstanding borrowings are reflected in the short-term bank borrowings and long-term debt balances at December 31, 2002.

At December 31, 2002, the Company had $837 million in commercial paper outstanding, with a weighted average interest rate of 1.97%. To provide additional financing flexibility, the Company entered into an accounts receivable securitization program, which provides for borrowings up to a maximum of $400 million. At December 31, 2002, the Company had outstanding borrowings under this program of $74 million. Based on the outstanding secured borrowings level of $74 million, the estimated annualized interest rate under this program is 2.13%.

During the second quarter of 2001, the Company increased its medium-term note program from $1,000 million to $2,200 million for issuance of debt securities due nine months or more from date of issue. At December 31, 2002, the Company had debt securities outstanding of $700 million under this medium-term note program, with none of this balance due within one year. The Company has remaining availability of $1,200 million under its medium-term note program for the issuance of new notes.

Long-term debt and related maturities and interest rates were as follows at December 31, 2002 and 2001 (in millions):

Country	Type	Maturity	Weighted-Average Interest Rate	2002	2001
U.S.	Term note	2002	6.38%	$ —	$ 150
U.S.	Term note	2003	9.38%	144	144
U.S.	Term note	2003	7.36%	110	110
U.S.	Medium-term	2005	7.25%	200	200
U.S.	Medium-term	2006	6.38%	500	500
U.S.	Term note	2008	9.50%	34	34
U.S.	Term note	2018	9.95%	3	3
U.S.	Term note	2021	9.20%	10	10
China	Bank Loans	2002	6.28%	—	12
China	Bank Loans	2003	5.49%	114	96
China	Bank Loans	2004	2.42%	—	190
China	Bank Loans	2004	5.58%	252	182
China	Bank Loans	2005	5.53%	124	133
Japan	Bank Loans	2003	2.51%	—	42
Qualex	Term notes	2003-2005	6.12%	44	—
Chile	Bank Loans	2004	2.61%	10	10
Other				6	6
				$1,551	$1,822

During the quarter ended March 31, 2002, the Company's credit ratings for long-term debt were lowered by Moody's and by Fitch to Baa1 and A-, respectively. However, in connection with its downgrade, Moody's changed the Company's outlook from negative to stable. Additionally, Fitch lowered the Company's credit rating on short-term debt to F2. On April 23, 2002, S&P lowered the Company's credit rating on long-term debt to BBB+, a level equivalent to the Company's current rating from Moody's of Baa1. S&P reaffirmed the short-term debt at A2 and maintained the Company's outlook at stable. These credit rating downgrade actions were due to lower earnings as a result of the continued weakened economy, industry factors and other world events. The reductions in the Company's long-term debt credit ratings have impacted the credit spread applied to Kodak's U.S. long-term debt traded in the secondary markets. However, this has not resulted in an increase in interest expense, as the Company has not issued any significant new long-term debt during this period. The reduction in the Company's short-term debt credit ratings has impacted the cost of short-term borrowings, primarily the cost of issuing commercial paper. However, this increased cost was more than offset by the lowering of market rates of interest as a result of actions taken by the Federal Reserve to stimulate the U.S. economy. As indicated above, the Company's weighted average commercial paper rate for commercial paper outstanding at December 31, 2002 was 1.97% as compared with 3.61% at December 31, 2001. The credit rating downgrades in the first half of 2002 coupled with the downgrades in the fourth quarter of 2001 would have resulted in an increase in borrowing rates; however, due to lower average debt levels and lower commercial paper rates, interest expense for the year ended December 31, 2002 is down relative to the year ended December 31, 2001. The above credit rating actions are not expected to have a material impact on the future operations of the Company. However, if the Company's credit ratings were to be reduced further, this could potentially affect access to commercial paper borrowing. While this is not expected to occur, if such an event did take place the Company could use alternative sources of borrowing including its accounts receivable securitization program, long-term capital markets debt, and its revolving credit facilities.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements and indentures. Further, the Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt, with the exception of the following: a $110 million note due April 15, 2003 and $44 million in term notes that will amortize through 2005 that can be accelerated if the Company's credit rating from S&P or Moody's were to fall below BBB and BBB-, respectively; and the outstanding borrowings under the accounts receivable securitization program if the Company's credit ratings from S&P or Moody's were to fall below BBB- and Baa3, respectively, and such condition continued for a period of 30 days. Further downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives. However, the Company has access to $2,225 million in committed bank revolving credit facilities to meet unanticipated funding needs should it be necessary. Borrowing rates under these credit facilities are based on the Company's credit rating.

The Company guarantees debt and other obligations under agreements with certain affiliated companies and customers. At December 31, 2002, these guarantees totaled a maximum of $345 million, with outstanding guaranteed amounts of $159 million. The maximum guarantee amount includes: guarantees of up to $160 million of debt for KPG ($74 million outstanding) and up to $19 million for other unconsolidated affiliates and third parties ($17 million outstanding) and guarantees of up to $166 million of customer amounts due to banks in connection with various banks' financing of customers' purchase of products and equipment from Kodak ($68 million outstanding). The KPG debt facility and related guarantee mature on December 31, 2005, but may be renewed at KPG's, Kodak's and the bank's discretion. The guarantees for the other third party debt mature between May 1, 2003 and May 31, 2005 and are not expected to be renewed. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements and up to 3 years for long-term equipment

financing arrangements. These guarantees would require payment from Kodak only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantee. This activity is not material. Management believes the likelihood is remote that material payments will be required under these guarantees.

The Company also guarantees debt owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $857 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the Consolidated Statement of Financial Position, is $628 million. These guarantees expire in 2003 through 2005 with the majority expiring in 2003.

The Company may provide up to $100 million in loan guarantees to support funding needs for SK Display Corporation, an unconsolidated affiliate in which the Company has a 34% ownership interest. As of December 31, 2002, the Company has not been required to guarantee any of the SK Display Corporation's outstanding debt.

In certain instances when Kodak sells businesses either through asset or stock sales, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, labor contingencies, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

In certain instances when Kodak sells real estate, the Company will retain the liabilities for known environmental exposures and provide indemnification to the other party with respect to future claims for certain unknown environmental liabilities existing prior to the sale date. The terms of the indemnifications vary in duration, from a range of three to ten years for certain indemnities, to terms for other indemnities that do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

The Company may enter into standard indemnification agreements in the ordinary course of business with its customers, suppliers, service providers and business partners. In such instances, the Company usually indemnifies, holds harmless and agrees to reimburse the indemnified party for all claims, actions, liabilities, losses and expenses in connection with any Kodak infringement of third party intellectual property or proprietary rights, or when applicable, in connection with any personal injuries or property damage resulting from any Kodak products sold or Kodak services provided. Additionally, the Company may from time to time agree to indemnify and hold harmless its providers of services from all claims, actions, liabilities, losses and expenses relating to their services to Kodak, except to the extent finally determined to have resulted from the fault of the provider of services relating to such services. The level of conduct constituting fault of the service provider will vary from agreement to agreement and may include conduct which is defined in terms of negligence, gross negligence, recklessness, intentional acts, omissions or other culpable behavior. The term of these indemnification agreements is generally perpetual. The maximum potential future payments that the Company could be required to make under the indemnifications are unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, including statutes of limitation, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

The Company has by-laws, policies, and agreements under which it indemnifies its directors and officers from liability for certain events or occurrences while the directors or officers are, or were, serving at Kodak's request in such capacities. Furthermore, the Company is incorporated in the State of New Jersey, which requires corporations to indemnify their officers and directors under certain circumstances. The Company has made similar arrangements with respect to the directors and officers of acquired companies. The term of the indemnification period is for the director's or officer's lifetime. The maximum potential amount of future payments that the Company could be required to make under these indemnifications is unlimited, but

would be affected by all relevant defenses to the claims, including statutes of limitations.

The Company had a commitment under a put option arrangement with Burrell Colour Lab (BCL), an unaffiliated company, whereby the shareholders of BCL had the ability to put 100% of the stock to Kodak for total consideration, including the assumption of debt, of approximately $63.5 million. The option first became exercisable on October 1, 2002 and was ultimately exercised during the Company's fourth quarter ended December 31, 2002. Accordingly, on February 5, 2003, the Company acquired BCL for a total purchase price of approximately $63.5 million, which was composed of approximately $53 million in cash and $10.5 million in assumed debt. The exercise of the option had no impact on the Company's fourth quarter earnings.

In connection with the Company's investment in China that began in 1998, certain unaffiliated entities invested in two Kodak consolidated companies with the opportunity to put their minority interests to Kodak at any time after the third anniversary, but prior to the tenth anniversary, of the date on which the companies were established. On December 31, 2002, an unaffiliated investor in one of Kodak's China subsidiaries exercised their rights under the put option agreement. Under the terms of the arrangement, the Company repurchased the investor's 10% minority interest for approximately $44 million in cash. The exercise of this put option and the recording of the related minority interest purchased had no impact on the Company's earnings. The total exercise price in connection with the remaining put options, which increases at a rate of 2% per annum, is approximately $60 million at December 31, 2002. The Company expects that approximately $16 million of the remaining $60 million in total put options will be exercised and the related cash payments will occur over the next twelve months.

Due to the continuing declines in the equity markets in 2002 as well as the decline in the discount rate from December 31, 2001 to December 31, 2002, the Company was required to record a charge to the accumulated other comprehensive (loss) income component of equity of $394 million, net of tax benefits of $183 million, for additional minimum pension liabilities at December 31, 2002. The increase in additional minimum pension liabilities of $577 million was recorded to the postretirement liabilities component on the Consolidated Statement of Financial Position at December 31, 2002. The net increase in this component of $684 million from December 31, 2001 to December 31, 2002 is partially attributable to this increase in the additional minimum pension liabilities. The Company recorded the deferred income tax benefit of $183 million in the other long-term assets component within the Consolidated Statement of Financial Position. The net increase in this component of $296 million from December 31, 2001 to December 31, 2002 is partially attributable to the recording of these deferred income tax assets and the increase in the prepaid pension asset. The increase in the prepaid pension asset is primarily attributable to $197 million of pension income generated from the U.S. pension plans in 2002.

During the fourth quarter of 2002, the Company funded one of its non-U.S. defined benefit plans in the amount of approximately $38 million. The Company does not expect to have significant funding requirements relating to its defined benefit pension plans in 2003.

Qualex, a wholly owned subsidiary of Kodak, has a 50% ownership interest in Express Stop Financing (ESF), which is a joint venture partnership between Qualex and Dana Credit Corporation (DCC), a wholly owned subsidiary of Dana Corporation. Qualex accounts for its investment in ESF under the equity method of accounting. ESF provides a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit. As part of the operations of its photofinishing business, Qualex sells equipment under a sales-type lease arrangement and records a long-term receivable. These long-term receivables are subsequently sold to ESF without recourse to Qualex. ESF incurs long-term debt to finance the purchase of the receivables from Qualex. This debt is collateralized solely by the long-term receivables purchased from Qualex and, in part, by a $60 million guarantee from DCC. Qualex provides no guarantee or collateral to ESF's creditors in connection with the debt, and ESF's debt is non-recourse to Qualex. Qualex's only continued involvement in connection with the sale of the long-term receivables is the servicing of the related equipment under the leases. Qualex has continued revenue streams in connection with this equipment through future sales of photofinishing consumables, including paper and chemicals, and maintenance.

Qualex has risk with respect to the ESF arrangement as it relates to its continued ability to procure spare parts from the primary photofinishing equipment vendor (the Vendor) to fulfill its servicing obligations under the leases. This risk is attributable to the fact that, throughout 2002, the Vendor was experiencing financial difficulty which ultimately resulted in certain of its entities in different countries filing for bankruptcy on December 24, 2002. Although the lessees' requirement to pay ESF under the lease agreements is not contingent upon Qualex's fulfillment of its servicing obligations, under the agreement with ESF, Qualex would be responsible for any deficiency in the amount of rent not paid to ESF as a result of any lessee's claim regarding maintenance or supply services not provided by Qualex. Such lease payments would be made in accordance with the original lease terms, which generally extend over 5 to 7 years. ESF's outstanding lease receivable amount was approximately $473 million at December 31, 2002.

To mitigate the risk of not being able to fulfill its service obligations in the event the Vendor were to file for bankruptcy, Qualex built up its inventory of these spare parts during 2002 and began refurbishing used parts. To further mitigate its exposure, effective April 3, 2002, Kodak entered into certain agreements with the Vendor under which the Company paid $19 million for a license relating to the spare parts intellectual property, an equity interest in the Vendor and the intellectual

property holding company and an arrangement to purchase spare parts. After entering into these arrangements, the Company obtained the documentation and specifications of the parts it sourced solely from the Vendor and a comprehensive supplier list for the parts the Vendor sourced from other suppliers. However, under these arrangements, Kodak had a use restriction, which precluded the Company from manufacturing the parts that the Vendor produced and from purchasing parts directly from the Vendor's suppliers. This use restriction would be effective until certain triggering events occurred, the most significant of which was the filing for bankruptcy by the Vendor. As indicated above, the Vendor filed for bankruptcy on December 24, 2002. The arrangements that the Company entered into with the Vendor are currently being reviewed in the bankruptcy courts, and there is the possibility that such agreements could be challenged. However, the Company believes that it has a strong legal position with respect to the agreements and is taking the necessary steps to obtain the rights to gain access to the Vendor's tooling to facilitate the manufacture of the parts previously produced by the Vendor. Additionally, the Company has begun to source parts directly from the Vendor's suppliers. Accordingly, the Company does not anticipate any significant liability arising from the inability to fulfill its service obligations under the arrangement with ESF.

In December 2001, S&P downgraded the credit ratings of Dana Corporation to BB for long-term debt and B for short-term debt, which are below investment grade. This action created a Guarantor Termination Event under the Receivables Purchase Agreement (RPA) between ESF and its banks. To cure the Guarantor Termination Event, in January 2002, ESF posted $60 million of additional collateral in the form of cash and long-term lease receivables. At that time, if Dana Corporation were downgraded to below BB by S&P or below Ba2 by Moody's, that action would constitute a Termination Event under the RPA and ESF would be forced to renegotiate its debt arrangements with the banks. On February 22, 2002, Moody's downgraded Dana Corporation to a Ba3 credit rating, thus creating a Termination Event.

Effective April 15, 2002, ESF cured the Termination Event by executing an amendment to the RPA. Under the amended RPA, the maximum borrowings have been lowered to $400 million, and ESF must pay a higher interest rate on outstanding and future borrowings. Additionally, if there were certain changes in control with respect to Dana Corporation or DCC, as defined in the amended RPA, such an occurrence would constitute an event of default. Absent a waiver from the banks, this event of default would create a Termination Event under the amended RPA. The amended RPA arrangement was further amended in July 2002 to extend through July 2003. Under the amended RPA arrangement, maximum borrowings were reduced to $370 million. Total outstanding borrowings under the RPA at December 31, 2002 were $320 million.

Dana Corporation's S&P and Moody's long-term debt credit ratings have remained at the February 22, 2002 levels of BB and Ba3, respectively. Under the amended RPA, if either of Dana Corporation's long-term debt ratings were to fall below their current respective ratings, such an occurrence would create a Termination Event as defined in the RPA.

The amended RPA arrangement extends through July 2003, at which time the RPA can be extended or terminated. If the RPA were terminated, Qualex would no longer be able to sell its lease receivables to ESF and would need to find an alternative financing solution for future sales of its photofinishing equipment. For the year ended December 31, 2002, total sales of photofinishing equipment were $3.5 million. Under the partnership agreement between Qualex and DCC, subject to certain conditions, ESF has exclusivity rights to purchase Qualex's long-term lease receivables. The term of the partnership agreement continues through October 6, 2003. In light of the timing of the partnership termination, Qualex plans to utilize the services of Eastman Kodak Credit Corporation, a wholly owned subsidiary of General Electric Capital Corporation, as an alternative financing solution for prospective leasing activity with its customers.

At December 31, 2002, the Company had outstanding letters of credit totaling $105 million and surety bonds in the amount of $79 million primarily to ensure the completion of environmental remediations and payment of possible casualty and workers' compensation claims.

As of December 31, 2002, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

(in millions)	Total	2003	2004	2005	2006	2007	2008+
Long-term debt obligations	$ 1,551	$ 387	$ 285	$ 332	$ 500	$ —	$ 47
Operating lease obligations	355	102	72	56	42	32	51
Purchase obligations	1,159	265	239	205	116	77	257
Total	$ 3,065	$ 754	$ 596	$ 593	$ 658	$ 109	$ 355

2001

Net cash provided by operating activities in 2001 was $2,206 million, as net earnings of $76 million, adjusted for depreciation and amortization, and restructuring costs, asset impairments and other charges, provided $1,408 million of operating cash. Also contributing to operating cash was a decrease in receivables of $254 million and a decrease in inventories of $465 million. This was partially offset by decreases in liabilities, excluding borrowings, of $111 million related primarily to severance payments for restructuring programs and reductions in accounts payable and accrued benefit costs. Net cash used in investing activities of $1,188 million in 2001 was utilized primarily for capital expenditures of $743 million, investments in unconsolidated affiliates of $141 million, and business acquisitions of $306 million. Net cash used in financing activities of $808 million in 2001 was primarily the result of stock repurchases and dividend payments as discussed below.

The Company declared cash dividends per share of $.44 in each of the first three quarters and $.89 in the fourth quarter of 2001. Total cash dividends of $643 million were paid in 2001. In October 2001, the Company's Board of Directors approved a change in dividend policy from quarterly dividend payments to semi-annual dividend payments. Dividends, when declared, will be paid on the 10th business day of July and December to shareholders of record on the first business day of the preceding month. These payment dates serve to better align the dividend disbursements with the seasonal cash flow pattern of the business, which is more concentrated in the second half of the year. This action resulted in the Company making five dividend payments in 2001.

Net working capital, excluding short-term borrowings, decreased to $797 million from $1,420 million at year-end 2000. This decrease is mainly attributable to lower receivable and inventory balances, as discussed above.

Capital additions, excluding equipment purchased for lease, were $680 million in 2001, with the majority of the spending supporting new products, manufacturing productivity and quality improvements, infrastructure improvements, ongoing environmental and safety initiatives, and renovations due to relocations associated with restructuring actions taken in 1999.

Under the $2,000 million stock repurchase program announced on April 15, 1999, the Company repurchased $44 million of its shares in 2001. As of March 2, 2001, the Company suspended the stock repurchase program in a move designed to accelerate debt reduction and increase financial flexibility. At the time of the suspension of the program, the Company had repurchased approximately $1,800 million of its shares under this program.

The net cash cost of the restructuring charge recorded in 2001 was approximately $182 million after tax, which was recovered through cost savings in less than two years. The severance-related actions associated with this charge will be completed by the end of the first quarter of 2003.

2000

Net cash provided by operating activities in 2000 was $1,105 million, as net earnings of $1,407 million, adjusted for depreciation and amortization, provided $2,296 million of operating cash. This was partially offset by increases in receivables of $247 million, largely due to the timing of sales late in the fourth quarter; increases in inventories of $280 million, reflecting lower than expected sales performance in the second half of the year, particularly for consumer films, paper and digital cameras; and decreases in liabilities, excluding borrowings, of $808 million related primarily to severance payments for restructuring programs and reductions in accounts payable and accrued benefit costs. Net cash used in investing activities of $906 million in 2000 was utilized primarily for capital expenditures of $945 million, investments in unconsolidated affiliates of $123 million, and business acquisitions of $130 million, partially offset by proceeds of $277 million from sales of businesses and assets. Net cash used in financing activities of $314 million in 2000 was the result of stock repurchases and dividend payments, largely funded by net increases in borrowings of $1,313 million.

Cash dividends per share of $1.76, payable quarterly, were declared in 2000. Total cash dividends of approximately $545 million were paid in 2000.

Net working capital, excluding short-term borrowings and the current portion of long-term debt, increased to $1,420 million from $777 million at year-end 1999. This increase is mainly attributable to lower payable levels and higher receivable and inventory balances, as discussed above.

Capital additions were $945 million in 2000, with the majority of the spending supporting manufacturing productivity and quality improvements, new products including e-commerce initiatives, digital photofinishing and digital cameras, and ongoing environmental and safety initiatives.

Under the $2,000 million stock repurchase program announced on April 15, 1999, the Company repurchased 21.6 million shares for $1,099 million in 2000. On December 7, 2000, Kodak's Board of Directors authorized the repurchase of up to an additional $2,000 million of the Company's stock over the next 4 years.

OTHER

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	2002	2001	2000
Recurring costs for pollution prevention and waste treatment	$ 67	$ 68	$ 72
Capital expenditures for pollution prevention and waste treatment	12	27	36
Site remediation costs	3	2	3
Total	$ 82	$ 97	$111

At December 31, 2002 and 2001, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $148 million and $162 million, respectively. These amounts are reported in other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFI) and Corrective Measures Studies (CMS) for areas at the site. At December 31, 2002, estimated future investigation and remediation costs of $67 million are accrued on an undiscounted basis and are included in the $148 million reported in other long-term liabilities.

Additionally, the Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. In addition, the Company has been identified as a potentially responsible party (PRP) in connection with the non-imaging health businesses in five active Superfund sites. At December 31, 2002, estimated future remediation costs of $49 million are accrued on an undiscounted basis and are included in the $148 million reported in other long-term liabilities.

The Company has obligations relating to two former manufacturing sites located outside the United States. Investigations were completed in the fourth quarter of 2001, which facilitated the completion of cost estimates for the future remediation and monitoring of these sites. The Company's obligations with respect to these two sites include an estimate of its cost to repurchase one of the sites and demolish the buildings in preparation for its possible conversion to a public park. The repurchase of the site was completed in the first quarter of 2002. At December 31, 2002, estimated future investigation, remediation and monitoring costs of $27 million are accrued on an undiscounted basis and are included in the $148 million reported in other long-term liabilities.

Additionally, the Company has approximately $5 million accrued on an undiscounted basis in the $148 million reported in other long-term liabilities at December 31, 2002 for remediation relating to other facilities, which are not material to the Company's financial position, results of operations, cash flows or competitive position.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next thirty years for each site. For these known environmental exposures, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-01 "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $27 million over the next six years. These expenditures are primarily capital in nature and, therefore, are not included in the environmental accrual at December 31, 2002.

The Company is presently designated as a PRP under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (the Superfund Law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at six such active sites. With respect to each of these sites, the Company's liability is minimal. Furthermore, numerous other PRPs have also been designated at these sites and, although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of cost does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is expensed over the life of the asset. The Company is required to adopt SFAS 143 effective January 1, 2003. The Company is currently in the process of evaluating the potential impact that the adoption of the recognition provisions of SFAS 143 will have on its consolidated financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and supercedes the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of the liability for costs associated with an exit or disposal activity when the liability is incurred. Under EITF issue No. 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 will impact the timing of recognition and the initial measurement of the amount of liabilities the Company recognizes in connection with exit or disposal activities initiated after December 31, 2002, the effective date of SFAS No. 146.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded on the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The Company will apply the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements of interim periods or annual periods ending after December 15, 2002. See Note 1 under "Warranty Costs" and Note 10 under "Other Commitments and Contingencies." The Company is currently in the process of evaluating the potential impact that the adoption of the recognition provisions of FIN 45 will have on its consolidated financial position and results of operations.

In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes, and if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. See "Stock-Based Compensation" within Note 1, "Significant Accounting Policies" for the additional annual disclosures made to comply with SFAS No. 148. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Company does not intend to adopt the provisions of SFAS No. 123, the Company does not expect the transition provisions of SFAS No. 148 to have a material effect on its results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," relating to consolidation of certain entities. First, FIN 46 will require identification of the Company's participation in variable interest entities (VIE), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For VIE created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. See Note 6, "Investments," for these disclosures. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

RISK FACTORS

The following cautionary statements address a number of important factors that could cause the actual future results of the Company to differ from those expressed or implied in the forward-looking statements contained in this document. Additionally, because of the following factors, as well as other variables affecting our operating results, the Company's past financial performance should not be considered an indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

Unanticipated delays in implementing certain product strategies (including category expansion, digitization, OLED displays and digital products) would affect Kodak's revenues. The process for each product strategy is complex. Kodak's ability to successfully transition products and deploy new products requires that Kodak make accurate predictions of the product development schedule as well as volumes, product mix, and customer demand. The Company may anticipate demand and perceived market acceptance that differs from the products realizable customer demand and revenue stream. In addition, if the pricing element of each strategy is not sufficiently competitive with those of current and future competing products, Kodak may lose market share, adversely affecting the Company's revenues and prospects.

Kodak's ability to implement its intellectual property licensing strategies could also affect the Company's revenue and earnings. Kodak has invested millions of dollars in technologies and needs to protect its intellectual property. The establishment and enforcement of licensing agreements provides a revenue stream in the form of royalties that protects Kodak's ability to further innovate and help the marketplace grow. Kodak's failure to properly manage the development of its intellectual property could adversely affect the future of these patents and the market opportunities that could result from the use of this property. Kodak's failure to manage the costs associated with the pursuit of these licenses could adversely affect the profitability of these operations.

In the event Kodak were unable to develop and implement e-commerce strategies that are in alignment with the trend toward industry standards and services, the Company's business could be adversely affected. The availability of software and standards related to e-commerce strategies is of an emerging nature. Kodak's ability to successfully align with the industry standards and services and ensure timely solutions, requires the Company to make accurate predictions of the future accepted standards and services.

Kodak's completion of planned information systems upgrades, including SAP, if delayed, could adversely affect its business. As

Kodak continues to expand the planned information services, the Company must continue to balance the investment of the planned deployment with the need to upgrade the vendor software. Kodak's failure to successfully upgrade to the vendor-supported version could result in risks to system availability, which could adversely affect the business.

Kodak intends to complete various portfolio actions required to strengthen its digital imaging portfolio, rationalize the photofinishing operations in the U.S. and EAMER and expand its services business. In the event that Kodak fails to effectively manage the highly profitable portfolio of its more traditional businesses simultaneously with the integration of these acquisitions, and should Kodak fail to streamline and simplify the business, Kodak could lose market opportunities that result in an adverse impact on its revenue.

In 2003, Kodak continues to focus on reduction of inventories, improvement in receivable performance, reduction in capital expenditures, and improvement in manufacturing productivity.

Unanticipated delays in the Company's plans to continue inventory reductions in 2003 could adversely impact Kodak's cash flow outlook. Planned inventory reductions could be compromised by slower sales that could result from continued weak global economic conditions. Purchasers' uncertainty about the extent of the global economic downturn could result in lower demand for products and services. The competitive environment and the transition to digital products and services could also place pressures on Kodak's sales and market share. In the event Kodak was unable to successfully manage these issues in a timely manner, they could adversely impact the planned inventory reductions.

Delays in Kodak's planned improvement in manufacturing productivity could negatively impact the gross margins of the Company. Again, a continued weak economy could result in lower volumes in the factory than planned, which would negatively impact gross margins. Kodak's failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. If Kodak is unable to successfully negotiate raw material costs with its suppliers, or incurs adverse pricing on certain of its commodity-based raw materials, reduction in the gross margins could occur. Additionally, delays in the Company's execution of increasing manufacturing capabilities for certain of its products in some of its emerging markets, particularly China where it is more cost competitive, could adversely impact margins.

Unanticipated delays in the Company's plans to continue the improvement of accounts receivable and to reduce the number of days sales outstanding could also adversely impact Kodak's cash flow outlook. A continued weak economy could slow customer payment patterns. Competitive pressures in major segments may drive erosion in the financial condition of Kodak's customers. These same pressures may adversely affect efforts to shorten customer payment terms. Kodak's ability to manage customer risk while maintaining competitive share may adversely affect continued accounts receivable improvement in 2003.

In addition, if Kodak is not able to maintain flat capital spending relative to 2002 levels, this factor could adversely impact the Company's cash flow outlook. An increase in capital spending may occur if more projects than planned were found to generate significant positive returns in the future. Further, if the Company deems it necessary to spend more on regulatory requirements or there are unanticipated general maintenance obligations requiring more capital spending than planned, the additional monies required would create an adverse impact on Kodak's cash flow.

Kodak's planned improvement in supply chain efficiency, if delayed, could adversely affect its business by impacting the shipments of certain products in their desired quantities and in a timely manner. The planned efficiencies could be compromised if Kodak expands into new markets with new applications that are not fully understood or if the portfolio broadens beyond that anticipated when the plans were initiated. The unforeseen changes in manufacturing capacity could compromise the supply chain efficiencies.

The risk of doing business in developing markets like China, India, Brazil, Argentina, Mexico, Russia and other economically volatile areas could adversely affect Kodak's operations and earnings. Such risks include the financial instability among customers in these regions, the political instability and potential conflicts among developing nations and other non-economic factors such as irregular trade flows that need to be managed successfully with the help of the local governments. Kodak's failure to successfully manage economic, political and other risks relating to doing business in developing countries and economically and politically volatile areas could adversely affect its business.

In early 2002, the United States dollar was eliminated as Argentina's monetary benchmark, resulting in significant currency devaluation. During the remainder of 2002, the currencies in both Argentina and Brazil experienced significant devaluation due to continuing difficult economic times. There can be no guarantee that economic circumstances in Argentina or elsewhere will not worsen, which could result in future effects on earnings should such events occur. The Company's failure to successfully manage economic, political and other risks relating to doing business in developing countries could adversely affect its business.

The Company, as a result of its global operating and financing activities, is exposed to changes in currency exchange rates and interest rates, which may adversely affect its results of operations and financial position.

Competition remains intense in the imaging sector in the photography, commercial and health segments. On the photography side, price competition has been driven somewhat by consumers' conservative spending behaviors during times of a weak world economy, international tensions and the accompanying concern over the possibility of war and terrorism. Some

consumers have moved from branded products to private label products. On the health and commercial side, aggressive pricing tactics intensified in the contract negotiations as competitors were vying for customers and market share domestically. Continued economic weakness could also adversely impact Kodak's revenues and growth rate. Failure to successfully manage the consumers' return to branded products if and when the economic conditions improve could adversely impact Kodak's revenue and growth rate. If the pricing and programs are not sufficiently competitive with those offered by Kodak's current and future competitors, Kodak may lose market share, adversely affecting its revenue and gross margins.

The Company's strategy to balance the consumer shift from analog to digital, and the nature and pace of technology substitution could impact Kodak's revenues, earnings and growth rate. Competition remains intense in the digital industry with a large number of competitors vying for customers and market share domestically and internationally. Kodak intends to continue new program introductions and competitive pricing to drive demands in the marketplace. The process of developing new products and services is complex and often uncertain due to the frequent introduction of new products that offer improved performance and pricing. Kodak's ability to successfully transition products and deploy new products requires that Kodak make accurate predictions of the product development schedule as well as volumes, product mix, customer demand and configuration. Kodak may anticipate demand and perceived market acceptance that differs from the product's realizable customer demand and revenue stream. Further, in the face of intense industry competition, any delay in the development, production or marketing of a new product could decrease any advantage Kodak may have to be the first or among the first to market. Kodak's failure to carry out a product rollout in the time frame anticipated and in the quantities appropriate to customer demand could adversely affect the future demand for its products and services and have an adverse effect on its business.

The impact of continuing customer consolidation and buying power could have an adverse impact on Kodak's revenue, gross margins, and earnings. In the competitive consumer retail environment there is a movement from small individually owned retailers to larger and commonly known mass merchants. In the commercial environment, there is a continuing consolidation of various group purchasing organizations. The resellers and distributors may elect to use suppliers other than Kodak. Kodak's challenge is to successfully negotiate contracts that provide the most favorable conditions to the Company in the face of price and program aggressive competitors.

Continued weak global economic conditions could adversely impact the Company's revenues and growth rate. Continued softness in the Company's markets and purchasers' uncertainty about the extent of the global economic downturn could result in lower demand for products and services. While worsening economic conditions have had a negative impact on results of operations, revenues, gross margins and earnings could further deteriorate as a result of economic conditions. Furthermore, there can be no assurances as to the timing of an economic upturn.

The Company expects 2003 to be another difficult economic year compounded by rising political tensions, with a slight improvement in full year revenues. The Company expects earnings to be flat for the first quarter of 2003 compared with the same period last year. We do not expect to see any real upturn in the economy until 2004, with a very gradual return to consumer spending habits and behavior that will positively affect our business growth. The Company will continue to take actions to minimize the financial impact of this slowdown. These actions include efforts to better manage production and inventory levels and reduce capital spending, while at the same time reducing discretionary spending to further hold down costs. The Company will also complete the implementation of the restructuring programs announced in 2002, as well as implement new focused cost reduction actions in 2003, to make its operations more cost competitive and improve margins.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's revenue and cash flow expectations for 2003 are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. The forward-looking statements contained in this report are subject to a number of risk factors, including the successful: implementation of product strategies (including category expansion, digitization, OLED, and digital products); implementation of intellectual property licensing strategies; development and implementation of e-commerce strategies; completion of information systems upgrades, including SAP; completion of various portfolio actions; reduction of inventories; improvement in manufacturing productivity; improvement in receivables performance; reduction in capital expenditures; improvement in supply chain efficiency; development of the Company's business in emerging markets like China, India, Brazil, Mexico, and Russia. The forward-looking statements contained in this report are subject to the following additional risk factors: inherent unpredictability of currency fluctuations and raw material costs; competitive actions, including pricing; the nature and pace of technology substitution, including the analog-to-digital shift; continuing customer consolidation and buying power; general economic and business conditions; and other risk factors disclosed herein and from time to time in the Company's filings with the Securities and Exchange Commission, including but not limited to the items discussed in "Risk Factors" as set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report.

Any forward-looking statements in this report should be evaluated in light of these important risk factors.

MARKET PRICE DATA

	2002		2001	
Price per share:	High	Low	High	Low
1st Quarter	$ 34.30	$ 25.58	$ 46.65	$ 38.19
2nd Quarter	35.49	28.15	49.95	37.76
3rd Quarter	32.36	26.30	47.38	30.75
4th Quarter	38.48	25.60	36.10	24.40

SUMMARY OF OPERATING DATA

A summary of operating data for 2002 and for the four years prior is shown on page 78.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company may enter into derivative contracts.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. An interest rate swap agreement was used to convert some floating-rate debt to fixed-rate debt. The Company does not utilize financial instruments for trading or other speculative purposes.

Using a sensitivity analysis based on estimated fair value of open forward contracts using available forward rates, if the U.S. dollar had been 10% weaker at December 31, 2002 and 2001, the fair value of open forward contracts would have increased $13 million, and decreased $25 million, respectively. Such gains or losses would be substantially offset by losses or gains from the revaluation or settlement of the underlying positions hedged.

Using a sensitivity analysis based on estimated fair value of open forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2002 and 2001, the fair value of open forward contracts would have decreased $4 million and $11 million, respectively. Such losses in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company utilizes U.S. dollar denominated and foreign currency denominated borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 37 basis points) higher at December 31, 2002, the fair value of short-term and long-term borrowings would have decreased $1 million and $15 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 43 basis points) higher at December 31, 2001, the fair value of short-term and long-term borrowings would have decreased $1 million and $28 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2002 was not significant to the Company.

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the consolidated financial statements and related notes that appear on pages 40 through 77. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include certain amounts that are based on management's best estimates and judgments.

The Company's accounting systems include extensive internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, who were responsible for conducting their audits in accordance with auditing standards generally accepted in the United States of America. Their resulting report follows.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. The independent accountants and internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with the independent accountants and the Director of Corporate Auditing, both privately and with management present, to discuss accounting, auditing and financial reporting matters.

Robert H. Brust

Chief Financial Officer, and
Executive Vice President
March 13, 2003

Dan Carp

Chairman & Chief Executive Officer,
President & Chief Operating Officer
March 13, 2003

Report of Independent Accountants

To the Board of Directors and Shareholders
of Eastman Kodak Company

In our opinion, the accompanying consolidated financial statements on pages 40 through 77 of this Annual Report present fairly, in all material respects, the financial position of Eastman Kodak Company and subsidiary companies (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002.

PricewaterhouseCoopers LLP

Rochester, New York
March 13, 2003

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Earnings

(in millions, except per share data)	For the Year Ended December 31 2002	2001	2000
Net sales	$ 12,835	$ 13,229	$ 13,994
Cost of goods sold	8,225	8,661	8,375
Gross profit	4,610	4,568	5,619
Selling, general and administrative expenses	2,530	2,625	2,514
Research and development costs	762	779	784
Goodwill amortization	—	153	151
Restructuring costs (credits) and other	98	659	(44)
Earnings from continuing operations before interest, other (charges) income, and income taxes	1,220	352	2,214
Interest expense	173	219	178
Other (charges) income	(101)	(18)	96
Earnings from continuing operations before income taxes	946	115	2,132
Provision for income taxes	153	34	725
Earnings from continuing operations	$ 793	$ 81	$ 1,407
Loss from discontinued operations, net of income tax benefits of $15, $2 and $0 for the years ending December 31, 2002, 2001 and 2000, respectively	$ (23)	$ (5)	$ —
Net earnings	$ 770	$ 76	$ 1,407
Basic net earnings (loss) per share			
Continuing operations	$ 2.72	$ .28	$ 4.62
Discontinued operations	(.08)	(.02)	—
Total	$ 2.64	$ .26	$ 4.62
Diluted net earnings (loss) per share			
Continuing operations	$ 2.72	$ .28	$ 4.59
Discontinued operations	(.08)	(.02)	—
Total	$ 2.64	$ .26	$ 4.59
Number of common shares used in basic earnings per share	291.5	290.6	304.9
Incremental shares from assumed conversion of options	0.2	0.4	1.7
Number of common shares used in diluted earnings per share	291.7	291.0	306.6
Cash dividends per share	$ 1.80	$ 2.21	$ 1.76

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Financial Position

(in millions, except share and per share data)	At December 31 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 569	$ 448
Receivables, net	2,234	2,337
Inventories, net	1,062	1,071
Deferred income taxes	512	521
Other current assets	157	240
Total current assets	4,534	4,617
Property, plant and equipment, net	5,420	5,659
Goodwill, net	981	948
Other long-term assets	2,434	2,138
Total Assets	$ 13,369	$ 13,362
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and other current liabilities	$ 3,351	$ 3,276
Short-term borrowings	1,442	1,534
Accrued income taxes	584	544
Total current liabilities	5,377	5,354
Long-term debt, net of current portion	1,164	1,666
Postretirement liabilities	3,412	2,728
Other long-term liabilities	639	720
Total liabilities	10,592	10,468
Commitments and Contingencies (Note 10)		
Shareholders' Equity		
Common stock, $2.50 par value; 950,000,000 shares authorized; 391,292,760 shares issued in 2002 and 2001; 285,933,179 and 290,929,701 shares outstanding in 2002 and 2001	978	978
Additional paid in capital	849	849
Retained earnings	7,611	7,431
Accumulated other comprehensive loss	(771)	(597)
	8,667	8,661
Treasury stock, at cost 105,359,581 shares in 2002 and 100,363,059 shares in 2001	5,890	5,767
Total shareholders' equity	2,777	2,894
Total Liabilities and Shareholders' Equity	$ 13,369	$ 13,362

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Shareholders' Equity

(in millions, except share and per share data)	Common Stock*	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Shareholders' Equity December 31, 1999	$ 978	$ 889	$ 6,995	$ (145)	$ (4,805)	$ 3,912
Net earnings	—	—	1,407	—	—	1,407
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($77 million pre-tax)	—	—	—	(48)	—	(48)
Reclassification adjustment for gains on available-for-sale securities included in net earnings ($94 million pre-tax)	—		—	(58)	—	(58)
Unrealized loss arising from hedging activity ($55 million pre-tax)	—	—	—	(34)	—	(34)
Reclassification adjustment for hedging related gains included in net earnings ($6 million pre-tax)	—	—	—	(4)	—	(4)
Currency translation adjustments	—	—	—	(194)	—	(194)
Minimum pension liability adjustment ($2 million pre-tax)	—	—	—	1	—	1
Other comprehensive loss	—	—	—	(337)	—	(337)
Comprehensive income						1,070
Cash dividends declared ($1.76 per common share)	—	—	(533)	—	—	(533)
Treasury stock repurchased (21,575,536 shares)	—	—	—	—	(1,099)	(1,099)
Treasury stock issued under employee plans (1,638,872 shares)	—	(33)	—	—	96	63
Tax reductions — employee plans	—	15	—	—	—	15
Shareholders' Equity December 31, 2000	978	871	7,869	(482)	(5,808)	3,428
Net earnings	—	—	76	—	—	76
Other comprehensive income (loss):						
Unrealized losses on available-for-sale securities ($34 million pre-tax)	—	—	—	(21)	—	(21)
Reclassification adjustment for gains on available-for-sale securities included in net earnings ($13 million pre-tax)	—	—	—	8	—	8
Unrealized gain arising from hedging activity ($6 million pre-tax)	—	—	—	4	—	4
Reclassification adjustment for hedging related losses included in net earnings ($48 million pre-tax)	—	—	—	29	—	29
Currency translation adjustments	—	—	—	(98)	—	(98)
Minimum pension liability adjustment ($60 million pre-tax)	—	—	—	(37)	—	(37)
Other comprehensive loss	—	—	—	(115)	—	(115)
Comprehensive loss						(39)
Cash dividends declared ($2.21 per common share)	—	—	(514)	—	—	(514)
Treasury stock repurchased (947,670 shares)	—	—	—	—	(41)	(41)
Treasury stock issued under employee plans (1,393,105 shares)	—	(25)	—	—	82	57
Tax reductions — employee plans	—	3	—	—	—	3
Shareholders' Equity December 31, 2001	978	849	7,431	(597)	(5,767)	2,894
Net earnings	—	—	770	—	—	770
Other comprehensive income (loss):						
Unrealized gains on available-for-sale securities ($11 million pre-tax)	—	—	—	6	—	6
Unrealized loss arising from hedging activity ($27 million pre-tax)	—	—	—	(19)	—	(19)
Reclassification adjustment for hedging related losses included in net earnings ($24 million pre-tax)	—	—	—	15	—	15
Currency translation adjustments	—	—	—	218	—	218
Minimum pension liability adjustment ($577 million pre-tax)	—	—	—	(394)	—	(394)
Other comprehensive loss	—	—	—	(174)	—	(174)
Comprehensive income						596
Cash dividends declared ($1.80 per common share)	—	—	(525)	—	—	(525)
Treasury stock repurchased (7,354,316 shares)	—	—	—	—	(260)	(260)
Treasury stock issued under employee plans (2,357,794 shares)	—	1	(65)	—	137	73
Tax reductions — employee plans	—	(1)	—	—	—	(1)
Shareholders' Equity December 31, 2002	$ 978	$ 849	$ 7,611	$ (771)	$ (5,890)	$ 2,777

*There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company and Subsidiary Companies

Consolidated Statement of Cash Flows

(in millions)	2002	2001	2000
	For the Year Ended December 31		
Cash flows from operating activities:			
Net earnings	$ 770	$ 76	$ 1,407
Adjustments to reconcile to net cash provided by operating activities:			
Loss from discontinued operations	23	5	—
Equity in losses from unconsolidated affiliates	105	84	111
Depreciation and amortization	818	917	889
Gain on sales of businesses/assets	(24)	—	(117)
Restructuring costs, asset impairments and other charges	85	415	—
(Benefit) provision for deferred income taxes	(224)	(41)	234
Decrease (increase) in receivables	263	254	(247)
Decrease (increase) in inventories	88	465	(280)
Increase (decrease) in liabilities excluding borrowings	29	(111)	(808)
Other items, net	285	149	(84)
Total adjustments	1,448	2,137	(302)
Net cash provided by continuing operations	2,218	2,213	1,105
Net cash used for discontinued operations	(14)	(7)	—
Net cash provided by operating activities	2,204	2,206	1,105
Cash flows from investing activities:			
Additions to properties	(577)	(743)	(945)
Net proceeds from sales of businesses/assets	27	—	277
Acquisitions, net of cash acquired	(72)	(306)	(130)
Investments in unconsolidated affiliates	(123)	(141)	(123)
Marketable securities — sales	88	54	84
Marketable securities — purchases	(101)	(52)	(69)
Net cash used in investing activities	(758)	(1,188)	(906)
Cash flows from financing activities:			
Net (decrease) increase in borrowings with original maturities of 90 days or less	(210)	(695)	939
Proceeds from other borrowings	759	1,907	1,310
Repayment of other borrowings	(1,146)	(1,355)	(936)
Dividends to shareholders	(525)	(643)	(545)
Exercise of employee stock options	51	22	43
Stock repurchase programs	(260)	(44)	(1,125)
Net cash used in financing activities	(1,331)	(808)	(314)
Effect of exchange rate changes on cash	6	(8)	(12)
Net increase (decrease) in cash and cash equivalents	121	202	(127)
Cash and cash equivalents, beginning of year	448	246	373
Cash and cash equivalents, end of year	$ 569	$ 448	$ 246
Supplemental Cash Flow Information			
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $3, $12 and $40	$ 173	$ 214	$ 166
Income taxes	201	120	486
The following transactions are not reflected in the Consolidated Statement of Cash Flows:			
Minimum pension liability adjustment	$ 394	$ 37	$ (1)
Liabilities assumed in acquisitions	30	142	31
Issuance of restricted stock, net of forfeitures	1	5	2
Issuance of stock related to an acquisition	25	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Company Operations Eastman Kodak Company (the Company or Kodak) is engaged primarily in developing, manufacturing, and marketing traditional and digital imaging products, services and solutions to consumers, the entertainment industry, professionals, healthcare providers and other customers. The Company's products are manufactured in a number of countries in North and South America, Europe, Australia and Asia. The Company's products are marketed and sold in many countries throughout the world.

Basis of Consolidation The consolidated financial statements include the accounts of Kodak and its majority owned subsidiary companies. Intercompany transactions are eliminated and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to minority interests. The equity method of accounting is used for joint ventures and investments in associated companies over which Kodak has significant influence, but does not have effective control. Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The cost method of accounting is used for investments in which Kodak has less than a 20% ownership interest, and the Company does not have the ability to exercise significant influence. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The carrying value of these investments is reported in other long-term assets. The Company's equity in the net income and losses of these investments is reported in other (charges) income. See Note 6, "Investments" and Note 12, "Other (Charges) Income."

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other comprehensive income in the accompanying Consolidated Statement of Financial Position. Translation adjustments are not tax-effected since they relate to investments, which are permanent in nature.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of these foreign subsidiaries and branches are remeasured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, are remeasured at historical rates.

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions, including related hedging activities, were losses of $19 million, $9 million, and $13 million in the years 2002, 2001, and 2000, respectively, and are included in other (charges) income in the accompanying Consolidated Statement of Earnings.

Concentration of Credit Risk Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward contracts, commodity forward contracts and interest rate swap arrangements. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions and no single customer accounts for greater than 10% of the sales of the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the foreign currency forward contracts, commodity forward contracts and interest rate swap arrangements, the counterparties to these contracts are major financial institutions. The Company has never experienced non-performance by any of its counterparties.

Additionally, the Company guarantees debt and other obligations with certain unconsolidated affiliates and customers, which could potentially subject the Company to significant concentrations of credit risk. However, with the exception of the Company's total debt guarantees for which there is a concentration with one of Kodak's unconsolidated affiliate companies, these guarantees relate to numerous customers in a variety of industries, markets and geographies around the world. The Company does not believe that material payments will be required under any of its guarantee arrangements. See Note 10 under "Other Commitments and Contingencies."

Cash Equivalents All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Marketable Securities and Noncurrent Investments

The Company classifies its investment securities as either held-to-maturity, available-for-sale or trading. The Company's debt and equity investment securities are classified as held-to-maturity and available-for-sale, respectively. Held-to-maturity investments are carried at amortized cost and available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption accumulated other comprehensive income (loss). If the Company determines that such losses are other than temporary, they will be charged to earnings.

At December 31, 2002, the Company had short-term investments classified as held-to-maturity of $9 million. These investments were included in other current assets. In addition, the Company had available-for-sale equity securities of $24 million, included in other long-term assets at December 31, 2002.

At December 31, 2001, the Company had short-term investments classified as held-to-maturity of $3 million, which were included in other current assets. In addition, the Company had available-for-sale equity securities of $33 million, included in other long-term assets at December 31, 2001.

Inventories Inventories are stated at the lower of cost or market. The cost of most inventories in the U.S. is determined by the "last-in, first-out" (LIFO) method. The cost of all of the Company's remaining inventories in and outside the U.S. is determined by the "first-in, first-out" (FIFO) or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties Properties are recorded at cost, net of accumulated depreciation. The Company principally calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	10–40
Machinery and equipment	3–20

Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Goodwill Goodwill represents the excess of purchase price over the fair value of net assets acquired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill is no longer amortized, but is required to be assessed for impairment at least annually. Under the transitional guidance of SFAS No. 142, the Company was required to perform two steps, step one to test for a potential impairment of goodwill and, if potential losses were identified, step two to measure the impairment loss. The Company completed step one in its first quarter ended March 31, 2002 and determined that there were no such impairments. Accordingly, the performance of step two was not required.

The Company has elected to make September 30 the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment. If the Company believes the carrying amount of a reporting unit exceeds its fair value, the Company would record an impairment loss in earnings to the extent the carrying amount of the reporting unit's goodwill exceeded the fair value of such goodwill. The Company estimates the fair value of its reporting units through internal analysis and external valuations, which utilize income and market approaches through the application of capitalized earnings, discounted cash flow and market comparable methods.

For the years ended December 31, 2001 and 2000, goodwill amortization was charged to earnings on a straight-line basis over the period estimated to be benefited, generally ten years. See Note 5, "Goodwill and Other Intangibles Assets."

Revenue The Company's revenue transactions include sales of the following: products; equipment; services; equipment bundled with products and/or services; and integrated solutions. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed and determinable; and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns. At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs offered including cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, slotting fees and coupons.

For product sales, the recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer sites, based on contract terms or legal requirements in foreign jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

The sale of equipment combined with services, including maintenance, and/or other elements, including products and software, represent multiple element arrangements. The Company allocates revenue to the various elements based on verifiable objective evidence of fair value (if software is not included or is incidental to the transaction) or Kodak-specific objective evidence of fair value if software is included and is other than incidental to the sales transaction as a whole. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

Revenue from the sale of integrated solutions, which includes transactions that require significant production, modification or customization of software, is recognized in accordance with contract accounting. Under contract accounting, revenue should be recognized utilizing either the percentage-of-completion or completed-contract method. The Company currently utilizes the completed-contract method for all solution sales as sufficient history does not currently exist to allow the Company to accurately estimate total costs to complete these transactions. Revenue from other long-term contracts, primarily government contracts, is generally recognized using the percentage-of-completion method.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products, primarily in the area of on-site photofinishing equipment. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records the total lease receivable net of unearned income and the estimated residual value of the equipment. Unearned income is recognized as finance income using the interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The underlying equipment is depreciated on a straight-line basis over the assets' estimated useful life.

The Company's sales of tangible products are the only class of revenues that exceeds 10% of total consolidated net sales. All other sales classes are individually less than 10%, and therefore, have been combined with the sales of tangible products on the same line in accordance with Regulation S-X.

Warranty Costs The Company has warranty obligations in connection with the sale of its equipment. The original warranty period for equipment products is generally one year. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations from December 31, 2001 to December 31, 2002 was as follows:

(in millions)	
Accrued warranty obligations at December 31, 2001	$ 50
Actual warranty experience during 2002	(47)
2002 warranty provisions	48
Adjustments for changes in estimates	(8)
Accrued warranty obligations at December 31, 2002	$ 43

The Company also offers extended warranty arrangements to its customers, which are generally one year but may range from three months to three years after the original warranty period. The Company provides both repair services and routine maintenance services under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Costs incurred under these extended warranty arrangements for the year ended December 31, 2002 amounted to $179 million. The change in the Company's deferred revenue balance in relation to these extended warranty arrangements was as follows:

(in millions)	
Deferred revenue at December 31, 2001	$ 91
New extended warranty arrangements in 2002	330
Recognition of extended warranty arrangement revenue in 2002	(318)
Deferred revenue at December 31, 2002	$103

Research and Development Costs Research and development costs, which include costs in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation are charged to operations in the period in which they are incurred.

Advertising Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to $632 million, $634 million and $701 million in 2002, 2001 and 2000, respectively.

Shipping and Handling Costs Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs."

Impairment of Long-Lived Assets Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under the guidance of SFAS No. 144, the Company's current policy is substantially unchanged from its previous policy. The Company reviews the carrying value of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has been reduced, the Company will adjust the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Derivative Financial Instruments The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2000. All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes.

The Company has cash flow hedges to manage foreign currency exchange risk, commodity price risk, and interest rate risk related to forecasted transactions. The Company also uses foreign currency forward contracts to offset currency-related changes in foreign currency denominated assets and liabilities. These foreign currency forward contracts are not designated as accounting hedges and all changes in fair value are recognized in earnings in the period of change.

The fair value of foreign currency forward contracts designated as hedges of forecasted foreign currency denominated intercompany sales is reported in other current assets and/or current liabilities, and is recorded in other comprehensive income. When the related inventory is sold to third parties, the hedge gains or losses as of the date of the intercompany sale are transferred from other comprehensive income to cost of goods sold.

The fair value of silver forward contracts designated as hedges of forecasted worldwide silver purchases is reported in other current assets and/or current liabilities, and is recorded in other comprehensive income. When the silver-containing products are sold to third parties, the hedge gains or losses as of the date of the purchase of raw silver are transferred from other comprehensive income to cost of goods sold.

The fair value of the interest rate swap designated as a hedge of forecasted floating-rate interest payments is reported in current liabilities, and is recorded in other comprehensive income. As interest expense is accrued, an amount equal to the difference between the fixed and floating-rate interest payments is transferred from other comprehensive income to interest expense.

Environmental Expenditures Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies.

The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Income Taxes The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. Management provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

Earnings Per Share Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the year. Diluted earnings-per-share calculations reflect the assumed exercise and conversion of employee stock options that have an exercise price that is below the average market price of the common shares for the respective periods.

Options to purchase 26.8 million and 43.7 million shares of common stock at weighted-average per share prices of $58.83 and $61.30 for the years ended December 31, 2002 and 2001, respectively, were outstanding during the years presented but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the respective periods.

Comprehensive Income SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. Comprehensive income consists of net earnings, the net unrealized gains or losses on available-for-sale marketable securities, foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on financial instruments qualifying for hedge accounting and is presented in the accompanying Consolidated Statement of Shareholders' Equity in accordance with SFAS No. 130.

Stock-Based Compensation The Company accounts for its employee stock incentive plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the related interpretations under Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, no stock-based employee compensation cost is reflected in net income from continuing operations as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the following table illustrates the effect on net income from continuing operations and earnings per share from continuing operations as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(in millions, except per share data)

	Year Ended December 31		
	2002	2001	2000
Net income from continuing operations, as reported	$ 793	$ 81	$ 1,407
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(105)	(79)	(61)
Pro forma net income from continuing operations	$ 688	$ 2	$ 1,346
Earnings per share from continuing operations			
Basic — as reported	$ 2.72	$ .28	$ 4.62
Basic — pro forma	$ 2.36	$ .01	$ 4.41
Diluted — as reported	$ 2.72	$ .28	$ 4.59
Diluted — pro forma	$ 2.36	$ .01	$ 4.41

The 2002 total stock-based employee compensation expense amount of $105 million, net of taxes, includes a net of tax expense impact of $34 million representing the unamortized compensation cost of the options that were canceled in connection with the 2002 voluntary stock option exchange program. See Note 19, "Stock Option and Compensation Plans."

Segment Reporting The Company reports net sales, operating income, net income, certain expense, asset and geographical information about its operating segments. Public companies report information about their business activities, which meets the criteria of a reportable segment. Reportable segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has three reportable segments and All Other. See Note 22, "Segment Information" for a discussion of the change in the Company's operating structure in 2001.

Recently Issued Accounting Standards In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is expensed over the life of the asset. The Company is required to adopt

SFAS 143 effective January 1, 2003. The Company is currently in the process of evaluating the potential impact that the adoption of the recognition provisions of SFAS 143 will have on its consolidated financial position and results of operations.

Effective January 1, 2002, the Company adopted the provisions of EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The EITF provides guidance with respect to the statement of earnings classification of and the accounting for recognition and measurement of consideration given by a vendor to a customer, which includes sales incentive offers labeled as discounts, coupons, rebates and free products or services as well as arrangements labeled as slotting fees, cooperative advertising and buydowns. The adoption of EITF Issue No. 01-09 did not have a material impact on the Company's Consolidated Statement of Earnings.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and supercedes the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of the liability for costs associated with an exit or disposal activity when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 will impact the timing of recognition and the initial measurement of the amount of liabilities the Company recognizes in connection with exit or disposal activities initiated after December 31, 2002, the effective date of SFAS No. 146.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees, including indemnifications, that an entity has issued and a rollforward of the entity's product warranty liabilities. The Company will apply the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements of interim periods or annual periods ending after December 15, 2002. See Note 1 under "Warranty Costs" and Note 10, "Commitment and Contingencies." The Company is currently in the process of evaluating the potential impact that the adoption of the recognition provisions of FIN 45 will have on its consolidated financial position and results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes, and if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. See "Stock-Based Compensation" within Note 1, "Significant Accounting Policies" for the additional annual disclosures made to comply with SFAS No. 148. As the Company does not intend to adopt the provisions of SFAS No. 123, the Company does not expect SFAS No. 148 to have a material effect on its results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which clarifies the application of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," relating to consolidation of certain entities. First, FIN 46 will require identification of the Company's participation in variable interest entities (VIE), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For VIE created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. See Note 6, "Investments," for these disclosures. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Reclassifications Certain reclassifications have been made to the prior periods to conform to the 2002 presentation.

NOTE 2: RECEIVABLES, NET

(in millions)	2002	2001
Trade receivables	$ 1,896	$ 1,966
Miscellaneous receivables	338	371
Total (net of allowances of $137 and $109)	$ 2,234	$ 2,337

In the fourth quarter of 2001, the Company recorded a charge of approximately $20 million to provide for the potential uncollectible amounts due from Kmart, which filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code in January 2002. The amount of $20 million is included in selling, general and administrative expenses in the accompanying Consolidated Statement of Earnings in 2001 and in the total allowance of $137 million and $109 million at December 31, 2002 and 2001, respectively.

Of the total trade receivable amounts of $1,896 million and $1,966 million as of December 31, 2002 and 2001, respectively, approximately $371 million and $329 million, respectively, are expected to be settled through customer deductions in lieu of cash payment. Such deductions represent rebates owed to the customer and are included in accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

NOTE 3: INVENTORIES, NET

(in millions)	2002	2001
At FIFO or average cost		
(approximates current cost)		
Finished goods	$ 831	$ 851
Work in process	322	318
Raw materials and supplies	301	346
	1,454	1,515
LIFO reserve	(392)	(444)
Total	$ 1,062	$ 1,071

Inventories valued on the LIFO method are approximately 47% and 48% of total inventories in 2002 and 2001, respectively. During 2001, inventory usage resulted in liquidations of LIFO inventory quantities. In the aggregate, these inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these LIFO liquidations was to reduce cost of goods sold by $31 million and $14 million in 2002 and 2001, respectively.

The Company reduces the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving based on management's analysis of inventory levels and future sales forecasts. The Company also reduces the carrying value of inventories whose net book value is in excess of market. Aggregate reductions in the carrying value with respect to inventories that were still on hand at December 31, 2002 and 2001, and that were deemed to be excess, obsolete, slow-moving or that had a carrying value in excess of market, were $65 million and $99 million, respectively.

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	2002	2001
Land	$ 123	$ 127
Buildings and building improvements	2,658	2,602
Machinery and equipment	10,182	9,884
Construction in progress	325	369
	13,288	12,982
Accumulated depreciation	(7,868)	(7,323)
Net properties	$ 5,420	$ 5,659

Depreciation expense was $818 million, $765 million and $738 million for the years 2002, 2001 and 2000, respectively, of which approximately $19 million, $52 million and $33 million, respectively, represented accelerated depreciation in connection with restructuring actions.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," under which goodwill is no longer amortized, but is required to be assessed for impairment at least annually. Goodwill, net was $981 million and $948 million at December 31, 2002 and 2001, respectively. Accumulated amortization amounted to $920 million at December 31, 2001. The changes in the carrying amount of goodwill by reportable segment for 2002 and 2001 were as follows:

(in millions)	Photo-graphy	Health Imaging	Commercial Imaging	Consolidated Total
Balance at December 31, 2000	$ 719	$ 197	$ 31	$ 947
Goodwill related to acquisitions	105	—	94	199
Goodwill impairment	(43)	—	—	(43)
Amortization of goodwill	(110)	(28)	(15)	(153)
Finalization of purchase accounting	2	1	1	4
Currency translation adjustments	(4)	(1)	(1)	(6)
Balance at December 31, 2001	669	169	110	948
Goodwill related to acquisitions	19	1	6	26
Goodwill written off related to disposals	—	—	(17)	(17)
Finalization of purchase accounting	(1)	4	3	6
Currency translation adjustments	15	2	1	18
Balance at December 31, 2002	$ 702	$ 176	$ 103	$ 981

The aggregate amount of goodwill acquired during 2001 of $199 million was attributable to $40 million for the purchase of Ofoto, Inc. within the Photography segment, $77 million relating to the purchase of Bell & Howell Company within the Commercial Imaging segment and $82 million related to additional acquisitions within the Photography and Commerical Imaging segments that are all individually immaterial. The goodwill impairment charge of $43 million related to the Company's PictureVision subsidiary within the Photography segment, which was determined to be impaired as a result of the Company's acquisition of Ofoto.

The aggregate amount of goodwill acquired during 2002 of $26 million was attributable to acquisitions that are all individually immaterial. The goodwill written off related to disposals during 2002 of $17 million was attributable to the disposal of Kodak Global Imaging, Inc. within the Commercial Imaging segment. The $17 million charge to earnings relating to the write-off of this goodwill is included in the loss from discontinued operations, net of income taxes of $23 million in the Consolidated Statement of Earnings. See Note 21, "Discontinued Operations."

Earnings and earnings per share from continuing operations for the years ended December 31, 2001 and 2000, as adjusted for the exclusion of goodwill amortization expense, were as follows (in millions, except per share amounts):

	Year Ended December 31, 2001		Impact of Exclusion of Goodwill
	As Reported	As Adjusted	Amort. Exp.
Earnings from continuing operations before income taxes (as originally reported)	$ 115	$ 115	$ —
Adjustment for the exclusion of goodwill amortization	—	153	153
Earnings from continuing operations before income taxes	115	268	153
Provision for income taxes	34	58	24
Earnings from continuing operations	$ 81	$ 210	$ 129
Basic and diluted earnings per share from continuing operations	$ .28	$ .72	$ .44

	Year Ended December 31, 2000		Impact of Exclusion of Goodwill
	As Reported	As Adjusted	Amort. Exp.
Earnings from continuing operations before income taxes (as originally reported)	$ 2,132	$ 2,132	$ —
Adjustment for the exclusion of goodwill amortization	—	151	151
Earnings from continuing operations before income taxes	2,132	2,283	151
Provision for income taxes	725	744	19
Earnings from continuing operations	$ 1,407	$ 1,539	$ 132
Basic earnings per share from continuing operations	$ 4.62	$ 5.05	$ .43
Diluted earnings per share from continuing operations	$ 4.59	$ 5.02	$ .43

All other intangible assets subject to amortization are not material to the Consolidated Statement of Financial Position.

NOTE 6: INVESTMENTS

Equity Method At December 31, 2002, the Company's significant equity method investees and the Company's approximate ownership interest in each investee were as follows:

Kodak Polychrome Graphics (KPG)	50%
NexPress Solutions LLC	50%
Phogenix Imaging LLC	50%
Matsushita-Ultra Technologies Battery Corporation	30%
Express Stop Financing (ESF)	50%
SK Display Corporation	34%

At December 31, 2002 and 2001, the Company's equity investment in these unconsolidated affiliates was $382 million and $360 million, respectively, and is reported within other long-term assets. The Company records its equity in the income or losses of these investees and reports such amounts in other (charges) income in the accompanying Consolidated Statement of Earnings. See Note 12, "Other (Charges) Income." These investments do not meet the Regulation S-X significance test requiring the inclusion of the separate investee financial statements.

Kodak sells certain of its long-term lease receivables relating to the sale of photofinishing equipment to ESF without recourse to the Company. Sales of long-term lease receivables to ESF were approximately $9 million, $83 million and $397 million in 2002, 2001 and 2000, respectively. See Note 10, "Commitments and Contingencies."

The Company sells graphics film and other products to its equity affiliate, KPG. Sales to KPG for the years ended December 31, 2002, 2001 and 2000 amounted to $315 million, $350 million and $419 million, respectively. These sales are reported in the Consolidated Statement of Earnings. The Company eliminates profits on these sales, to the extent the inventory has not been sold through to third parties, on the basis of its 50% interest. At December 31, 2002 and 2001, amounts due from KPG relating to these sales were $31 million and $40 million, respectively, and are reported in receivables, net in the accompanying Statement of Financial Position. Additionally, the Company has guaranteed certain debt obligations of KPG up to $160 million, which is included in the total guarantees amount of $345 million at December 31, 2002, as discussed in Note 10, "Commitments and Contingencies."

The Company also sells chemical products to its 50% owned equity affiliate, NexPress. However, these sales transactions are not material to the Company's results of operations or financial position.

Kodak has no other material activities with its equity method investees.

As a result of its continuing evaluation of the effect that the adoption of FIN 46 will have on the Company's results of operations and financial condition, the Company believes that it is reasonably possible that ESF, NexPress, Phogenix and SK Display will qualify as variable interest entities. ESF is an operating entity formed to provide a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit (see Note 10 under "Other Commitments and Contingencies"). NexPress, Phogenix and SK Display are each operating entities that were formed to develop, manufacture and commercialize specific imaging products and equipment for sale to customers. Total assets for ESF, NexPress, Phogenix and SK Display as of December 31, 2002 were approximately $520 million, $171 million, $25 million and $6 million, respectively. The Company's estimated maximum exposures to loss as a result of its continuing involvement with ESF, NexPress, Phogenix and SK Display are $63 million, $148 million, $42 million and $110 million, respectively. The maximum exposures to loss represent the sum of the carrying value of the Company's investment balances as of December 31, 2002, the estimated amounts that Kodak intends to or is committed to fund in the future for each of these potential variable interest entities and the maximum amount of debt guarantees under which the Company could potentially be required to perform.

Cost Method The Company also has certain investments with less than a 20% ownership interest in various private companies whereby the Company does not have the ability to exercise significant influence. These investments are accounted for under the cost method.

The Company recorded total charges for the years ended December 31, 2002 and 2001 of $45 million and $15 million, respectively, for other than temporary impairments relating to certain of its strategic and non-strategic venture investments, which were accounted for under the cost method. The strategic venture investment impairment charges for the years ended December 31, 2002 and 2001 of $27 million and $12 million, respectively, were recorded in selling, general and administrative expenses in the accompanying Consolidated Statement of Earnings. The non-strategic venture investment impairment charges for the years ended December 31, 2002 and 2001 of $18 million and $3 million, respectively, were recorded in other (charges) income in the accompanying Consolidated Statement of Earnings.

The charges were taken in the respective periods in which the available evidence, including subsequent financing rounds, independent valuations, and other factors indicated that the underlying investments were impaired on an other than temporary basis.

The remaining carrying value of the Company's investments accounted for under the cost method at December 31, 2002 and 2001 of $29 million and $51 million, respectively, is included in other long-term assets in the accompanying Consolidated Statement of Financial Position.

NOTE 7: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	2002	2001
Accounts payable, trade	$ 720	$ 674
Accrued advertising and promotional expenses	574	568
Accrued employment-related liabilities	968	749
Accrued restructuring liabilities	197	318
Other	892	967
Total payables	$ 3,351	$ 3,276

The other component above consists of other miscellaneous current liabilities that, individually, are less than 5% of the total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 8: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings The Company's short-term borrowings at December 31, 2002 and 2001 were as follows:

(in millions)	2002	2001
Commercial paper	$ 837	$ 1,140
Current portion of long-term debt	387	156
Short-term bank borrowings	218	238
Total short-term borrowings	$ 1,442	$ 1,534

The weighted average interest rates for commercial paper outstanding during 2002 and 2001 were 2.0% and 3.6%, respectively. The weighted average interest rates for short-term bank borrowings outstanding during 2002 and 2001 were 3.8% and 6.2%, respectively.

Lines of Credit The Company has $2,225 million in committed revolving credit facilities (the EKC Credit Facility) renegotiated in 2002, which are available to support the Company's commercial paper program and for general corporate purposes. The EKC Credit Facility is comprised of a 364-day committed facility at $1,000 million expiring in July 2003 and a 5-year committed facility at $1,225 million expiring in July 2006. If unused, they have a commitment fee of $3 million per year, at the Company's current credit rating. Interest on amounts borrowed under these facilities is calculated at rates based on spreads above certain reference rates and the Company's credit rating of BBB+ (Standard & Poor's) and Baa1 (Moody's). There were no amounts outstanding under these arrangements at December 31, 2002. The EKC Credit Facility includes a covenant that requires the Company to maintain a certain debt to EBITDA (earnings before interest, income taxes, depreciation and amortization) ratio. In the event of violation of the covenant, the facility would not be available for borrowing until the covenant provisions were waived, amended or satisfied. The Company was in compliance with this covenant at December 31, 2002. The Company does not anticipate that a violation is likely to occur.

The Company has other committed and uncommitted lines of credit at December 31, 2002 totaling $241 million and $1,993 million, respectively. These lines primarily support borrowing needs of the Company's subsidiaries, including term loans, overdraft coverage, letters of credit and revolving credit lines. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. Total outstanding borrowings against these other committed and uncommitted lines of credit at December 31, 2002 were $143 million and $465 million, respectively. These outstanding borrowings are reflected in the short-term bank borrowings and long-term debt balances at December 31, 2002.

Accounts Receivable Securitization Program In March 2002, the Company entered into an accounts receivable securitization program (the Program), which provides the Company with borrowings up to a maximum of $400 million. Under the Program, the Company sells certain of its domestic trade accounts receivable without recourse to EK Funding LLC, a Kodak wholly owned, consolidated, bankruptcy-remote, limited purpose, limited liability corporation (EKFC). Kodak continues to service, administer and collect the receivables. A bank, acting as the Program agent, purchases undivided percentage ownership interests in those receivables on behalf of the conduit purchasers, who have a first priority security interest in the related receivables pool. The receivables pool at December 31, 2002, representing the outstanding balance of the gross accounts receivable sold to EKFC, totaled approximately $634 million. As the Company has the right at any time during the Program to repurchase all of the then outstanding purchased interests for a purchase price equal to the outstanding principal plus accrued fees, the receivables remain on the Company's Consolidated Statement of Financial Position, and the proceeds from the sale of undivided interests are recorded as secured borrowings.

As the Program is renewable annually subject to the bank's approval, the secured borrowings under the Program are included in short-term borrowings. The Company expects the Program to be renewed upon its expiration in March 2003 at a minimum borrowing level of $250 million. At December 31, 2002, the

Company had outstanding secured borrowings under the Program of $74 million.

The cost of the secured borrowings under the Program is comprised of yield, liquidity, conduit, Program and Program agent fees. The yield fee is subject to a floating rate, based on the average of the conduits' commercial paper rates. The total charge for these fees is recorded in interest expense. Based on the outstanding secured borrowings level of $74 million and the average of the conduits' commercial paper rates at December 31, 2002, the estimated annualized borrowing cost rate is 2.13%. Interest expense for the year ended December 31, 2002 was not material.

The Program agreement contains a number of customary covenants and termination events. Upon the occurrence of a termination event, all secured borrowings under the Program shall be immediately due and payable. The Company was in compliance with all such covenants at December 31, 2002.

Long-Term Debt

Long-term debt and related maturities and interest rates were as follows at December 31, 2002 and 2001 (in millions):

Country	Type	Maturity	Weighted-Average Interest Rate	2002	2001
U.S.	Term note	2002	6.38%	$ —	$ 150
U.S.	Term note	2003	9.38%	144	144
U.S.	Term note	2003	7.36%	110	110
U.S.	Medium-term	2005	7.25%	200	200
U.S.	Medium-term	2006	6.38%	500	500
U.S.	Term note	2008	9.50%	34	34
U.S.	Term note	2018	9.95%	3	3
U.S.	Term note	2021	9.20%	10	10
China	Bank Loans	2002	6.28%	—	12
China	Bank Loans	2003	5.49%	114	96
China	Bank Loans	2004	2.42%	—	190
China	Bank Loans	2004	5.58%	252	182
China	Bank Loans	2005	5.53%	124	133
Japan	Bank Loans	2003	2.51%	—	42
Qualex	Term notes	2003-2005	6.12%	44	—
Chile	Bank Loans	2004	2.61%	10	10
Other				6	6
				1,551	1,822
Current portion of long-term debt				(387)	(156)
Long-term debt, net of current portion				$ 1,164	$ 1,666

Annual maturities (in millions) of long-term debt outstanding at December 31, 2002 are as follows: 2003: $387; 2004: $285; 2005: $332; 2006: $500; 2007: $0; 2008 and beyond: $47.

During the second quarter of 2001, the Company increased its medium-term note program from $1,000 million to $2,200 million for issuance of debt securities due nine months or more from date of issue. At December 31, 2002, the Company had debt securities outstanding of $700 million under this medium-term note program, with none of this balance due within one year. The Company has remaining availability of $1,200 million under its medium-term note program for the issuance of new notes.

NOTE 9: OTHER LONG-TERM LIABILITIES

(in millions)	2002	2001
Deferred compensation	$ 160	$ 164
Minority interest in Kodak companies	70	84
Environmental liabilities	148	162
Deferred income taxes	52	81
Other	209	229
Total	$ 639	$ 720

The other component above consists of other miscellaneous long-term liabilities that, individually, are less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Environmental Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	2002	2001	2000
Recurring costs for pollution prevention and waste treatment	$ 67	$ 68	$ 72
Capital expenditures for pollution prevention and waste treatment	12	27	36
Site remediation costs	3	2	3
Total	$ 82	$ 97	$ 111

At December 31, 2002 and 2001, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $148 million and $162 million, respectively.

These amounts are reported in the other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act (RCRA) at the Kodak Park site in Rochester, NY. As part of this program, the Company has completed the RCRA Facility Assessment (RFA), a broad-based environmental investigation of the site. The Company is currently in the process of completing, and in some cases has completed, RCRA Facility Investigations (RFI) and Corrective Measures Studies (CMS) for areas at the site. At December 31, 2002, estimated future investigation and remediation costs of $67 million are accrued on an undiscounted basis by the Company and are included in the $148 million reported in other long-term liabilities.

Additionally, the Company has retained certain obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994. In addition, the Company has been identified as a potentially responsible party (PRP) in connection with the non-imaging health businesses in five active Superfund sites. At December 31, 2002, estimated future remediation costs of $49 million are accrued on an undiscounted basis and are included in the $148 million reported in other long-term liabilities.

The Company has obligations relating to two former manufacturing sites located outside the United States. Investigations were completed in the fourth quarter of 2001, which facilitated the completion of cost estimates for the future remediation and monitoring of these sites. The Company's obligations with respect to these two sites include an estimate of its cost to repurchase one of the sites and demolish the buildings in preparation for its possible conversion to a public park. The repurchase of the site was completed in the first quarter of 2002. At December 31, 2002, estimated future investigation, remediation and monitoring costs of $27 million are accrued on an undiscounted basis and are included in the $148 million reported in other long-term liabilities.

Additionally, the Company has approximately $5 million accrued on an undiscounted basis in the $148 million reported in other long-term liabilities at December 31, 2002 for remediation relating to other facilities, which are not material to the Company's financial position, results of operations, cash flows or competitive position.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next thirty years for each site. For these known environmental exposures, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-01 "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes equipment and operating costs for remediation and long-term monitoring of the sites. The Company does not believe it is reasonably possible that the losses for the known exposures could exceed the current accruals by material amounts.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency and the U.S. Department of Justice. In connection with the Consent Decree, the Company is subject to a Compliance Schedule, under which the Company has improved its waste characterization procedures, upgraded one of its incinerators, and is evaluating and upgrading its industrial sewer system. The total expenditures required to complete this program are currently estimated to be approximately $27 million over the next six years. These expenditures are primarily capital in nature and, therefore, are not included in the environmental accrual at December 31, 2002.

The Company is presently designated as a PRP under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (the Superfund Law), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at six such active sites. With respect to each of these sites, the Company's liability is minimal. Furthermore, numerous other PRPs have also been designated at these sites and, although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material. Future costs are also not expected to be material to the Company's financial position, results of operations or cash flows.

The Clean Air Act Amendments were enacted in 1990. Expenditures to comply with the Clean Air Act implementing regulations issued to date have not been material and have been primarily capital in nature. In addition, future expenditures for existing regulations, which are primarily capital in nature, are not expected to be material. Many of the regulations to be promulgated pursuant to this Act have not been issued.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of cost does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost

estimates, as well as to identify other potential remediation sites that are presently unknown.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based upon information presently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Other Commitments and Contingencies The Company has entered into agreements with several companies, which provide Kodak with products and services to be used in its normal operations. The minimum payments for these agreements are approximately $265 million in 2003, $239 million in 2004, $205 million in 2005, $116 million in 2006, $77 million in 2007 and $257 million in 2008 and thereafter.

The Company guarantees debt and other obligations under agreements with certain affiliated companies and customers. At December 31, 2002, these guarantees totaled a maximum of $345 million, with outstanding guaranteed amounts of $159 million. The maximum guarantee amount includes: guarantees of up to $160 million of debt for Kodak Polychrome Graphics, an unconsolidated affiliate in which the Company has a 50% ownership interest ($74 million outstanding) and up to $19 million for other unconsolidated affiliates and third parties ($17 million outstanding) and guarantees of up to $166 million of customer amounts due to banks in connection with various banks' financing of customers' purchase of product and equipment from Kodak ($68 million outstanding). The KPG debt facility and the related guarantee mature on December 31, 2005, but may be renewed at the bank's discretion. The guarantees for the other consolidated affiliates and third party debt mature between May 1, 2003 and May 31, 2005 and are not expected to be renewed. The customer financing agreements and related guarantees typically have a term of 90 days for product and short-term equipment financing arrangements, and up to 3 years for long-term equipment financing arrangements.

These guarantees would require payment from Kodak only in the event of default on payment by the respective debtor. In some cases, particularly with guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantee. This activity is not material. Management believes the likelihood is remote that material payments will be required under these guarantees.

The Company also guarantees debt owed to banks for some of its consolidated subsidiaries. The maximum amount guaranteed is $857 million, and the outstanding debt under those guarantees, which is recorded within the short-term borrowings and long-term debt, net of current portion components in the Consolidated Statement of Financial Position, is $628 million. These guarantees expire in 2003 through 2005 with the majority expiring in 2003.

The Company may provide up to $100 million in loan guarantees to support funding needs for SK Display Corporation, an unconsolidated affiliate in which the Company has a 34% ownership interest. As of December 31, 2002, the Company has not been required to guarantee any of SK Display Corporation's outstanding debt.

In certain instances when Kodak sells businesses either through asset or stock sales, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, labor contingencies, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

In certain instances when Kodak sells real estate, the Company will retain the liabilities for known environmental exposures and provide indemnification to the other party with respect to future claims for certain unknown environmental liabilities existing prior to the sale date. The terms of the indemnifications vary in duration, from a range of three to ten years for certain indemnities, to terms for other indemnities that do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

The Company may enter into standard indemnification agreements in the ordinary course of business with its customers, suppliers, service providers and business partners. In such instances, the Company usually indemnifies, holds harmless and agrees to reimburse the indemnified party for all claims, actions,

liabilities, losses and expenses in connection with any Kodak infringement of third party intellectual property or proprietary rights, or when applicable, in connection with any personal injuries or property damage resulting from any Kodak products sold or Kodak services provided. Additionally, the Company may from time to time agree to indemnify and hold harmless its providers of services from all claims, actions, liabilities, losses and expenses relating to their services to Kodak, except to the extent finally determined to have resulted from the fault of the provider of services relating to such services. The level of conduct constituting fault of the service provider will vary from agreement to agreement and may include conduct which is defined in terms of negligence, gross negligence, recklessness, intentional acts, omissions or other culpable behavior. The term of these indemnification agreements is generally perpetual. The maximum potential future payments that the Company could be required to make under the indemnifications are unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, including statutes of limitation, which are not estimable. However, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows.

The Company has by-laws, policies, and agreements under which it indemnifies its directors and officers from liability for certain events or occurrences while the directors or officers are, or were, serving at Kodak's request in such capacities. Furthermore, the Company is incorporated in the State of New Jersey, which requires corporations to indemnify their officers and directors under certain circumstances. The Company has made similar arrangements with respect to the directors and officers of acquired companies. The term of the indemnification period is for the director's or officer's lifetime. The maximum potential amount of future payments that the Company could be required to make under these indemnifications is unlimited, but would be affected by all relevant defenses to the claims, including statutes of limitations.

The Company had a commitment under a put option arrangement with Burrell Colour Lab (BCL), an unaffiliated company, whereby the shareholders of BCL had the ability to put 100% of the stock to Kodak for total consideration, including the assumption of debt, of approximately $63.5 million. The option first became exercisable on October 1, 2002 and was ultimately exercised during the Company's fourth quarter ended December 31, 2002. Accordingly, on February 5, 2003, the Company acquired BCL for a total purchase price of approximately $63.5 million, which was composed of approximately $53 million in cash and $10.5 million of assumed debt. The exercise of the option had no impact on the Company's fourth quarter earnings.

In connection with the Company's investment in China that began in 1998, certain unaffiliated entities invested in two Kodak consolidated companies with the opportunity to put their minority interests to Kodak at any time after the third anniversary, but prior to the tenth anniversary, of the date on which the two companies were established. On December 31, 2002, an unaffiliated investor in one of Kodak's China subsidiaries exercised their rights under the put option agreement. Under the terms of the arrangement, the Company repurchased the investor's 10% minority interest for approximately $44 million in cash. The exercise of this put option and the recording of the related minority interest purchased had no impact on the Company's earnings. The total exercise price in connection with the remaining put options, which increases at a rate of 2% per annum, is approximately $60 million at December 31, 2002. The Company expects that approximately $16 million of the remaining $60 million in total put options will be exercised and the related cash payments will occur over the next twelve months.

Qualex, a wholly owned subsidiary of Kodak, has a 50% ownership interest in Express Stop Financing (ESF), which is a joint venture partnership between Qualex and Dana Credit Corporation (DCC), a wholly owned subsidiary of Dana Corporation. Qualex accounts for its investment in ESF under the equity method of accounting. ESF provides a long-term financing solution to Qualex's photofinishing customers in connection with Qualex's leasing of photofinishing equipment to third parties, as opposed to Qualex extending long-term credit. As part of the operations of its photofinishing services, Qualex sells equipment under a sales-type lease arrangement and records a long-term receivable. These long-term receivables are subsequently sold to ESF without recourse to Qualex. ESF incurs long-term debt to finance the purchase of the receivables from Qualex. This debt is collateralized solely by the long-term receivables purchased from Qualex, and in part, by a $60 million guarantee from DCC. Qualex provides no guarantee or collateral to ESF's creditors in connection with the debt, and ESF's debt is non-recourse to Qualex. Qualex's only continued involvement in connection with the sale of the long-term receivables is the servicing of the related equipment under the leases. Qualex has continued revenue streams in connection with this equipment through future sales of photofinishing consumables, including paper and chemicals, and maintenance.

Qualex has risk with respect to the ESF arrangement as it relates to its continued ability to procure spare parts from the primary photofinishing equipment vendor (the Vendor) to fulfill its servicing obligations under the leases. This risk is attributable to the fact that, throughout 2002, the Vendor was experiencing financial difficulty which ultimately resulted in certain of its entities in different countries filing for bankruptcy on December 24, 2002. Although the lessees' requirement to pay ESF under the lease agreements is not contingent upon Qualex's fulfillment of its servicing obligations, under the agreement with ESF, Qualex would be responsible for any deficiency in the amount of rent not paid to ESF as a result of any lessee's claim regarding maintenance or supply services not provided by Qualex. Such lease payments would be made in accordance with the original

lease terms, which generally extend over 5 to 7 years. ESF's outstanding lease receivable amount was approximately $473 million at December 31, 2002.

To mitigate the risk of not being able to fulfill its service obligations in the event the Vendor were to file for bankruptcy, Qualex built up its inventory of these spare parts during 2002 and began refurbishing used parts. To further mitigate its exposure, effective April 3, 2002, Kodak entered into certain agreements with the Vendor under which the Company paid $19 million for a license relating to the spare parts intellectual property, an equity interest in the Vendor and the intellectual property holding company and an arrangement to purchase spare parts. After entering into these arrangements, the Company obtained the documentation and specifications of the parts it sourced solely from the Vendor and a comprehensive supplier list for the parts the Vendor sourced from other suppliers. However, under these arrangements, Kodak had a use restriction, which precluded the Company from manufacturing the parts that the Vendor produced and from purchacing parts directly from the Vendor's suppliers. This use restriction would be effective until certain triggering events occurred, the most significant of which was the filing for bankruptcy by the Vendor. As indicated above, the Vendor filed for bankruptcy on December 24, 2002. The arrangements that the Company entered into with the Vendor are currently being reviewed in the bankruptcy courts, and there is the possibility that such agreements could be challenged. However, the Company believes that it has a strong legal position with respect to the agreements and is taking the necessary steps to obtain the rights to gain access to the Vendor's tooling to facilitate the manufacture of the parts previously produced by the Vendor. Additionally, the Company has begun to source parts directly from the Vendor's suppliers. Accordingly, the Company does not anticipate any significant liability arising from the inability to fulfill its service obligations under the arrangement with ESF.

In December 2001, Standard & Poor's (S&P) downgraded the credit ratings of Dana Corporation to BB for long-term debt and B for short-term debt, which are below investment grade. This action created a Guarantor Termination Event under the Receivables Purchase Agreement (RPA) between ESF and its banks. To cure the Guarantor Termination Event, in January 2002, ESF posted $60 million of additional collateral in the form of cash and long-term lease receivables. At that time, if Dana Corporation were downgraded to below BB by S&P or below Ba2 by Moody's, that action would constitute a Termination Event under the RPA and ESF would be forced to renegotiate its debt arrangements with the banks. On February 22, 2002, Moody's downgraded Dana Corporation to a Ba3 credit rating, thus creating a Termination Event.

Effective April 15, 2002, ESF cured the Termination Event by executing an amendment to the RPA. Under the amended RPA, the maximum borrowings were lowered to $400 million, and ESF must pay a higher interest rate on outstanding and future borrowings. Additionally, if there were certain changes in control with respect to Dana Corporation or DCC, as defined in the amended RPA, such an occurrence would constitute an event of default. Absent a waiver from the banks, this event of default would create a Termination Event under the RPA. The amended RPA arrangement was further amended in July 2002 to extend through July 2003. Under the amended RPA arrangement, maximum borrowings were reduced to $370 million. Total outstanding borrowings under the RPA at December 31, 2002 were $320 million.

Dana Corporation's S&P and Moody's long-term debt credit ratings have remained at the February 22, 2002 levels of BB and Ba3, respectively. Under the amended RPA, if either of Dana Corporation's long-term debt ratings were to fall below their current respective ratings, such an occurrence would create a Termination Event as defined in the RPA.

The amended RPA arrangement extends through July 2003, at which time the RPA can be extended or terminated. If the RPA were terminated, Qualex would no longer be able to sell its lease receivables to ESF and would need to find an alternative financing solution for future sales of its photofinishing equipment. For the year ended December 31, 2002, total sales of photofinishing equipment were $3.5 million. Under the partnership agreement between Qualex and DCC, subject to certain conditions, ESF has exclusivity rights to purchase Qualex's long-term lease receivables. The term of the partnership agreement continues through October 6, 2003. In light of the timing of the partnership termination, Qualex plans to utilize the services of Eastman Kodak Credit Corporation, a wholly owned subsidiary of General Electric Capital Corporation, as an alternative financing solution for prospective leasing activity with its customers.

At December 31, 2002, the Company had outstanding letters of credit totaling $105 million and surety bonds in the amount of $79 million primarily to ensure the completion of environmental remediations and payment of possible casualty and workers' compensation claims.

Rental expense, net of minor sublease income, amounted to $158 million in 2002, $126 million in 2001 and $155 million in 2000. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $102 million in 2003, $72 million in 2004, $56 million in 2005, $42 million in 2006, $32 million in 2007 and $51 million in 2008 and thereafter.

The Company and its subsidiary companies are involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. There are no such matters pending that the Company and its General Counsel expect to be material in relation to the Company's business, financial position or results of operations.

NOTE 11: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts of the assets (liabilities) and the estimated fair values of financial instruments at December 31, 2002 and 2001:

(in millions)	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:				
Current	$ 9	$ 9	$ 3	$ 3
Long-term	25	26	34	34
Long-term debt	(1,164)	(1,225)	(1,666)	(1,664)
Foreign currency forwards	2	2	1	1
Silver forwards	2	2	1	1
Interest rate swap	—	—	(2)	(2)

Marketable securities and other investments are valued at quoted market prices. The fair values of long-term borrowings are determined by reference to quoted market prices or by obtaining quotes from dealers. The fair values for the remaining financial instruments in the above table are based on dealer quotes and reflect the estimated amounts the Company would pay or receive to terminate the contracts. The carrying values of cash and cash equivalents, receivables, short-term borrowings and payables approximate their fair values.

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments. The fair value of these derivative contracts is reported in other current assets or accounts payable and other current liabilities in the accompanying Consolidated Statement of Financial Position.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements. An interest rate swap agreement was used to convert $150 million of floating-rate debt to fixed-rate debt. The Company does not utilize financial instruments for trading or other speculative purposes.

The Company has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. At December 31, 2002, the Company had cash flow hedges for the euro and the Australian dollar, with maturity dates ranging from January 2003 to August 2003.

At December 31, 2002, the fair value of all open foreign currency forward contracts hedging foreign currency denominated intercompany sales was an unrealized loss of $4 million (pre-tax), recorded in accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Shareholders' Equity. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. Additionally, realized losses of $1 million (pre-tax), related to closed foreign currency contracts hedging foreign currency denominated intercompany sales, have been deferred in accumulated other comprehensive (loss) income. These losses will be reclassified into cost of goods sold as the inventory transferred in connection with the intercompany sales is sold to third parties, all within the next twelve months. During 2002, a pre-tax loss of $20 million was reclassified from accumulated other comprehensive (loss) income to cost of goods sold. Hedge ineffectiveness was insignificant.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in other (charges) income). The majority of the contracts held by the Company are denominated in euros, British pounds, Australian dollars, Japanese yen, and Chinese renminbi. At December 31, 2002, the fair value of these open contracts was an unrealized gain of $7 million (pre-tax).

The Company has entered into silver forward contracts that are designated as cash flow hedges of price risk related to forecasted worldwide silver purchases. The Company used silver forward contracts to minimize its exposure to increases in silver prices in 2000, 2001, and 2002. At December 31, 2002, the Company had open forward contracts with maturity dates ranging from January 2003 to May 2003.

At December 31, 2002, the fair value of open silver forward contracts was an unrealized gain of $2 million (pre-tax), recorded in accumulated other comprehensive (loss) income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. Additionally, realized losses of less than $1 million (pre-tax), related to closed silver contracts, have been deferred in accumulated other comprehensive (loss) income. These gains will be reclassified into cost of goods sold as silver-containing products are sold, all within the next twelve months. During 2002, a realized loss of $3 million (pre-tax) was recorded in cost of goods sold. Hedge ineffectiveness was insignificant.

In July 2001, the Company entered into an interest rate swap agreement designated as a cash flow hedge of the LIBOR-based floating-rate interest payments on $150 million of debt issued June 26, 2001 and maturing September 16, 2002. The swap effectively converted interest expense on that debt to a fixed annual rate of 4.06%. During 2002, $2 million was charged to interest expense related to the swap. There was no hedge ineffectiveness.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2002 was not significant to the Company.

SFAS No. 133 TRANSITION ADJUSTMENT

On January 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The forward contracts used to hedge existing foreign currency denominated assets and liabilities, especially those of the International Treasury Center, are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in other charges) and are not given hedge accounting treatment. When the Company early-adopted SFAS No. 133 on January 1, 2000, it recorded a loss of $1 million in earnings to adjust the pre-SFAS No. 133 book value of the forward contracts to their market value of $4 million (liability).

Additionally, upon adoption of SFAS No. 133, the existing forward contracts used to hedge forecasted silver purchases were designated as cash flow hedges and the Company recorded a gain of $3 million (pre-tax) in accumulated other comprehensive (loss) income to adjust the pre-SFAS No. 133 book value of the forward contracts to their market value of $3 million (asset). These transition adjustments were not displayed in separate captions as cumulative effects of a change in accounting principle due to their immateriality.

The Company has a 50 percent ownership interest in KPG, a joint venture accounted for under the equity method. The Company's proportionate share of KPG's other comprehensive income is therefore included in its presentation of other comprehensive income displayed in the Consolidated Statement of Shareholders' Equity.

KPG has entered into foreign currency forward contracts that are designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales, primarily those denominated in euros and Japanese yen. At December 31, 2002, KPG had open forward contracts with maturity dates ranging from January 2003 to December 2003. At December 31, 2002, Kodak's share of the fair value of all open foreign currency forward contracts hedging foreign currency denominated intercompany sales was an unrealized loss of $5 million (pre-tax), recorded in accumulated other comprehensive (loss) income. If this amount were to be realized, all of it would be reclassified into KPG's cost of goods sold during the next twelve months. Additionally, realized losses of less than $1 million (pre-tax), related to closed foreign currency contracts hedging foreign currency denominated intercompany sales, have been deferred in accumulated other comprehensive (loss) income. These losses will be reclassified into KPG's cost of goods sold as the inventory transferred in connection with the intercompany sales is sold to third parties, all within the next twelve months. During 2002, a pre-tax gain of $4 million (Kodak's share) was reclassified from accumulated other comprehensive (loss) income to KPG's cost of goods sold. Hedge ineffectiveness was insignificant.

KPG has entered into aluminum forward contracts that are designated as cash flow hedges of price risk related to forecasted aluminum purchases. The fair value of open contracts at December 31, 2002, and the losses reclassified into KPG's cost of goods sold during 2002, were negligible. Hedge ineffectiveness was insignificant.

KPG has an interest rate swap agreement, maturing in August 2003, designated as a cash flow hedge of floating-rate interest payments. At December 31, 2002, Kodak's share of its fair value was a $1 million loss (pre-tax), recorded in accumulated other comprehensive (loss) income, and reducing Kodak's investment in KPG. If realized, all of this amount would be reclassified into KPG's interest expense during the next twelve months. During 2002, a pre-tax loss of $2 million (Kodak's share) was reclassified from accumulated other comprehensive (loss) income to KPG's interest expense. Hedge ineffectiveness was insignificant.

KPG has an interest rate swap agreement, maturing in May 2005, designated as a cash flow hedge of variable rental payments. At December 31, 2002, Kodak's share of its fair value was a $1 million loss (pre-tax), recorded in accumulated other comprehensive (loss) income, and reducing Kodak's investment in KPG. If realized, half of this amount would be reclassified into KPG's rental expense during the next twelve months. During 2002, a pre-tax loss of $1 million (Kodak's share) was reclassified from accumulated other comprehensive (loss) income to KPG's rental expense. There was no hedge ineffectiveness.

NOTE 12: OTHER (CHARGES) INCOME

(in millions)	2002	2001	2000
Investment income	$ 20	$ 15	$ 36
Loss on foreign exchange transactions	(19)	(9)	(13)
Equity in losses of unconsolidated affiliates	(106)	(79)	(110)
Gain on sales of investments	—	18	127
Gain on sales of capital assets	24	3	51
Loss on sales of subsidiaries	—	—	(9)
Interest on past-due receivables	6	10	14
Minority interest	(17)	11	(11)
Non-strategic venture investment impairments	(18)	(3)	—
Other	9	16	11
Total	$(101)	$ (18)	$ 96

NOTE 13: INCOME TAXES

The components of earnings from continuing operations before income taxes and the related provision for U.S. and other income taxes were as follows:

(in millions)	2002	2001	2000
Earnings (loss) before income taxes			
U.S.	$ 217	$ (266)	$ 1,294
Outside the U.S.	729	381	838
Total	$ 946	$ 115	$ 2,132
U.S. income taxes			
Current provision (benefit)	$ 56	$ (65)	$ 145
Deferred (benefit) provision	(31)	(67)	225
Income taxes outside the U.S.			
Current provision	101	177	268
Deferred provision (benefit)	22	(5)	37
State and other income taxes			
Current provision	12	3	35
Deferred (benefit) provision	(7)	(9)	15
Total	$ 153	$ 34	$ 725

The net losses from discontinued operations for 2002 and 2001 were $23 million and $5 million, respectively, which included tax benefits of $15 million and $2 million, respectively. There were no discontinued operations in 2000.

The differences between income taxes computed using the U.S. federal income tax rate and the provision for income taxes for continuing operations were as follows:

(in millions)	2002	2001	2000
Amount computed using the statutory rate	$ 331	$ 40	$ 746
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	3	(4)	33
Goodwill amortization	—	45	40
Export sales and manufacturing credits	(23)	(19)	(48)
Operations outside the U.S.	(96)	(10)	(70)
Valuation allowance	56	(18)	(9)
Business closures, restructuring and land donation	(99)	—	—
Tax settlement	—	(11)	—
Other, net	(19)	11	33
Provision for income taxes	$ 153	$ 34	$ 725

During the second quarter of 2002, the Company recorded a tax benefit of $45 million relating to the closure of its PictureVision subsidiary. The decision to close the subsidiary was preceded by unsuccessful attempts to sell the subsidiary. As a result of these activities, the Company made the formal decision in the second quarter of 2002 to close the subsidiary, as a determination was made that the business was worthless for tax purposes. Accordingly, the Company recorded a $45 million tax benefit in the second quarter of 2002 based on the Company's remaining tax basis in the PictureVision stock.

During the third quarter of 2002, the Company recorded a tax benefit of $46 million relating to the consolidation of its photofinishing operations in Japan and the loss realized from the liquidation of a subsidiary as part of this consolidation. The Company expects this loss to be utilized during the next five years to reduce taxable income from operations in Japan.

During the fourth quarter of 2002, the Company recorded an adjustment of $22 million to reduce its income tax provision due to a decrease in the estimated effective tax rate for the full year. The decrease in the effective tax rate was attributable to an increase in earnings in lower tax rate jurisdictions relative to original estimates. Additionally, in the fourth quarter of 2002, the Company recorded a tax benefit of $8 million relating to a land donation.

During the third quarter of 2001, the Company reached a favorable tax settlement, which resulted in a tax benefit of $11 million. In addition, during the fourth quarter of 2001 the Company recorded an adjustment of $20 million to reduce its income tax provision due to a decrease in the estimated effective tax rate for the full year. The decrease in the effective tax rate was primarily attributable to an increase in earnings in lower tax rate jurisdictions relative to original estimates, and an increase in creditable foreign tax credits as compared to estimates.

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	2002	2001
Deferred tax assets		
Pension and postretirement obligations	$ 988	$ 867
Restructuring programs	144	122
Foreign tax credit	99	34
Employee deferred compensation	187	120
Inventories	75	81
Tax loss carryforwards	16	56
Other	558	723
Total deferred tax assets	2,067	2,003
Deferred tax liabilities		
Depreciation	700	551
Leasing	156	188
Other	341	596
Total deferred tax liabilities	1,197	1,335
Valuation allowance	72	56
Net deferred tax assets	$ 798	$ 612

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	2002	2001
Deferred income taxes (current)	$ 512	$ 521
Other long-term assets	421	201
Accrued income taxes	(83)	(29)
Other long-term liabilities	(52)	(81)
Net deferred tax assets	$ 798	$ 612

The valuation allowance as of December 31, 2002 of $72 million is primarily attributable to both foreign tax credits and certain net operating loss carryforwards outside the U.S. The valuation allowance as of December 31, 2001 was primarily attributable to certain net operating loss carryforwards outside the U.S. The Company estimates that approximately $99 million of unused foreign tax credits will be available after the filing of the 2002 U.S. consolidated income tax return, with various expiration dates through 2007. However, based on projections of future taxable income, the Company would be able to utilize the credits only if it were to forgo other tax benefits. Accordingly, a valuation allowance of $56 million was recorded in 2002 as management believes it is more likely than not that the Company will be unable to realize these other tax benefits.

During 2002, the Company reduced the valuation allowance that had been provided for as of December 31, 2001 by $40 million. The $40 million decrease includes $34 million relating to net operating loss carryforwards in non-U.S. jurisdictions that expired in 2002. The balance of the reduction of $6 million relates to net operating loss carryforwards for certain of its subsidiaries in Japan for which management now believes that it is more likely than not that the Company will generate sufficient taxable income to realize these benefits. Most of the remaining net operating loss carryforwards subject to a valuation allowance are subject to a five-year expiration period.

The Company is currently utilizing net operating loss carryforwards to offset taxable income from its operations in China that have become profitable. The Company has been granted a tax holiday in China that becomes effective once the net operating loss carryforwards have been fully utilized. When the tax holiday becomes effective, the Company's tax rate in China will be zero percent for the first two years. For the following three years, the Company's tax rate will be 50% of the normal tax rate for the jurisdiction in which Kodak operates, which is currently 15%. Thereafter, the Company's tax rate will be 15%.

Retained earnings of subsidiary companies outside the U.S. were approximately $1,817 million and $1,491 million at December 31, 2002 and 2001, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to permanently reinvest its retained earnings, and it is not practicable to determine the deferred tax liability on such undistributed earnings in the event they were to be remitted. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free.

NOTE 14: RESTRUCTURING COSTS AND OTHER

Fourth Quarter, 2002 Restructuring Plan

During the fourth quarter of 2002, the Company announced a number of focused cost reductions designed to apply manufacturing assets more effectively in order to provide competitive products to the global market. Specifically, the operations in Rochester, New York that assemble one-time-use cameras and the operations in Mexico that perform sensitizing for graphic arts and x-ray films will be relocated to other Kodak locations. In addition, as a result of declining photofinishing volumes, the Company will close certain central photofinishing labs in the U.S. and EAMER. The Company will also reduce research and development and selling, general and administrative positions on a worldwide basis and exit certain non-strategic businesses. The total restructuring charges recorded in the fourth quarter of 2002 for these actions were $116 million.

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded during the fourth quarter of 2002 for continuing operations and the remaining balance in the related restructuring reserves at December 31, 2002:

(dollars in millions)	Number of Employees	Severance Reserve	Inventory Write-downs	Long-lived Asset Impairments	Exit Costs Reserve	Total
4th Quarter, 2002 charges	1,150	$ 55	$ 7	$ 37	$ 17	$ 116
4th Quarter, 2002 utilization	(250)	(2)	(7)	(37)	—	(46)
Balance at 12/31/02	900	$ 53	$ —	$ —	$ 17	$ 70

Financials

The total restructuring charge of $116 million for continuing operations for the fourth quarter of 2002 was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $55 million, $7 million, $37 million and $17 million, respectively, with $109 million of those charges reported in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The $7 million charge for inventory write-downs for product discontinuances was reported in cost of goods sold in the accompanying Consolidated Statement of Earnings. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items.

The severance charge related to the termination of 1,150 employees, including approximately 525 manufacturing and logistics, 300 service and photofinishing, 175 administrative and 150 research and development positions. The geographic composition of the employees terminated included approximately 775 in the United States and Canada and 375 throughout the rest of the world. The charge for the long-lived asset impairments includes the write-off of $13 million relating to equipment used in the manufacture of cameras and printers, $13 million for sensitized manufacturing equipment, $5 million for lab equipment used in photofinishing and $6 million for other assets that were scrapped or abandoned immediately. In addition, charges of $9 million related to accelerated depreciation on long-lived assets accounted for under the held for use model of SFAS No. 144, was included in cost of goods sold in the accompanying Consolidated Statement of Earnings. The accelerated depreciation of $9 million was comprised of $5 million relating to equipment used in the manufacture of cameras, $2 million for sensitized manufacturing equipment and $2 million for lab equipment used in photofinishing that will be used until their abandonment in 2003. The Company will incur accelerated depreciation charges of $16 million, $6 million and $3 million in the first, second and third quarters, respectively, of 2003 as a result of the actions implemented in the Fourth Quarter, 2002 Restructuring Plan.

In connection with the charges recorded in the Fourth Quarter, 2002 Restructuring Plan, the Company has 900 positions remaining to be eliminated as of December 31, 2002. These positions will be eliminated as the Company completes the closure of photofinishing labs and completes the planned downsizing of manufacturing and administrative positions. These positions are expected to be eliminated by the end of the second quarter of 2003. Severance payments will continue beyond the second quarter of 2003 since, in many instances, the terminated employees can elect or are required to receive their severance payments over an extended period of time. The Company expects the actions contemplated by the reserve for exit costs to be completed by the end of the third quarter of 2003. Most exit costs are expected to be paid during 2003. However, certain costs, such as long-term lease payments, will be paid over periods after 2003.

In addition to the severance actions included in the $55 million charge described above, further actions will be required related to the relocations of the Rochester, New York one-time-use camera assembly operations and the Mexican sensitizing operations. Upon completion of the final severance action plans, it is expected that an additional 500 to 700 manufacturing employees will be terminated. The total charge for these additional severance actions is expected to be approximately $15 million to $20 million.

As part of the Company's focused cost-reduction efforts, the Company announced on January 22, 2003 that it intended to incur additional charges in 2003 to terminate 1,800 to 2,200 employees, in addition to the employees included in the Fourth Quarter, 2002 Restructuring Plan. A significant portion of these reductions is related to the rationalization of the Company's photofinishing operations in the U.S. and EAMER. The total charges in 2003 are expected to be in the range of $75 million to $100 million.

Third Quarter, 2002 Restructuring Plan

During the third quarter of 2002, the Company consolidated and reorganized its photofinishing operations in Japan by closing 8 photofinishing laboratories and transferring the remaining 7 laboratories to a joint venture it entered into with an independent third party. Beginning in the fourth quarter of 2002, the Company outsourced its photofinishing operations to this joint venture. The restructuring charge of $20 million relating to the Photography segment recorded in the third quarter included a charge for termination-related benefits of approximately $14 million relating to the elimination of approximately 175 positions, which were not transferred to the joint venture, and other statutorily required payments. The positions were eliminated as of September 30, 2002 and the related payments were made by the end of 2002. The remaining restructuring charge of $6 million recorded in the third quarter represents the write-down of long-lived assets held for sale to their fair values based on independent valuations. An additional $3 million was recorded in the fourth quarter for the write-down of these long-lived assets held for sale based on quotes obtained from potential buyers. All charges applicable to the Third Quarter, 2002 Restructuring Plan were included in the restructuring costs (credits) and other line in the accompanying Consolidated Statement of Earnings.

Fourth Quarter, 2001 Restructuring Plan

As a result of the decline in the global economic conditions and the events of September 11th, the Company committed to actions in the fourth quarter of 2001 (the Fourth Quarter, 2001 Restructuring Plan) to rationalize worldwide manufacturing capacity, reduce selling, general and administrative positions on a worldwide basis and exit certain businesses. The total restructuring charges in connection with these actions were $329 million.

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded during the fourth quarter of 2001 and the remaining balance in the related restructuring reserves at December 31, 2002:

(dollars in millions)	Number of Employees	Severance Reserve	Inventory Write-downs	Long-lived Asset Impairments	Exit Costs Reserve	Total
2001 charges	4,500	$ 217	$ 7	$ 78	$ 27	$ 329
2001 utilization	(1,300)	(16)	(7)	(78)	—	(101)
Balance at 12/31/01	3,200	201	—	—	27	228
1st Quarter, 2002 utilization	(1,725)	(32)	—	—	—	(32)
Balance at 3/31/02	1,475	169	—	—	27	196
2nd Quarter, 2002 utilization	(550)	(43)	—	—	(10)	(53)
Balance at 6/30/02	925	126	—	—	17	143
3rd Quarter, 2002 reversal	(275)	(12)	—	—	—	(12)
3rd Quarter, 2002 utilization	(125)	(37)	—	—	—	(37)
Balance at 9/30/02	525	77	—	—	17	94
4th Quarter, 2002 utilization	(325)	(21)	—	—	(4)	(25)
Balance at 12/31/02	200	$ 56	$ —	$ —	$ 13	$ 69

The total restructuring charge of $329 million for the fourth quarter of 2001 was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $217 million, $7 million, $78 million and $27 million, respectively, with $308 million of those charges reported in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The balance of the charge of $21 million, comprised of $7 million for inventory write-downs relating to the product discontinuances and $14 million relating to accelerated depreciation on the long-lived assets accounted for under the held for use model of SFAS No. 121, was reported in cost of goods sold in the accompanying Consolidated Statement of Earnings. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represented non-cash items.

The severance charge related to the termination of 4,500 employees, including approximately 1,650 manufacturing, 1,385 administrative, 1,190 service and photofinishing and 275 research and development positions. The geographic composition of the employees terminated included approximately 3,190 in the United States and Canada and 1,310 throughout the rest of the world. The charge for the long-lived asset impairments included the write-off of $22 million relating to sensitized manufacturing equipment, lab equipment and leasehold improvements, and other assets that were scrapped or abandoned immediately and accelerated depreciation of $17 million relating to sensitized manufacturing equipment, lab equipment and leasehold improvements, and other assets that were to be used until their abandonment in the first three months of 2002. The balance of the long-lived asset impairment charge of $39 million included charges of $30 million relating to the Company's exit of three non-core businesses, and $9 million for the write-off of long-lived assets in connection with the reorganization of certain of the Company's digital camera manufacturing operations.

In the third quarter of 2002, the Company reversed $12 million of the $217 million in severance charges due primarily to higher rates of attrition than originally expected, lower utilization of training and outplacement services by terminated employees than originally expected and termination actions being completed at an actual cost per employee that was lower than originally estimated. As a result, approximately 275 fewer people will be terminated, including approximately 200 service and photofinishing, 50 manufacturing and 25 administrative. Total employee terminations from the Fourth Quarter, 2001 restructuring actions are now expected to be approximately 4,225.

During the fourth quarter of 2002, the Company recorded $5 million of credits associated with the Fourth Quarter, 2001 Restructuring Plan in restructuring costs (credits) and other in

the accompanying Consolidated Statement of Earnings. The credits were the result of higher proceeds and lower costs associated with the exit from non-core businesses.

The remaining actions to be taken by the Company in connection with the Fourth Quarter, 2001 Restructuring Plan relate primarily to severance and exit costs. The Company has approximately 200 positions remaining to be eliminated as of December 31, 2002. These positions will be eliminated as the Company completes the closure of photofinishing labs in the U.S., and completes the planned downsizing of manufacturing positions in the U.S. and administrative positions outside the U.S. These positions are expected to be eliminated by the end of the first quarter of 2003. A significant portion of the severance had not been paid as of December 31, 2002 since, in many instances, the terminated employees could elect or were required to receive their severance payments over an extended period of time. The Company expects the actions contemplated by the reserve for exit costs to be completed by the end of the first quarter of 2003. Most exit costs are expected to be paid during 2003. However, certain costs, such as long-term lease payments, will be paid over periods after 2003.

Second and Third Quarter, 2001 Restructuring Plan

During the second and third quarters of 2001, as a result of a number of factors, including the ongoing digital transformation, declining photofinishing volumes, the discontinuance of certain product lines, global economic conditions, and the growing presence of business in certain geographies outside the United States, the Company committed to a plan to reduce excess manufacturing capacity, primarily with respect to the production of sensitized goods, to close certain central photofinishing labs in the U.S. and Japan, to reduce selling, general and administrative positions on a worldwide basis and to exit certain businesses. The total restructuring charges in connection with these actions were $369 million and were recorded in the second and third quarters of 2001 (the Second and Third Quarter, 2001 Restructuring Plan).

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded during the second and third quarters of 2001 and the remaining balance in the related restructuring reserves at December 31, 2002:

(dollars in millions)	Number of Employees	Severance Reserve	Inventory Write-downs	Long-lived Asset Impairments	Exit Costs Reserve	Total
2nd Quarter, 2001 charges	2,400	$ 127	$ 57	$ 112	$ 20	$ 316
3rd Quarter, 2001 charges	300	7	20	25	1	53
Subtotal	2,700	134	77	137	21	369
2001 reversal	(275)	(20)	—	—	—	(20)
2001 utilization	(1,400)	(40)	(77)	(137)	(5)	(259)
Balance at 12/31/01	1,025	74	—	—	16	90
1st Quarter, 2002 utilization	(550)	(23)	—	—	(2)	(25)
Balance at 3/31/02	475	51	—	—	14	65
2nd Quarter, 2002 utilization	(100)	(11)	—	—	(2)	(13)
Balance at 6/30/02	375	40	—	—	12	52
3rd Quarter, 2002 reversal	(225)	(14)	—	—	(3)	(17)
3rd Quarter, 2002 utilization	(50)	(7)	—	—	—	(7)
Balance at 9/30/02	100	19	—	—	9	28
4th Quarter, 2002 utilization	(100)	(8)	—	—	(4)	(12)
Balance at 12/31/02	0	$ 11	$ —	$ —	$ 5	$ 16

The total restructuring charge of $369 million for the Second and Third Quarter, 2001 Restructuring Plan was composed of severance, inventory write-downs, long-lived asset impairments and exit costs of $134 million, $77 million, $137 million and $21 million, respectively, with $271 million of those charges reported in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings. The balance of the charge of $98 million, composed of $77 million for inventory write-downs relating to the product discontinuances and $21 million relating to accelerated depreciation on the long-lived assets accounted for under the held for use model of SFAS No. 121, was reported in cost of goods sold in the accompanying Consolidated Statement of Earnings. The severance and exit costs require the outlay of cash, while the inventory write-downs and long-lived asset impairments represent non-cash items.

The severance charge related to the termination of 2,700 employees, including approximately 990 administrative, 800 manufacturing, 760 service and photofinishing and 150 research

and development positions. The geographic composition of the employees terminated included approximately 1,110 in the United States and Canada and 1,590 throughout the rest of the world. The charge for the long-lived asset impairments includes the write-off of $61 million relating to sensitizing manufacturing equipment, lab equipment and leasehold improvements, and other assets that were scrapped or abandoned immediately and accelerated depreciation of $33 million relating to sensitizing manufacturing equipment, lab equipment and leasehold improvements, and other assets that were to be used until their abandonment within the first three months of 2002. The total amount for long-lived asset impairments also includes a charge of $43 million for the write-off of goodwill relating to the Company's PictureVision subsidiary, the realization of which was determined to be impaired as a result of the Company's acquisition of Ofoto in the second quarter of 2001.

In the fourth quarter of 2001, the Company reversed $20 million of the $134 million in severance charges as certain termination actions, primarily those in EAMER and Japan, will be completed at a total cost less than originally estimated. This is the result of a lower actual severance cost per employee as compared with the original amounts estimated and 275 fewer employees being terminated, including approximately 150 service and photofinishing, 100 administrative and 25 R&D.

In the third quarter of 2002, the Company reversed $14 million of the original $134 million in severance charges due primarily to higher rates of attrition than originally expected, lower utilization of training and outplacement services by terminated employees than originally expected and termination actions being completed at an actual cost per employee that was lower than originally estimated. As a result, approximately 225 fewer employees were terminated, including 100 service and photofinishing, 100 administrative and 25 R&D. Also in the third quarter of 2002, the Company reversed $3 million of exit costs as a result of negotiating lower contract termination payments in connection with business or product line exits.

Actions associated with the Second and Third Quarter, 2001 Restructuring Plan have been completed. A total of 2,200 personnel were terminated under the Second and Third Quarter, 2001 Restructuring Plan. A portion of the severance had not been paid as of December 31, 2002 since, in many instances, the terminated employees could elect or were required to receive their severance payments over an extended period of time. Most of the remaining exit costs are expected to be paid during 2003. However, certain exit costs, such as long-term lease payments, will be paid after 2003.

NOTE 15: OTHER ASSET IMPAIRMENTS

In 2001, the Company recorded a $77 million charge associated with the bankruptcy of the Wolf Camera Inc. consumer retail business. This amount is reflected in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings.

Also in 2001, the Company recorded a $42 million charge representing the write-off of certain lease residuals, receivables and capital assets resulting primarily from technology changes in the transition from optical to digital photofinishing equipment within the Company's onsite photofinishing operations. The charges for the lease residuals and capital assets totaling $19 million were recorded in cost of goods sold in the accompanying Consolidated Statement of Earnings. The remaining $23 million was recorded in restructuring costs (credits) and other in the accompanying Consolidated Statement of Earnings.

NOTE 16: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory plan, the Kodak Retirement Income Plan (KRIP), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the fund are held for the sole benefit of participating employees and retirees. The assets of the trust fund are comprised of corporate equity and debt securities, U.S. government securities, partnership and joint venture investments, interests in pooled funds, and various types of interest rate, foreign currency and equity market financial instruments. At December 31, 2001, Kodak common stock represented approximately 3.4% of trust assets. In December 2002, in connection with Wilshire Associates' recommendation that KRIP eliminate its investments in specialty sector U.S. equities, the Company purchased the 7.4 million shares of Kodak common stock held by KRIP for $260 million.

On March 25, 1999, the Company amended this plan to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the KRIP plan or the Cash Balance Plus plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance Plus plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in this plan and the Company's defined contribution plan, the Savings and Investment Plan (SIP), the Company will match SIP contributions for an amount up to 3% of pay, for employee contributions of up to 5% of pay. Company contributions to SIP were $14 million, $15 million and $11 million for 2002, 2001 and 2000, respectively. As a result of employee elections to the Cash Balance Plus plan, the reductions in future pension expense will be almost entirely offset by the cost of matching employee contributions to SIP. The impact of the Cash Balance Plus plan is shown as a plan amendment.

The Company also sponsors unfunded plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP.

Most subsidiaries and branches operating outside the U.S. have retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The net pension amounts recognized on the Consolidated Statement of Financial Position at December 31, 2002 and 2001 for all major funded and unfunded U.S. and Non-U.S. defined benefit plans are as follows:

	2002		2001	
(in millions)	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 5,939	$ 2,099	$ 5,798	$ 2,126
New plans	25	13	—	—
Service cost	106	33	102	41
Interest cost	421	131	426	120
Participant contributions	—	9	—	6
Plan amendment	3	(46)	—	—
Benefit payments	(713)	(141)	(577)	(134)
Actuarial loss	432	227	190	22
Curtailments	—	—	—	8
Currency adjustments	—	269	—	(89)
Projected benefit obligation at December 31	$ 6,213	$ 2,594	$ 5,939	$ 2,100
Change in Plan Assets				
Fair value of plan assets at January 1	$ 6,372	$ 1,731	$ 7,345	$ 2,011
New plans	33	13	—	—
Actual return on plan assets	75	(106)	(420)	(102)
Employer contributions	23	105	24	36
Participant contributions	—	10	—	6
Benefit payments	(713)	(141)	(577)	(134)
Currency adjustments	—	193	—	(81)
Other	—	—	—	(2)
Fair value of plan assets at December 31	$ 5,790	$ 1,805	$ 6,372	$ 1,734
Funded Status at December 31	$ (423)	$ (789)	$ 433	$ (366)
Unamortized:				
Transition liability (asset)	2	(7)	(53)	(8)
Net loss (gain)	975	899	(47)	386
Prior service cost (gain)	8	(21)	6	10
Net amount recognized at December 31	$ 562	$ 82	$ 339	$ 22

Amounts recognized in the Statement of Financial Position for major plans are as follows:

(in millions)	2002 U.S.	2002 Non-U.S.	2001 U.S.	2001 Non-U.S.
Prepaid pension cost	$ 712	$ 260	$ 482	$ 60
Accrued benefit liability	(150)	(178)	(143)	(38)
Additional minimum pension liability	(78)	(706)	(57)	(44)
Intangible asset	5	112	10	1
Accumulated other comprehensive income	73	594	47	43
Net amount recognized at December 31	$ 562	$ 82	$ 339	$ 22

The prepaid pension cost asset amounts for the U.S. and Non-U.S. at December 31, 2002 and 2001 are included in other long-term assets. The accrued benefit liability and additional minimum pension liability amounts (net of the intangible asset amounts) for the U.S. and Non-U.S. at December 31, 2002 and 2001 are included in postretirement liabilities. The accumulated other comprehensive income amounts for the U.S. and Non-U.S. at December 31, 2002 and 2001 are included as a component of shareholders' equity, net of taxes.

Pension expense (income) for all plans included:

(in millions)	2002 U.S.	2002 Non-U.S.	2001 U.S.	2001 Non-U.S.	2000 U.S.	2000 Non-U.S.
Service cost	$ 106	$ 33	$ 102	$ 41	$ 94	$ 42
Interest cost	421	131	426	120	425	114
Expected return on plan assets	(677)	(165)	(599)	(159)	(576)	(157)
Amortization of:						
Transition asset	(54)	(3)	(57)	(3)	(57)	(10)
Prior service cost	1	(21)	1	(15)	2	8
Actuarial (gain) loss	3	39	2	4	2	3
	(200)	14	(125)	(12)	(110)	—
Special termination benefits	—	27	—	13	—	—
Settlements	—	—	—	—	6	1
Net pension (income) expense	(200)	41	(125)	1	(104)	1
Other plans including unfunded plans	3	49	16	66	9	63
Total net pension (income) expense	$ (197)	$ 90	$ (109)	$ 67	$ (95)	$ 64

The weighted assumptions used to compute pension amounts for major plans were as follows:

	2002 U.S.	2002 Non-U.S.	2001 U.S.	2001 Non-U.S.
Discount rate	6.50%	5.40%	7.25%	5.90%
Salary increase rate	4.25%	3.30%	4.25%	3.10%
Long-term rate of return on plan assets	9.50%	8.30%	9.50%	8.60%

NOTE 17: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. In general, these benefits are provided to U.S. retirees that are covered by the Company's KRIP plan. Additionally, these benefits are funded from the general assets of the Company as they are incurred. The Company's subsidiaries in the United Kingdom and Canada offer similar healthcare benefits.

Changes in the Company's benefit obligation and funded status are as follows:

(in millions)	2002	2001
Net benefit obligation at beginning of year	$ 3,110	$ 2,659
Service cost	16	15
Interest cost	213	199
Plan participants' contributions	4	3
Plan amendments	31	—
Actuarial loss	549	453
Benefit payments	(239)	(216)
Currency adjustments	3	(3)
Net benefit obligation at end of year	$ 3,687	$ 3,110
Funded status at end of year	$ (3,687)	$ (3,110)
Unamortized net actuarial loss	1,600	1,109
Unamortized prior service cost	(360)	(451)
Net amount recognized and recorded at end of year	$ (2,447)	$ (2,452)

The U.S. plan represents approximately 98% of the total other postretirement net benefit obligation and, therefore, the weighted-average assumptions used to compute the other postretirement benefit amounts approximate the U.S. assumptions, which were as follows:

	2002	2001
Discount rate	6.50%	7.25%
Salary increase rate	4.25%	4.25%
Healthcare cost trend (a)	12.00%	10.00%

(a) decreasing to 5.00% by 2010

(in millions)	2002	2001	2000
Components of net postretirement benefit cost			
Service cost	$ 16	$ 15	$ 14
Interest cost	213	199	172
Amortization of:			
Prior service cost	(60)	(60)	(67)
Actuarial loss	58	39	17
	227	193	136
Curtailments	—	—	(6)
Total net postretirement benefit cost	$ 227	$ 193	$ 130

The Company will no longer fund healthcare and dental benefits for employees who elected to participate in the Company's Cash Balance Plus plan, effective January 1, 2000. This change is not expected to have a material impact on the Company's future postretirement benefit cost.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components	$ 1	$ (7)
Effect on postretirement benefit obligation	29	(114)

NOTE 18: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income at December 31, 2002, 2001 and 2000 were as follows:

(in millions)	2002	2001	2000
Accumulated unrealized holding (losses) gains related to available-for-sale securities	$ —	$ (6)	$ 7
Accumulated unrealized losses related to hedging activity	(9)	(5)	(38)
Accumulated translation adjustments	(306)	(524)	(425)
Accumulated minimum pension liability adjustments	(456)	(62)	(26)
Total	$(771)	$ (597)	$ (482)

NOTE 19: STOCK OPTION AND COMPENSATION PLANS

The Company's stock incentive plans consist of the 2000 Omnibus Long-Term Compensation Plan (the 2000 Plan), the 1995 Omnibus Long-Term Compensation Plan (the 1995 Plan), and the 1990 Omnibus Long-Term Compensation Plan (the 1990 Plan). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors.

Under the 2000 Plan, 22 million shares of the Company's common stock may be granted to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan is substantially similar to, and is intended to replace, the 1995 Plan, which expired on December 31, 1999. Option prices are not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan also provides for Stock Appreciation Rights (SARs) to be granted, either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the Company's stock market price from the grant date to the exercise date. At December 31, 2002, 39,581 freestanding SARs were outstanding at option prices ranging from $29.31 to $62.44.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. Option prices are not less than 100% of the per share fair market value on the date of grant, and the options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan also provides for SARs to be granted, either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the difference between the Company's stock market price on grant date and exercise date. At December 31, 2002, 325,659 freestanding SARs were outstanding at option prices ranging from $31.30 to $90.63.

Under the 1990 Plan, 22 million shares of the Company's common stock were eligible for grant to key employees between February 1, 1990 and January 31, 1995. Option prices could not be less than 50% of the per share fair market value on the date of grant; however, no options below fair market value were granted. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1990 Plan also provided that options with dividend equivalents, tandem SARs and freestanding SARs could be granted. At December 31, 2002, 69,656 freestanding SARs were outstanding at option prices ranging from $30.25 to $44.50.

In January 2002, the Company's shareholders voted in favor of a voluntary stock option exchange program for its employees. Under the program, employees were given the opportunity, if they so chose, to cancel outstanding stock options previously granted to them at exercise prices ranging from $26.90 to $92.31, in exchange for new options to be granted on or shortly after August 26, 2002, over six months and one day from February 22, 2002, the date the old options were canceled. The number of shares subject to the new options was determined by applying an exchange ratio in the range of 1:1 to 1:3 (i.e., one new option share for every three canceled option shares) based on the exercise price of the canceled option. As a result of the exchange program, approximately 23.7 million old options were canceled on February 22, 2002, with approximately 16 million new options granted on, or shortly after, August 26, 2002. The exchange program did not result in variable accounting, as it was designed to comply with FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock-Based Compensation." Also, the new options had an exercise price equal to the fair market value of the Company's common stock on the new grant date, so no compensation expense was recorded as a result of the exchange program.

Further information relating to options is as follows:

(Amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 1999	37,033	$30.25–$92.31	$62.12
Granted	12,533	$37.25–$65.63	$54.38
Exercised	1,326	$30.25–$58.63	$32.64
Terminated, Canceled or Surrendered	3,394	$31.45–$90.50	$62.22
Outstanding on December 31, 2000	44,846	$32.50–$92.31	$60.87
Granted	8,575	$26.90–$48.34	$36.49
Exercised	615	$32.50–$43.18	$35.91
Terminated, Canceled or Surrendered	2,351	$32.50–$90.75	$50.33
Outstanding on December 31, 2001	50,455	$25.92–$92.31	$57.53
Granted	20,155	$26.30–$38.04	$32.72
Exercised	1,581	$26.90–$37.74	$32.05
Terminated, Canceled or Surrendered	26,752	$26.90–$92.31	$54.58
Outstanding on December 31, 2002	42,277	$25.92–$92.31	$48.52
Exercisable on December 31, 2000	28,783	$32.50–$92.31	$62.13
Exercisable on December 31, 2001	31,571	$26.90–$92.31	$63.54
Exercisable on December 31, 2002	31,813	$25.92–$92.31	$52.49

The table above excludes approximately 68,000 options granted by the Company in 2001 at an exercise price of $.05–$21.91 as part of an acquisition. At December 31, 2002, 37,969 stock options were outstanding in relation to this acquisition.

The Company's total options outstanding of 42,277,000 have been granted under equity compensation plans that have been approved by security holders and that which have not been approved by security holders as follows:

(Amounts in thousands, except per share amounts)	Options Outstanding at December 31, 2002	Weighted-Average Exercise Price of Options Outstanding at December 31, 2002	Number of Options Available for Future Grants as of December 31, 2002
Equity compensation plans approved by security holders approved plans	31,356	$ 46.17	7,813
Equity compensation plans not approved by security holders	10,921	$ 55.27	5,124
Total	42,277	$ 48.52	12,937

The Company's equity compensation plans approved by security holders include the 2000 Plan, the 1995 Plan and the 1990 Plan. The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan. The 5,124,000 of options available for grant as of December 31, 2002 under equity compensation plans not approved by security holders all relate to the Kodak Stock Option Plan; however, in accordance with an amendment that is effective January 1, 2003, no options will be granted in the future under this plan.

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option plans. Under APB No. 25, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	Exchange Program	2000 Plan
	2002	2002
Risk-free interest rates	2.9%	3.8%
Expected option lives	4 years	7 years
Expected volatilities	37%	34%
Expected dividend yields	5.76%	5.76%
	2001	2001
Risk-free interest rates	N/A	4.2%
Expected option lives	N/A	6 years
Expected volatilities	N/A	34%
Expected dividend yields	N/A	4.43%
	2000	2000
Risk-free interest rates	N/A	6.2%
Expected option lives	N/A	7 years
Expected volatilities	N/A	29%
Expected dividend yields	N/A	3.19%

The weighted-average fair value of options granted in 2002 was $5.99 for the exchange program and $8.22 for the 2000 Plan. The exchange program generally had no effect on the vesting term or life of the old options exchanged as these provisions were carried forward with the new options. However, the vesting term and option life were recast to the original period amounts for approximately 0.6 million of the 16.0 million new options granted through the exchange program. The weighted-average assumptions related to the 2000 Plan were applied to the 0.6 million of recast exchange options because its underlying characteristics were similar to new options granted under the 2000 Plan. The weighted-average fair value of options granted was $8.37 and $16.79 for 2001 and 2000, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period (1–3 years). See Note 1 under "Stock-Based Compensation" for the disclosure of the Company's pro forma information.

The following table summarizes information about stock options at December 31, 2002:

(Number of options in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices At Least — Less Than	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$25 — $40	20,097	7.54	$ 32.37	11,029	$ 31.38
$40 — $55	6,510	2.95	$ 46.99	5,921	$ 47.14
$55 — $70	8,655	5.13	$ 62.71	8,030	$ 62.92
$70 — $85	4,712	4.05	$ 73.30	4,530	$ 73.32
Over $85	2,303	4.16	$ 90.02	2,303	$ 90.02
	42,277			31,813	

NOTE 20: ACQUISITIONS, JOINT VENTURES AND BUSINESS VENTURES

2002

On January 24, 2002, the Company completed the acquisition of 100% of the voting common stock of ENCAD, Inc., (ENCAD) for a total purchase price of approximately $25 million. The purchase price was paid almost entirely in Kodak common stock. The purchase price in excess of the fair value of the net assets acquired of approximately $6 million has been allocated to goodwill. On December 17, 2002, it was announced that ENCAD will become part of the newly formed components group along with the document scanner and microfilm businesses. The formation of the components group will build a stronger equipment and consumables business within the Commercial Imaging segment by consolidating those product lines that utilize a two tier, indirect sales and distribution channel. Earnings from continuing operations for 2002 include the results of ENCAD from the date of acquisition.

On September 11, 2002, the Company initiated an offer to acquire all of the outstanding minority equity interests in Kodak India Ltd., (Kodak India) a majority owned subsidiary of the Company. The voluntary offer to the minority equity interest holders of Kodak India was for the acquisition of approximately 2.8 million shares representing the full 25.24% minority ownership in the subsidiary. In the fourth quarter of 2002, the Company purchased the 2.1 million shares that had been tendered to date for approximately $16 million in cash. Due to the timing of this acquisition, the purchase price allocation was not complete as of December 31, 2002. Accordingly, the purchase price in excess of the fair value of the net assets acquired of approximately $8 million has been recorded in other long-term assets. The purchase price allocation will be completed in the first quarter of 2003 at which time the excess purchase price will be allocated to goodwill and other identifiable intangible assets. In December 2002, the Company made an offer to purchase the remaining 6.04% outstanding minority interest in Kodak India for approximately $4.9 million. Kodak India operated in each of the Company's reportable segments and is engaged in the manufacture, trading and marketing of cameras, films, photo chemicals and other imaging products.

On December 31, 2002, an unaffiliated investor in one of Kodak's China subsidiaries exercised its rights under a put option arrangement, which required Kodak to repurchase a 10% outstanding minority equity interest in this subsidiary for approximately $44 million in cash. Due to the timing of this acquisition, the purchase price allocation was not complete as of December 31, 2002. Accordingly, the purchase price in excess of the fair value of the net assets acquired of approximately $18 million has been recorded in other long-term assets. The purchase price allocation will be completed in the first quarter of 2003 at which time the excess purchase price will be allocated to goodwill and other identifiable intangible assets.

During 2002, the Company completed a number of additional acquisitions with an aggregate purchase price of approximately $14 million, which were individually immaterial to the Company's financial position, results of operations or cash flows.

2001

On December 4, 2001, the Company and SANYO Electric Co., Ltd. announced the formation of a global business venture, the SK Display Corporation, to manufacture organic light emitting diode (OLED) displays for consumer devices such as cameras, personal data assistants (PDAs), and portable entertainment machines. Kodak has a 34% interest in the business venture and will contribute approximately $16 million in cash in 2003 and is committed to contribute $100 million in loan guarantees. However, the Company was not required to make these loan guarantees as of December 31, 2002. SANYO holds a 66% interest in the business venture and is committed to contribute approximately $36 million in cash and $195 million in loan guarantees.

On June 4, 2001, the Company completed its acquisition of Ofoto, Inc. The purchase price of this stock acquisition was approximately $58 million in cash. The acquisition was accounted for as a purchase with $10 million allocated to tangible net assets, $37 million allocated to goodwill and $11 million allocated to other intangible assets. The acquisition of Ofoto will accelerate Kodak's growth in the online photography market and help drive more rapid adoption of digital and online services. Ofoto offers digital processing of digital images and traditional film, top-quality prints, private online image storage, sharing, editing and creative tools, frames, cards and other merchandise.

On February 7, 2001, the Company completed its acquisition of substantially all of the imaging services operations of Bell & Howell Company. The purchase price of this stock and asset acquisition was $141 million in cash, including acquisition and other costs of $6 million. The acquisition was accounted for as a purchase with $15 million allocated to tangible net assets, $70 million allocated to goodwill, and $56 million allocated to other intangible assets, primarily customer contracts. The acquired units provide customers worldwide with maintenance for document imaging components, micrographic-related equipment, supplies, parts and service.

During 2001, the Company also completed additional acquisitions with an aggregate purchase price of approximately $122 million in cash and stock, none of which were individually material to the Company's financial position, results of operations or cash flows.

2000

During the second quarter of 2000, the Company acquired the remaining ownership interest in PictureVision, Inc. for cash and assumed liabilities with a total transaction value of approximately $90 million. In relation to this acquisition, the Company's second quarter, 2000 results included $10 million in charges for acquired in-process R&D and approximately $15 million for other acquisition-related charges. The Company used independent professional appraisal consultants to assess and allocate values to the in-process R&D.

During 2000, the Company also completed additional acquisitions with an aggregate purchase price of approximately $79 million in cash, none of which were individually material to the Company's financial position, results of operations or cash flows.

NOTE 21: DISCONTINUED OPERATIONS

In March 2001, the Company acquired Citipix from Groupe Hauts Monts along with two related subsidiaries involved in mapping services. Citipix was involved in the aerial photography of large cities in the United States, scanning of this imagery and hosting the imagery on the Internet for government, commercial and private sectors. The acquired companies were formed into Kodak Global Imaging, Inc. (KGII), a wholly owned subsidiary, which was reported in the commercial and government products and services business in the Commercial Imaging segment. Due to a combination of factors, including the collapse of the telecommunications market, limitations on flying imposed by the events of September 11th, delays and losses of key contracts and the global economic downturn, KGII did not achieve the financial results expected by management during both 2001 and 2002. In November 2002, the Company approved a plan to dispose of the operations of KGII. The disposal plan consisted of the shutdown of the Citipix business in December 2002 and the sale of the remaining mapping business and imagery assets of the Citipix business.

The Company incurred charges of approximately $44 million in the fourth quarter of 2002 in relation to the disposal of KGII. The Company recognized an impairment loss of approximately $25 million resulting from the write-down of the carrying value of goodwill, intangibles and fixed assets to fair value. A loss of approximately $9 million was recognized on the sale of the mapping business and imagery assets of Citipix in December 2002. The Company also recognized a charge of approximately $10 million to accrue various costs associated with the shutdown of KGII, such as severance costs related to the termination of 150 employees, lease cancellation costs, and claims owed under the original purchase agreement to the former owners of the mapping business. In addition to these disposal costs, the Company incurred losses from operations for the years ended December 31, 2002 and 2001 amounting to $13 million and $7 million, respectively. The KGII operational losses and loss from the disposal of KGII were recorded in loss from discontinued operations in the Consolidated Statement of Earnings for the years ended December 31, 2002 and 2001.

During the fourth quarter of 2002, the Company recognized income of $19 million related to the favorable outcome of litigation associated with the 1994 sale of Sterling Winthrop Inc. The gain recognized on the favorable settlement was recorded in loss from discontinued operations in the Consolidated Statement of Earnings for the year ended December 31, 2002. In January 2003, the Company received the cash related to this settlement.

At December 31, 2002 and 2001, total assets related to the discontinued operations of KGII and Sterling Winthrop Inc. amounted to $28 million and $39 million, respectively, and were reported in the Company's Consolidated Statement of Financial Position. Of the total assets related to discontinued operations at December 31, 2002 and 2001, receivables, net amounted to $27 million and $3 million, goodwill, net was $0 and $16 million, and other long-term assets was $0 and $17 million. The remaining asset amounts were immaterial. At December 31, 2002 and 2001, total liabilities related to discontinued operations of $12 million and $4 million, respectively, were included in the Company's Consolidated Statement of Financial Position. These liabilities were primarily related to the accrual of various costs associated with the KGII shutdown as noted above.

Net sales resulting from discontinued operations for the years ended December 31, 2002 and 2001 amounted to $6 million and $5 million, respectively. The loss from discontinued operations before income tax benefits for the years ended December 31, 2002 and 2001 of $38 million and $7 million, respectively, was taxed at an effective tax rate of 38% and 31%, respectively, resulting in the loss from discontinued operations, net of income tax benefits, in the Consolidated Statement of Earnings of $23 million and $5 million, respectively.

NOTE 22: SEGMENT INFORMATION

Beginning in the fourth quarter of 2001, the Company changed its operating structure, which was previously comprised of seven business units, to be centered around strategic product groups. The strategic product groups from existing businesses and geographies have been integrated into segments that share common technology, manufacturing and product platforms and customer sets. In accordance with the change in the operating structure, certain of the Company's product groups were realigned to reflect how senior management now reviews the business, makes investing and resource allocation decisions and assesses operating performance. The realignment of certain of the Company's strategic product groups resulted in changes to the composition of the reportable segments.

As a result of the change in composition of the reportable segments, the accompanying 2000 segment information has been presented in accordance with the new structure and to conform to the 2002 and 2001 presentation. The Company has three reportable segments, including Photography, Health Imaging and Commercial Imaging, and All Other.

The Photography segment derives revenues from consumer film products, sales of origination and print film to the entertainment industry, sales of professional film products, traditional and inkjet photo paper, chemicals, traditional and digital cameras, photoprocessing equipment and services, and digitization services, including online services. The Health Imaging segment derives revenues from the sale of digital products, including laser imagers, media, computed and direct radiography equipment and picture archiving and communications systems, as well as traditional medical products, including analog film, equipment, chemistry, services and specialty products for the mammography, oncology and dental fields. The Commercial Imaging segment derives revenues from microfilm equipment and media, printers, scanners, other business equipment, media sold to commercial and government customers, and from graphics film products sold to the Kodak Polychrome Graphics joint venture. The All Other group derives revenues from the sale of OLED displays, imaging sensor solutions and optical products to other manufacturers.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and net assets, and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

Segment financial information is shown below:

(in millions)	2002	2001	2000
Net sales from continuing operations			
Photography	$ 9,002	$ 9,403	$ 10,231
Health Imaging	2,274	2,262	2,220
Commercial Imaging	1,456	1,454	1,417
All Other	103	110	126
Consolidated total	$12,835	$ 13,229	$ 13,994
Earnings from continuing operations before interest, other (charges) income, and income taxes			
Photography	$ 771	$ 787	$ 1,430
Health Imaging	431	323	518
Commercial Imaging	192	172	233
All Other	(28)	(60)	(11)
Total of segments	1,366	1,222	2,170
Venture investment impairments and other asset write-offs	(32)	(12)	—
Restructuring costs and credits and asset impairments	(114)	(720)	44
Wolf charge	—	(77)	—
Environmental reserve	—	(41)	—
Kmart charge	—	(20)	—
Consolidated total	$ 1,220	$ 352	$ 2,214

Financials

(in millions)	2002	2001	2000
Net earnings from continuing operations			
Photography	$ 550	$ 535	$ 1,034
Health Imaging	313	221	356
Commercial Imaging	83	84	90
All Other	(23)	(38)	(2)
Total of segments	923	802	1,478
Venture investment impairments and other asset write-offs	(50)	(15)	—
Restructuring costs and credits and asset impairments	(114)	(720)	44
Wolf charge	—	(77)	—
Environmental reserve	—	(41)	—
Kmart charge	—	(20)	—
Interest expense	(173)	(219)	(178)
Other corporate items	14	8	26
Tax benefit - PictureVision subsidiary closure	45	—	—
Tax benefit - Kodak Imagex Japan	46	—	—
Income tax effects on above items and taxes not allocated to segments	102	363	37
Consolidated total	$ 793	$ 81	$ 1,407
Operating net assets			
Photography	$5,394	$ 6,288	$ 7,100
Health Imaging	1,123	1,426	1,491
Commercial Imaging	918	1,085	1,045
All Other	(138)	(219)	(92)
Total of segments	7,297	8,580	9,544
LIFO inventory reserve	(392)	(444)	(449)
Cash and marketable securities	577	451	251
Dividends payable	—	—	(128)
Net deferred income tax (liabilities) and assets	297	97	(4)
Noncurrent other postretirement liabilities	(2,147)	(2,180)	(2,209)
Other corporate net assets	(249)	(410)	(205)
Consolidated net assets (1)	$ 5,383	$ 6,094	$ 6,800

(1) Consolidated net assets are derived from the Consolidated Statement of Financial Position, as follows:

	2002	2001	2000
Total assets	$ 13,369	$ 13,362	$ 14,212
Total liabilities	10,592	10,468	10,784
Less: Short-term borrowings and current portion of long-term debt	(1,442)	(1,534)	(2,206)
Less: Long-term debt, net of current portion	(1,164)	(1,666)	(1,166)
Non-interest-bearing liabilities	7,986	7,268	7,412
Consolidated net assets	$ 5,383	$ 6,094	$ 6,800

(in millions)	2002	2001	2000
Depreciation expense from continuing operations			
Photography	$ 634	$ 599	$ 557
Health Imaging	107	96	92
Commercial Imaging	74	69	80
All Other	3	1	9
Consolidated total	$ 818	$ 765	$ 738
Goodwill amortization expense from continuing operations			
Photography	$ —	$ 110	$ 120
Health Imaging	—	28	27
Commercial Imaging	—	15	3
All Other	—	—	1
Consolidated total	$ —	$ 153	$ 151
Capital additions from continuing operations			
Photography	$ 408	$ 555	$ 721
Health Imaging	81	128	120
Commercial Imaging	83	56	98
All Other	5	4	6
Consolidated total	$ 577	$ 743	$ 945
Net sales to external customers attributed to(2):			
The United States	$ 6,008	$ 6,419	$ 6,800
Europe, Middle East and Africa	3,363	3,275	3,464
Asia Pacific	2,242	2,215	2,349
Canada and Latin America	1,222	1,320	1,381
Consolidated total	$12,835	$13,229	$13,994

(2) Sales are reported in the geographic area in which they originate.

(in millions)	2002	2001	2000
Property, plant and equipment, net located in:			
The United States	$ 3,501	$ 3,738	$ 3,913
Europe, Middle East and Africa	769	672	647
Asia Pacific	943	977	1,056
Canada and Latin America	207	272	303
Consolidated total	$ 5,420	$ 5,659	$ 5,919

NOTE 23: QUARTERLY SALES AND EARNINGS DATA - UNAUDITED

(in millions, except per share data)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
2002				
Net sales from continuing operations	$ 3,441	$ 3,352	$ 3,336	$ 2,706
Gross profit from continuing operations	1,206	1,290	1,254	860
Earnings from continuing operations	130[3]	336[2]	286[1]	41
Loss from discontinued operations[4]	(17)	(2)	(2)	(2)
Net earnings	113	334	284	39
Basic and diluted net earnings per share[9]				
Continuing operations	.45	1.16	.98	.14
Discontinued operations	(.06)	(.01)	(.01)	(.01)
Total	.39	1.15	.97	.13
2001				
Net sales from continuing operations	$ 3,358	$ 3,305	$ 3,591	$ 2,975
Gross profit from continuing operations	1,028	1,134	1,339	1,067
(Loss) earnings from continuing operations	(204)[8]	97[7]	38[5][6]	150[5]
Loss from discontinued operations[4]	(2)	(1)	(2)	—
Net earnings	(206)	96	36	150
Basic and diluted net earnings per share[9]				
Continuing operations	(.70)	.33	.13	.52
Discontinued operations	(.01)	—	(.01)	—
Total	(.71)	.33	.12	.52

(1) Includes $13 million ($10 million included in SG&A and $3 million included in other charges) for a charge related to asset impairments, which reduced net earnings by $9 million; and a $45 million (included in provision for income taxes) tax benefit related to the closure of the Company's PictureVision subsidiary.

(2) Includes $29 million (included in restructuring costs (credits) and other) reversal of restructuring charges related to costs originally recorded as part of the Company's 2001 restructuring programs, which increased net earnings by $18 million; $20 million (included in restructuring costs (credits) and other) of restructuring costs, which reduced net earnings by $20 million; $21 million ($13 million included in SG&A and $8 million included in other charges) for a charge related to asset impairments, which reduced net earnings by $13 million; and a $46 million (included in provision for income taxes) tax benefit related to the consolidation of its photofinishing operations in Japan.

(3) Includes $123 million ($16 million included in cost of goods sold and $107 million included in restructuring costs (credits) and other) of restructuring charges, which reduced net earnings by $78 million; $16 million ($9 million included in SG&A and $7 million included in other charges) for a charge related to asset impairments and other asset write-offs, which reduced net earnings by $12 million; and a $30 million (included in provision for income taxes) tax benefit related to changes in the corporate tax rate and asset write-offs.

(4) Refer to Note 21, "Discontinued Operations" for a discussion regarding loss from discontinued operations.

(5) Includes relocation charges (included in cost of goods sold) related to the sale and exit of a manufacturing facility of $10 million and $8 million, which reduced net earnings by $7 million and $5 million in the first and second quarters, respectively. First quarter also includes amortization expense on goodwill of $42 million, which reduced net earnings by $36 million.

(6) Includes $316 million ($57 million included in cost of goods sold and $259 million included in restructuring costs (credits) and other) of restructuring costs, which reduced net earnings by $232 million; $77 million (included in restructuring costs (credits) and other) for the Wolf bankruptcy charge, which reduced net earnings by $52 million; and $37 million of amortization expense on goodwill, which reduced net earnings by $31 million.

(7) Includes $53 million ($41 million included in cost of goods sold and $12 million included in restructuring costs (credits) and other) of restructuring costs, which reduced net earnings by $41 million; $42 million ($23 million included in restructuring costs (credits) and other and $19 million included in cost of goods sold) for a charge related to asset impairments associated with certain of the Company's photofinishing operations, which reduced net earnings by $26 million; $37 million of amortization expense on goodwill, which reduced net earnings by $31 million; and an $11 million (included in provision for income taxes) tax benefit related to favorable tax settlements reached during the quarter.

(8) Includes $309 million ($21 million included in cost of goods sold and $288 million included in restructuring costs (credits) and other) of restructuring costs, which reduced net earnings by $210 million; $15 million ($12 million included in SG&A and $3 million included in other (charges) income for asset impairments related to venture investments, which reduced net earnings by $10 million; a $41 million (included in SG&A) charge for environmental reserves, which reduced net earnings by $28 million; a $20 million (included in SG&A) Kmart bankruptcy charge, which reduced net earnings by $14 million; $37 million of amortization expense on goodwill, which reduced net earnings by $31 million; and a $20 million (included in provision for income taxes) tax benefit related to a decline in the year-over-year effective tax rate.

(9) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount.

Eastman Kodak Company and Subsidiary Companies

Summary of Operating Data

(Dollar amounts and shares in millions, except per share data)

	2002	2001	2000	1999	1998
Net sales from continuing operations	$12,835	$ 13,229	$ 13,994	$ 14,089	$ 13,406
Earnings from continuing operations before interest, other (charges) income, and income taxes	1,220	352	2,214	1,990	1,888
Earnings (loss) from					
Continuing operations	793 (1)	81 (2)	1,407 (3)	1,392 (4)	1,390 (5)
Discontinued operations	(23) (6)	(5) (6)	—	—	—
Net earnings	770	76	1,407	1,392	1,390
Earnings and Dividends					
Net earnings					
—% of sales	6.0%	0.6%	10.1%	9.9%	10.4%
—% return on average shareholders' equity	27.2%	2.4%	38.3%	35.2%	38.9%
Basic earnings (loss) per share					
Continuing operations	2.72	.28	4.62	4.38	4.30
Discontinued operations	(.08)	(.02)	—	—	—
Total	2.64	.26	4.62	4.38	4.30
Diluted earnings (loss) per share					
Continuing operations	2.72	.28	4.59	4.33	4.24
Discontinued operations	(.08)	(.02)	—	—	—
Total	2.64	.26	4.59	4.33	4.24
Cash dividends paid					
—on common shares	525	643	545	563	569
—per common share	1.80	2.21	1.76	1.76	1.76
Common shares outstanding at year end	285.9	290.9	290.5	310.4	322.8
Shareholders at year end	89,988	91,893	113,308	131,719	129,495
Statement of Financial Position Data					
Operational working capital (8)	$ 599	$ 797	$ 1,420	$ 777	$ 874
Working capital	(843)	(737)	(786)	(385)	(643)
Property, plant and equipment, net	5,420	5,659	5,919	5,947	5,914
Total assets	13,369	13,362	14,212	14,370	14,733
Short-term borrowings and current portion of long-term debt	1,442	1,534	2,206	1,163	1,518
Long-term debt, net of current portion	1,164	1,666	1,166	936	504
Total shareholders' equity	2,777	2,894	3,428	3,912	3,988
Supplemental Information					
Net sales from continuing operations					
Photography	$ 9,002	$ 9,403	$ 10,231	$ 10,265	$ 10,063
Health Imaging	2,274	2,262	2,220	2,159	1,526
Commercial Imaging	1,456	1,454	1,417	1,479	1,296
All Other	103	110	126	186	521
Research and development costs	762	779	784	817	922 (7)
Depreciation	818	765	738	773	737
Taxes (excludes payroll, sales and excise taxes)	288	154	933	806	809
Wages, salaries and employee benefits	3,991	3,824	3,726	3,962	4,306
Employees at year end					
—in the U.S	39,000	42,000	43,200	43,300	46,300
—worldwide	70,000	75,100	78,400	80,650	86,200

(1) Includes $143 million of restructuring charges; $29 million reversal of restructuring charges; $50 million for a charge related to asset impairments and other asset write-offs; and a $121 million tax benefit relating to the closure of the Company's PictureVision subsidiary, the consolidation of the Company's photofinishing operations in Japan, asset write-offs and a change in the corporate tax rate. These items improved net earnings by $7 million.

(2) Includes $678 million of restructuring charges; $42 million for a charge related to asset impairments associated with certain of the Company's photofinishing operations; $15 million for asset impairments related to venture investments; $41 million for a charge for environmental reserves; $77 million for the Wolf bankruptcy; a $20 million charge for the Kmart bankruptcy; $18 million of relocation charges related to the sale and exit of a manufacturing facility; an $11 million tax benefit related to a favorable tax settlement; and a $20 million tax benefit representing a decline in the year-over-year effective tax rate. These items reduced net earnings by $594 million.

(3) Includes accelerated depreciation and relocation charges related to the sale and exit of a manufacturing facility of $50 million, which reduced net earnings by $33 million.

(4) Includes $350 million of restructuring charges, and an additional $11 million of charges related to this restructuring program; $103 million of charges associated with business exits; a gain of $95 million on the sale of The Image Bank; and a gain of $25 million on the sale of the Motion Analysis Systems Division. These items reduced net earnings by $227 million.

(5) Includes $35 million of litigation charges; $132 million of Office Imaging charges; $45 million primarily for a write-off of in-process R&D associated with the Imation acquisition; a gain of $87 million on the sale of NanoSystems; and a gain of $66 million on the sale of part of the Company's investment in Gretag. These items reduced net earnings by $39 million.

(6) Refer to Note 21, "Discontinued Operations" for a discussion regarding loss from discontinued operations.

(7) Includes a $42 million charge for the write-off of in-process R&D associated with the Imation acquisition.

(8) Excludes short-term borrowings and current portion of long-term debt.

NOTICE OF 2003 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 7, 2003, at 10:00 a.m. at the Kodak Theatre, 6801 Hollywood Blvd., Hollywood, California. You will be asked to vote on five proposals. We will also review Kodak's performance and answer your questions.

You may vote by internet, telephone, written proxy, or written ballot at the Meeting. We encourage you to use the internet; it is the most cost-effective way to vote.

We look forward to seeing you on May 7 and would like to take this opportunity to remind you that your vote is very important.

Sincerely,



Daniel A. Carp
Chairman of the Board

Notice of the 2003 Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 7, 2003, at 10:00 a.m. at the Kodak Theatre, 6801 Hollywood Blvd., Hollywood, California. There are five proposals to be voted on at the Meeting:

1. Election of four Class I directors for a term of three years:
   Martha Layne Collins, Timothy M. Donahue, Delano E. Lewis and Paul H. O'Neill,
   and one Class II director for a term of one year:
   William H. Hernandez.
2. Ratification of election of PricewaterhouseCoopers LLP as independent accountants.
3. Shareholder proposal requesting indexed options.
4. Shareholder proposal requesting expensing of stock options.
5. Shareholder proposal requesting adoption of a chemicals policy.

The Board of Directors recommends a vote FOR items 1 and 2 and a vote AGAINST items 3 through 5.

If you were a shareholder of record at the close of business on March 10, 2003, you are entitled to vote at the Annual Meeting.

If you have any questions about the Meeting, please contact: Coordinator, Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, New York 14650-0211, (585) 724-5492.

The Kodak Theatre is accessible by the handicapped. If you require special assistance, call the Coordinator, Shareholder Services.

By Order of the Board of Directors,



James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
March 28, 2003

Questions & Answers

Q. *What am I voting on?*

A. You are voting on five proposals:

1. Election of four Class I directors for a term of three years:
   Martha Layne Collins
   Timothy M. Donahue
   Delano E. Lewis
   Paul H. O'Neill
   and one Class II director for a term of one year:
   William H. Hernandez
2. Ratification of election of PricewaterhouseCoopers LLP as independent accountants.
3. Shareholder proposal requesting indexed options.
4. Shareholder proposal requesting expensing of stock options.
5. Shareholder proposal requesting adoption of a chemicals policy.

Q. *What are the voting recommendations of the Board?*

A. The Board recommends the following votes:

- FOR each of the directors.
- FOR ratification of election of PricewaterhouseCoopers LLP as independent accountants.
- AGAINST the shareholder proposal requesting indexed options.
- AGAINST the shareholder proposal requesting expensing of stock options.
- AGAINST the shareholder proposal requesting adoption of a chemicals policy.

Q. *Will any other matter be voted on?*

A. We are not aware of any other matters you will be asked to vote on at the Meeting. If any other matter is properly brought before the Meeting, Daniel A. Carp and James M. Quinn, acting as your proxies, will vote for you in their discretion. New Jersey law (under which the Company is incorporated) requires you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Meeting.

Q. *How do I vote?*

A. There are four ways to vote:

- By internet at www.eproxyvote.com/ek. We encourage you to vote this way.
- By toll-free telephone at (877) 779-8683.
- By completing and mailing your proxy card.
- By written ballot at the Meeting.

If you vote by internet or telephone, your vote must be received before midnight of the day before the Meeting. Your shares will be voted as you indicate. If you do not indicate your voting preferences, Daniel A. Carp and James M. Quinn will vote your shares FOR items 1 and 2 and AGAINST items 3 through 5.

Q. *Who can vote?*

A. You can vote at the Meeting if you were a shareholder of record as of the close of business on March 10, 2003 (the Record Date). Each share of common stock is entitled to one vote.

Q. *Can I change my vote?*

A. Yes. You can change your vote or revoke your proxy before the Meeting by:

- entering a timely new vote by internet or telephone;
- returning a later-dated proxy card; or
- notifying James M. Quinn, Secretary and Assistant General Counsel.

You may also complete a written ballot at the Meeting.

Q. *What vote is required to approve each proposal?*

A. The four Class I director nominees and the one Class II director nominee receiving the greatest number of votes will be elected as the four Class I directors and the one Class II director, respectively. The ratification of election of the independent accountants and the shareholder proposals require the affirmative vote of a majority of the votes cast at the Meeting.

Q. *Is my vote confidential?*

A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the vote have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. *Who will count the vote?*

A. EquiServe Trust Company, N.A. will count the vote. Its representatives will be the inspectors of election.

Q. *What shares are covered by my proxy card?*

A. The shares covered by your card represent all the shares of Kodak stock you own, including those in the Eastman Kodak Shares Program and the Employee Stock Purchase Plan, and those credited to your account in the Eastman Kodak Employees' Savings and Investment Plan and the Kodak Employees' Stock Ownership Plan. The trustees and custodians of these plans will vote your shares in each plan as you direct.

Q. *What does it mean if I get more than one proxy card?*

A. It means your shares are in more than one account. You should vote the shares on all your proxy cards. To provide better shareholder service, we encourage you to have all your shares registered in the same name and address. You may do this by contacting our transfer agent, EquiServe Trust Company, N.A., at (800) 253-6057.

Q. *Who can attend the Annual Meeting?*

A. All shareholders of record as of the close of business on March 10, 2003, can attend. Seating, however, is limited. Attendance at the Meeting will be on a first-come, first-served basis, upon arrival at the Meeting. Photographs will be taken at the Annual Meeting. We may use these photographs in publications. If you attend the Meeting, we assume we have your permission to use your picture.

Q. *What do I need to do to attend the Annual Meeting?*

A. To attend the Meeting, please follow these instructions:

- If you vote by using the enclosed proxy card, check the appropriate box on the card.
- If you vote by internet or telephone, follow the instructions provided for attendance.
- If a broker or other nominee holds your shares, bring proof of your ownership with you to the Meeting.
- To enter the Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet.
- If you do not have an Admission Ticket, go to the Special Registration desk upon arrival at the Meeting.

Seating at the Meeting will be on a first-come, first-served basis, upon arrival at the Meeting.

Q. *Can I bring a guest?*

A. Yes. If you plan to bring a guest to the Meeting, check the appropriate box on the enclosed proxy card or follow the instructions on the internet or telephone. When you go through the registration area at the Meeting, be sure your guest is with you.

Q. *What is the quorum requirement of the Meeting?*

A. A majority of the outstanding shares on March 10, 2003, constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum, but neither will be counted as votes cast. On March 3, 2003, there were 286,737,923 shares outstanding.

Q. *How do I recommend someone to be a director?*

A. You may recommend any person to be a director by writing to James M. Quinn, Secretary and Assistant General Counsel, Eastman Kodak Company, 343 State Street, Rochester, New York 14650-0218. You must include a description of your nominee's principal occupations or employment over the last five years and a statement from your nominee indicating that he or she will serve if elected. The Corporate Responsibility and Governance Committee will consider persons recommended by shareholders.

Q. *How much did this proxy solicitation cost?*

A. The Company hired Georgeson Shareholder Communications Inc. to assist in the distribution of proxy materials and solicitation of votes. The estimated fee is $18,500 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to shareholders.

Q. *When are the shareholder proposals due for the 2004 Annual Meeting?*

A. Shareholder proposals must be in writing, received by November 21, 2003, and addressed to:

James M. Quinn, Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, New York 14650-0218

Q. *What other information about Kodak is available?*

A. The following information is available:

- Annual Report on Form 10-K.
- Transcript of the Annual Meeting.
- Plan descriptions, annual reports, and trust agreements and contracts for the pension plans of the Company and its subsidiaries.
- Diversity Report; Form EEO-1.
- Health, Safety and Environment Annual Report on Kodak's website at www.kodak.com/go/HSE.
- Corporate Responsibility Principles on Kodak's website at www.kodak.com/US/en/corp/principles.
- Governance Guidelines on Kodak's website at www.kodak.com/US/en/corp/principles/governance.shtml.
- Business Conduct Guide on Kodak's website at www.kodak.com/US/en/corp/principles/businessConduct.shtml.

You may request copies by contacting:

Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, New York 14650-0211
(585) 724-5492

Householding of Disclosure Documents

The Securities and Exchange Commission has adopted a rule concerning the delivery of disclosure documents. The rule allows us to send a single set of any proxy, information statement, annual report and prospectus to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This rule benefits both you and Kodak. It reduces the volume of duplicate information received at your household and helps Kodak reduce expenses. The rule applies to Kodak's annual reports, proxy statements, information statements and prospectuses. Each shareholder will continue to receive a separate proxy card or voting instruction card.

If your household received a single set of disclosure documents for this year, but you would prefer to receive your own copy, please contact our transfer agent, EquiServe Trust Company, N.A., by calling their toll free number, (800) 253-6057.

If you would like to receive your own set of Kodak's disclosure documents in future years, follow the instructions described below. Similarly, if you share an address with another Kodak shareholder and together both of you would like to receive only a single set of Kodak's disclosure documents, follow these instructions:

- If your Kodak shares are registered in your own name, please contact our transfer agent, EquiServe Trust Company, N.A., and inform them of your request by phone: (800) 253-6057, or by mail: P.O. Box 43016, Providence, RI 02940-3016.
- If a broker or other nominee holds your Kodak shares, please contact ADP and inform them of your request by phone: (800) 542-1061, or by mail: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Be sure to include your name, the name of your brokerage firm and your account number.

Audio Webcast of Annual Meeting Available on the Internet

Kodak's Annual Meeting will be webcast live. If you have internet access, you can access the webcast by going to Kodak's Investor Center web page at the following address:

www.kodak.com/US/en/corp/investorCenter/investorsCenterHome.shtml

This webcast is listen only. You will not be able to ask questions.

The Annual Meeting audio webcast will be available on Kodak's website for a short period of time after the Meeting.

Proposals to be Voted On

MANAGEMENT PROPOSALS

ITEM 1 — Election of Directors

Kodak's By-Laws require us to have at least nine directors but no more than 18. The number of directors is set by the Board and is currently 12. Mr. Carp is the only director who is an employee of the Company. The Board is divided into three classes of directors with overlapping three-year terms. There are four Class I directors whose terms expire at the 2003 Annual Meeting.

Nominees for election as Class I directors are:

Martha Layne Collins
Timothy M. Donahue
Delano E. Lewis
Paul H. O'Neill

These nominees agree to serve a three-year term. Mr. O'Neill was a director of the Company from December 1997 to December 2000 and rejoined our Board of Directors effective February 19, 2003. Gov. Collins and Messrs. Donahue and Lewis were previously elected by shareholders. Information about them is provided beginning on page 89.

The nominee for election as a Class II director is:

William H. Hernandez

The nominee agrees to serve a one-year term. Mr. Hernandez joined our Board of Directors effective February 24, 2003, and is standing for election by you for the first time. Information about him is provided beginning on page 90.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy. This new director will serve until the next Annual Meeting.

The Board of Directors recommends a vote FOR the election of directors.

ITEM 2 — Ratification of Election of Independent Accountants

PricewaterhouseCoopers LLP has been the Company's independent accountants for many years. The Board, on the recommendation of its Audit Committee, elected PricewaterhouseCoopers LLP the Company's independent accountants to serve until the 2004 Annual Meeting.

Representatives of PricewaterhouseCoopers LLP will attend the Meeting to respond to questions and, if they desire, to make a statement.

The Board of Directors recommends a vote FOR the ratification of election of PricewaterhouseCoopers LLP as independent accountants.

SHAREHOLDER PROPOSALS

ITEM 3 — Shareholder Proposal — Indexed Options

Plumbers & Pipefitters National Pension Fund, 103 Oronoco St., Alexandria, VA, 22314-2105, owner of 15,400 shares, submitted the following proposal:

"Resolved, that the shareholders of Eastman Kodak (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. We believe it has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

This resolution advocates performance-based stock options. It defines performance-based stock options as indexed options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. It should be noted that there are other forms of indexed options that use other types of market indices. The resolution requests that the Company's Board ensure that future Company stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better than that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform."

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Company's current stock option plan (the 2000 Omnibus Long-Term Compensation Plan) was approved by the shareholders at the 1999 Annual Meeting. Like all of the Company's executive compensation programs, this plan is overseen by the Executive Compensation and Development Committee of the Board of Directors (the "Committee"). Under this plan's management stock option program, options are awarded to participating employees based in large part on their performance potential. Management recommends grant levels for each of the Company's executive officers, subject to review and approval by the Committee. Options are priced at 100% of the fair market value of the Company's stock on the day of grant.

The Company believes this program aligns its executives with the other owners of the Company and provides its executives with the necessary incentives, while still linking their awards to their performance. The proposed plan, tying an option's exercise price to an industry peer group stock performance index, is both unnecessary and unworkable.

An indexed options plan is unnecessary because the Company's current plan works well. The current plan does not require that executives receive option awards at specific levels. Under the plan management uses external survey data to set suggested award ranges for different levels of executives, but reserves substantial discretion as to the size of awards within, above or beneath these ranges, based on performance potential. Individual performance with a substantial positive impact on corporate results can be rewarded, and distinguished from less superior performance.

The proposal is unworkable for a number of reasons. First, it does not take into account the complex business environment in which the Company operates. The Company currently consists of approximately fifty strategic product groups within three major segments. The products sold by these groups are quite diverse, ranging from scanners, to consumer film, to medical x-ray film, to digital cameras and beyond. As a result, the Company competes in many different marketplaces influenced by many different forces, and against many disparate companies. Indexing exercise prices to any industry peer group, even the group suggested by the proponent, would not allow the Company to distinguish among different levels of performance by executives working under varying market conditions in these very different strategic product groups.

In addition, an indexed options plan would raise complex financial and accounting issues. Under such a plan strike prices would vary widely over time in accordance with the relative performances of the Company and its peer group, requiring elaborate and burdensome calculations each quarterly financial reporting period.

Use of indexed options results in variable accounting treatment under GAAP, requiring a quarterly charge to earnings. In contrast, GAAP does not require expense treatment for fixed term stock options, e.g., options with no performance conditions attached. Thus, regardless of the merits of indexed options from a compensation standpoint, current accounting rules effectively make it financially illogical to award them. The charges resulting from the use of indexed options could depress and add artificial volatility to the Company's earnings, clearly an outcome contrary to the best interests of shareholders.

In large part due to the concerns previously identified, extremely few companies presently grant indexed stock options. Forcing the Company to grant indexed options could place it at a substantial disadvantage in recruiting and retaining executives in competition with other companies not burdened with similar requirements.

The Board of Directors recommends a vote AGAINST this proposal.

ITEM 4 — Shareholder Proposal — Option Expensing

Massachusetts Laborers' Pension Fund, 14 New England Executive Park, Suite 200, P.O. Box 4000, Burlington, MA 01803-0900, owner of 12,800 shares, submitted the following proposal:

"Resolved, that the shareholders of Eastman Kodak Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our company has yet to act. We urge your support."

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Shareholder proposal requests the Company to report the cost of its stock options annually as an expense in its income statement. The proponent believes that this would more accurately reflect the Company's operational earnings. The Company understands and shares the proponent's desire that the Company's operational earnings be reported in an accurate and sound manner. Moreover, the Company does not object to the idea of uniformly requiring all public companies to properly reflect the cost of stock options in their income statements. For reasons stated below, however, we do not believe that expensing options would, at the present time, be in the best interests of either the Company or its shareholders.

As a starting point, the Company believes stock options are an important component of its compensation program. They are a valuable tool for recruiting and retaining the talent critical to the Company's long-term success. Options encourage employees to act as owners, which helps align their interests with the Company's shareholders. The Company's use of stock options has been, and will continue to be, appropriate and judicious.

We should also mention by way of introduction that there is no present requirement that the Company recognize an expense for stock options in its income statement. The Company is presently in full compliance with the current rules regarding accounting for stock options. Current accounting rules give companies a choice in accounting for stock options. Companies may account for stock-based compensation under either the fair value method under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") or the intrinsic value method provided by Accounting Principles Board Opinion No. 25 ("APB No. 25"). If a company adopts the latter choice, it is required to make pro forma disclosure in the footnotes to its financial statements using the measurement provisions of SFAS No. 123.

The Company, like substantially all public companies, accounts for stock options using the intrinsic value method prescribed by APB No. 25. The "intrinsic value" of the option is the amount by which the quoted market price of the stock exceeds the exercise price of the option on the date of grant. The Company's stock options have always had a zero intrinsic value on the date of grant since we have routinely set the exercise price equal to the market price on the date of grant.

In contrast, the fair value method computes compensation expense based on the fair value of the options at the date of grant. "Fair value" is determined using an option-pricing model that takes into account multiple factors and assumptions in estimating value.

The Company has two major concerns with regard to the use of the fair value method. First, there is no present uniform, accurate and tested methodology for computing the "fair value" of an employee stock option. One of the most widely used valuation techniques, the Black-Scholes model, was developed to value short-term publicly traded options. It was never intended to be used to value employee stock options which, unlike publicly traded options, are private, long-term, non-transferable, forfeitable and often subject to significant restrictions. Consequently, it is a very imprecise tool for measuring the "fair value" of an employee stock option. Our other concern is that each of these valuation models relies on a number of subjective assumptions, some of which, like stock price volatility and expected option life, are particularly hard to predict. The values determined using these models tend to be highly sensitive to these assumptions and can vary significantly depending on the assumptions made. Consequently, not only are companies not using the same valuation model, but they are also using wildly different assumptions when applying these models.

Given these present uncertainties surrounding the application of the fair value method, we believe it is presently premature for the Company to change its accounting policy. This is especially true since current accounting rules effectively make a decision to change to the fair value method irrevocable. The Company feels it is in the best interest of our shareholders to continue to follow the most widely used accounting standard, the intrinsic value method prescribed by APB No. 25, and wait until this debate is resolved prior to implementing any material change.

We also believe that the Company could be placed at a significant competitive disadvantage if it were to begin at this time recognizing stock option expense in its income statement. Almost all of the Company's competitors do not presently recognize expense for stock options in their income statements. Adoption of the proposal may disadvantage our shareholders by making it more difficult for investors to compare the Company's performance with that of its competitors. We feel it is in our shareholders' best interest to report our financial statements in a manner that is not only consistent with GAAP, but also allows for easy comparison with our competitors.

The Company already provides extensive financial disclosure regarding its stock option activity. As required under current accounting practices, the Company discloses in the footnotes to its financial statements the information that the proposal would require to be included in the income statement itself. Thus, adopting the proposal would not necessarily provide investors any additional financial information. Moreover, the cost of stock options is already reflected in the income statement in the diluted earnings per share calculation. In making this calculation, the Company is required to

assume all in-the-money stock options have been exercised. If expensing were also required, the impact of stock options could be double counted in the calculation of diluted earnings per share: first as an increase in the number of shares outstanding and second as a charge against reported earnings.

In summary, we share the proponent's concern for accurately reporting the Company's operational earnings. We are committed to producing financial information that is both accurate and subject to easy comparison with our competitors. We believe, however, that the best way to accomplish these objectives at this time is to retain the current accounting policy with respect to stock options. When and if the pending debate results in new accounting rules regarding the expensing of stock options, the Company will promptly take the necessary action to conform to these changes.

The Board of Directors recommends a vote AGAINST this proposal.

ITEM 5 — Shareholder Proposal — Chemicals Policy

Donald Naulin, 8 Baymon Dr., Rochester, NY 14624, owner of 88 shares, submitted the following proposal:

"Whereas, dioxins and many similar chemicals containing chlorine are extremely toxic, get more concentrated higher on the food chain (bioaccumulate) and are found in food and mothers' milk at levels that cause negative health effects in children;

Whereas, while the Environmental Protection Agency has found that any emission of these extremely toxic pollutants is of concern, and many governments are working toward their virtual elimination, companies are not required to develop and report options for eliminating these pollutants under existing federal laws;

Whereas, exposure to these pollutants is associated with many health effects, including cancer, diabetes, endometriosis, immune dysfunctions and a range of children's developmental and learning problems;

Whereas, these pollutants are often created inadvertently, by reactions involving chlorine, in many industrial processes;

Whereas, generating these pollutants is known to be unnecessary and costly to companies and economies, because their generation can be eliminated cost effectively with sound planning based on sound information;

Whereas, processes used by Eastman Kodak at Kodak Park generate these pollutants, including dioxins, the most toxic synthetic chemicals known; and Kodak's *Vision of Environmental Responsibility* affirms: "Eastman Kodak is recognized as a world-class company, and the leading imaging company, in protecting the quality of the environment and the health and safety of its employees, customers, and the community in which it operates"; indicating that we have an obligation to demonstrate leadership in researching and implementing processes which result in virtual elimination of these pollutants.

BE IT RESOLVED: The shareholders request that Kodak:
1) Adopt a plan for virtual elimination of persistent bioaccumulative pollutants at Kodak Park which A) identifies, for each building, all inputs and uses of chlorine, any sources of dioxin and other bioaccumulative pollutants, and options for elimination of these chemicals, and B) implements the most effective option; and 2) Provide an annual summary report to shareholders on these virtual elimination options and progress toward these goals.

Supporting Statement: This policy makes business sense because preventing pollution is cost effective in the short term and avoids costly long-term liabilities related to toxic chemical exposures.

It will improve our company's image if Kodak goes beyond its existing policy to minimize pollution and joins the new efforts for virtual elimination of toxic bioaccumulative pollutants.

This builds upon existing Kodak efforts to implement non-toxic production strategies.

If you AGREE, please mark your proxy for this resolution."

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

For many years the Company has designed, implemented and conducted far reaching health, safety, and environmental programs, which have reduced the use and release of toxic chemicals generally, including the use and release of bioaccumulative materials. In 1998 the Company publicly announced a comprehensive series of environmental performance improvement goals. The Company's aggressive efforts toward achieving these goals have reduced emissions, conserved natural resources and strengthened the environmental management systems at its facilities worldwide. Significant reductions in the use and release of bioaccumulative materials have been realized.

The Company's health, safety and environmental goals, the Company's progress in achieving them, and the nature and results of the Company's programs are made available to shareholders and the public generally in the Company's Health, Safety and Environment Annual Report. Indeed, much of the information requested in the proposal is already included in this report, which is available on-line at: www.Kodak.com/go/HSE. In addition, the Company is required to disclose extensive information about emissions of chemicals listed on the U.S. government's Toxics Release Inventory, including bioaccumulative materials. This information is available to the public at www.epa.gov/tri.

This shareholder proposal requests the Company to provide more extensive, detailed information than is required by generally accepted accounting principles (GAAP) and the SEC. The Company complies with all the requirements of GAAP and the SEC, including those related to environmental matters. All material information regarding the Company's environmental liabilities is disclosed.

The Company already has taken significant action to reduce the use and emission of toxic chemicals including bioaccumulative materials. We believe the Company's environmental disclosures in its Annual Report and on Forms 10-K and 10-Q, as well as the availability of an easy-to-read description of the Company's environmental programs and performance in its Health, Safety and Environment Annual Report, meet the information needs of shareholders.

The Board of Directors recommends a vote AGAINST this proposal.

Nominees to Serve a Three-Year Term Expiring at the 2006 Annual Meeting (Class I Directors)


MARTHA LAYNE COLLINS

MARTHA LAYNE COLLINS *Director since May 1988*
Governor Collins, 66, is Executive Scholar in Residence at Georgetown College, a position she assumed in August 1998, after having been Director, International Business and Management Center, at the University of Kentucky since July 1996. From 1988 to 1997, she was President of Martha Layne Collins and Associates, a consulting firm, and from July 1990 to July 1996, she was President of St. Catharine College in Springfield, Kentucky. Following her receipt of a BS degree from the University of Kentucky, Governor Collins taught from 1959 to 1970. After acting as Coordinator of Women's Activities in a number of political campaigns, she served as Clerk of the Supreme Court of the Commonwealth of Kentucky from 1975 to 1979. She was elected to a four-year term as Governor of the Commonwealth of Kentucky in 1983 after having served as Lieutenant Governor from 1979 to 1983. Governor Collins, who has served as a Fellow at the Institute of Politics, Harvard University, is a director of R. R. Donnelley & Sons Company and BB&T.


TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*
Mr. Donahue, 53, has served as President and Chief Executive Officer of Nextel Communications, Inc. since August 1999. He began his career with Nextel in January 1996 as President and Chief Operating Officer. Mr. Donahue has served as Chairman of the Cellular Telecommunications & Internet Association (CTIA), the industry's largest and most respected association. Mr. Donahue has also been named by *BusinessWeek* as "One of the Best Managers in 2002." Before joining Nextel, he served as Northeast Regional President for AT&T Wireless Services operations from 1991 to 1996. Mr. Donahue started his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the US central region. He is a graduate of John Carroll University with a BA in English Literature.


DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*
Mr. Lewis, 64, is the former Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and Chief Executive Officer of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and Chief Executive Officer of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis received a BA from University of Kansas and a JD from Washburn School of Law. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.


PAUL H. O'NEILL

PAUL H. O'NEILL *Director since February 2003*
Mr. O'Neill, 67, served as Secretary of the Treasury of the United States from 2001 to 2002. Previously he was Chairman of Alcoa and held that position from April 1987 to December 2000. From April 1987 until May 1999, he also held the position of Chief Executive Officer. Prior to joining Alcoa, Mr. O'Neill served as President of International Paper Company from 1985 to 1987, after having joined that company in 1977. Mr. O'Neill began his career as an engineer for Morrison-Knudsen, Inc., worked as a computer systems analyst with the U.S. Veterans Administration from 1961 to 1966, and served on the staff of the U.S. Office of Management and Budget from 1967 to 1977. He was Deputy Director of OMB from 1974 to 1977. Mr. O'Neill received a BA degree in economics from Fresno State College and a master's degree in public administration from Indiana University. Mr. O'Neill previously served as a director of Eastman Kodak Company from December 1997 to December 2000.

Nominee to Serve a One-Year Term Expiring at the 2004 Annual Meeting (Class II Director)

WILLIAM H. HERNANDEZ *Director since February 2003*
Mr. Hernandez, 54, is Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc., a diversified manufacturer of protective and decorative coatings, flat glass, fabricated glass products, continuous strand fiberglass, and industrial and specialty chemicals for a variety of industries. Prior to assuming his current duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions at Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and Chief Financial Officer, Borg-Warner Automotive, Inc. Earlier in his career, he was a financial analyst for Ford Motor Company. Mr. Hernandez received a BS degree from the Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Mr. Hernandez is a Certified Management Accountant. He is also a director of Pentair, Inc.


WILLIAM H. HERNANDEZ

Directors Continuing to Serve a Three-Year Term Expiring at the 2004 Annual Meeting (Class II Directors)

WILLIAM W. BRADLEY *Director since May 2001*
Senator Bradley, 59, is a Managing Director of Allen & Company LLC. Additionally, he is Chief outside advisor to McKinsey & Company's non-profit practice. From 1997 to 1999, he was a Senior Advisor and Vice Chairman-of-the International Council of JP Morgan & Co., Inc. During that time, he also served as an essayist for CBS evening news, a visiting professor at Stanford University, Notre Dame University and the University of Maryland. Senator Bradley served in the U.S. Senate from 1979 to 1997 representing the state of New Jersey. Prior to serving in the Senate, he was an Olympic gold medalist in 1964 and a professional basketball player with the New York Knicks from 1967 to 1977 during which time they won two world championships. Senator Bradley holds a BA degree in American History from Princeton University and an MA degree from Oxford University where he was a Rhodes Scholar. He has authored five books on American politics, culture and economy.


WILLIAM W. BRADLEY

HECTOR DE J. RUIZ *Director since January 2001*
Dr. Ruiz, 57, joined AMD in January of 2000. Prior to being appointed President and Chief Executive Officer, Dr. Ruiz served as AMD's President and Chief Operating Officer. His career spans more than 30 years with leading technology firms including Texas Instruments and Motorola, where he served as President of the company's Semiconductor Products Sector. Dr. Ruiz is actively committed to education, and serves on the Foundation Advisory Council for the College of Engineering at the University of Texas. He was appointed to the Texas Higher Education Coordinating Board in 1999. Dr. Ruiz earned a bachelor's and a master's degree in electrical engineering from the University of Texas at Austin before earning his doctorate in electronics from Rice University in Houston.


HECTOR DE J. RUIZ

LAURA D'ANDREA TYSON *Director since May 1997*
Dr. Tyson, 55, is Dean of London Business School, a position she accepted in January 2002. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held since July 1998. Previously, she was Professor of, and holder of the Class of 1939 Chair in, Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administration, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies, and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. Dr. Tyson holds a BA degree from Smith College and a Ph.D. degree in economics from the Massachusetts Institute of Technology. Dr. Tyson is the author of numerous articles on economics, economic policy and international competition. She is a director of Human Genome Sciences, Inc., Morgan Stanley and SBC Communications, Inc.


LAURA D'ANDREA TYSON

Directors Continuing to Serve a Three-Year Term Expiring at the 2005 Annual Meeting (Class III Directors)

RICHARD S. BRADDOCK *Director since May 1987*

Mr. Braddock, 61, is Chairman of priceline.com. He has been Chairman since August 1998. He was CEO from July 1998 to June 2000 and from May 2001 to December 2002. He was Chairman of True North Communications from July 1997 to January 1999. He was a principal of Clayton, Dubilier & Rice from June 1994 until September 1995. From January 1993 until October 1993, he was Chief Executive Officer of Medco Containment Services, Inc. From January 1990 through October 1992, he served as President and Chief Operating Officer of Citicorp and its principal subsidiary, Citibank, N.A. Prior to that, he served for approximately five years as Sector Executive in charge of Citicorp's Individual Bank, one of the financial services company's three core businesses. Mr. Braddock graduated from Dartmouth College with a degree in history, and received his MBA degree from the Harvard School of Business Administration. He is a Director of Cadbury Schweppes and priceline.com.


RICHARD S. BRADDOCK

DANIEL A. CARP *Director since December 1997*

Mr. Carp, 54, is Chairman, Chief Executive Officer, President and Chief Operating Officer of Eastman Kodak Company. He became Chairman on December 8, 2000. He was elected CEO effective January 1, 2000. He was President from January 1, 1997 until April 2001 and was re-elected President in January 2002. Mr. Carp served as Executive Vice President and Assistant Chief Operating Officer from November 1995 to January 1997. Mr. Carp began his career with Kodak in 1970 and has held a number of increasingly responsible positions in market research, business planning, marketing management and line of business management. In 1986, Mr. Carp was named Assistant General Manager of the Latin American Region and in September 1988, he was elected a Vice President and named General Manager of that region. In 1991, he was named General Manager of the European Marketing Companies and, later that same year, General Manager, European, African and Middle Eastern Region. He holds a BBA degree in quantitative methods from Ohio University, an MBA degree from Rochester Institute of Technology and an MS degree in management from the Sloan School of Management, Massachusetts Institute of Technology. Mr. Carp is a director of Texas Instruments Inc.


DANIEL A. CARP

DURK I. JAGER *Director since January 1998*

Mr. Jager, 59, is the former Chairman of the Board, President and Chief Executive Officer of The Procter & Gamble Company. He left these positions in July 2000. He was elected to the position of Chief Executive Officer in January 1999 and Chairman of the Board effective September 1999, while continuing to serve as President since 1995. He served as Executive Vice President from 1990 to 1995. Mr. Jager joined The Procter & Gamble Company in 1970 and was named Vice President in 1987. He graduated from Erasmus Universiteit, Rotterdam, The Netherlands. Mr. Jager is a member of the supervisory Board of Royal KPN (The Netherlands) and a director of Chiquita Brands International, Inc. and Polycom Inc.


DURK I. JAGER

DEBRA L. LEE *Director since September 1999*

Ms. Lee, 48, is President and Chief Operating Officer of BET Holdings, Inc. (BET). She joined BET in 1986 as Vice President and General Counsel. In 1992, she was elected Executive Vice President of Legal Affairs and named Publisher of BET's magazine division, in addition to serving as General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee holds a BA degree from Brown University and MA and JD degrees from Harvard University. She is affiliated with several professional and civic organizations. Ms. Lee is a director of WGL Holdings, Inc. and Genuity, Inc.


DEBRA L. LEE

BOARD COMMITTEES

The Board has the committees listed below. All committee members are non-employee, independent directors as defined by the New York Stock Exchange (NYSE) listing standards.

Audit Committee — 11 meetings in 2002

- discussed the independence of the independent accountants;
- discussed the quality of the accounting principles used to prepare the Company's financial statements;
- reviewed the Company's periodic financial statements;
- oversaw the Company's compliance with requirements of the Sarbanes-Oxley Act, SEC rules and draft New York Stock Exchange listing requirements;
- recommended the firm that Kodak should retain as independent accountants;
- reviewed the audit and non-audit activities of both the independent accountants and the internal audit staff of the Company;
- received and analyzed reports from the Company's independent accountants and internal audit staff;
- met separately and privately with the independent accountants and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities has not been restricted and that adequate responses to their recommendations have been received; and
- revised the Committee's written charter.

Corporate Responsibility and Governance Committee — 3 meetings in 2002

- approved a charter that anticipates the requirements of the proposed new listing standards of the New York Stock Exchange regarding corporate governance policies and processes;
- reviewed and analyzed the Company's governance in light of the provisions of the Sarbanes-Oxley Act and the new listing standards of the New York Stock Exchange;
- discussed revisions to the Company's governance guidelines;
- approved the formation of a director education program;
- reviewed the Company's corporate responsibility principles;
- recommended the appointment of a presiding director;
- met with the Company's Diversity Advisory Panel to discuss its preliminary findings; and
- made recommendations regarding Board candidates.

Executive Compensation and Development Committee — 8 meetings in 2002

- completed a study of the market competitiveness of the compensation paid to the Company's senior executive officers;
- revised the Committee's charter in anticipation of the adoption of the proposed new listing standards of the New York Stock Exchange regarding corporate governance policies and processes;
- reviewed the Company's executive compensation practices in light of the enactment of the Sarbanes-Oxley Act;
- reviewed and revised the Company's executive compensation strategy and principles;
- selected a peer group to assist in measuring the market competitiveness of the compensation paid to the Company's senior executive officers;
- reviewed the Company's executive development process;
- set the compensation for the CEO and reviewed the compensation recommendation for the Company's other executive officers;
- approved the Executive Incentive Program; and
- granted and certified awards under the Company's compensation plans.

Finance Committee — 4 meetings in 2002

- reviewed the Company's financing strategies including dividend declaration, capital expenditures, debt issuances and foreign exchange and commodity hedging;
- reviewed cash flow, balance sheet performance and credit ratings;
- reviewed significant acquisitions, divestitures, and joint ventures; and
- reviewed the investment performance and the administration of the Company's defined benefit pension plan.

Committee Membership

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	X		X*	
William M. Bradley		X		X
Martha Layne Collins	X	X		
Timothy M. Donahue	X		X	
William H. Hernandez	X	X		
Durk I. Jager			X	X*
Debra L. Lee		X*		X
Delano E. Lewis		X		X
Paul H. O'Neill			X	X
Hector de J. Ruiz	X*		X	
Laura D'Andrea Tyson		X		X

**Chairman*

MEETING ATTENDANCE

The Board held a total of eleven meetings in 2002. Each director attended at least 76% of the meetings of the Board and committees of the Board on which the director served. The average attendance by all directors was over 90%.

DIRECTOR COMPENSATION

Annual Payments

Non-employee directors receive:

- $65,000 as a retainer, at least half of which must be taken in stock or deferred into stock units;
- 2,000 stock options; and
- reimbursement of out-of-pocket expenses for the meetings they attend.

The employee director receives no additional compensation for serving on the Board.

A change in the timing of the annual stock option grant to the non-employee directors was approved by the Board of Directors in October 2002. In order for it to coincide with the Company's annual management stock option grant, this grant will now be made in the fourth quarter, rather than the first quarter, of each year. As a result of this change, two grants were made in 2002; one in January 2002 and the other in November 2002. The next stock option grant to the Company's non-employee directors will be awarded in the fourth quarter of 2003.

Mr. Braddock will receive a retainer of $100,000 per year for his services as presiding director in addition to his annual retainer as a director.

Deferred Compensation

Non-employee directors may defer some or all of their compensation into a phantom Kodak stock account or into a phantom interest-bearing account. Four current directors deferred compensation in 2002. In the event of a change in control, the amounts in the phantom accounts will generally be paid in a single cash payment.

Life Insurance

The Company provides $100,000 of group term life insurance to each non-employee director. This decreases to $50,000 at retirement or age 65, whichever occurs later.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to $1,000,000 following a director's death to a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Mr. Braddock and Gov. Collins continue to participate in the program.

Beneficial Security Ownership of Directors, Nominees and Executive Officers

Directors, Nominees and Executive Officers	Number of Common Shares Owned on January 2, 2003
Richard S. Braddock	26,893 [a] [b]
William W. Bradley	6,120 [a] [b]
Robert H. Brust	216,994 [a] [b]
Daniel A. Carp	1,126,870 [a] [b]
Martha Layne Collins	18,889 [a] [b]
Martin M. Coyne	259,439 [a] [b]
Timothy M. Donahue	8,292 [a] [b]
William H. Hernandez[d]	2,055 [a]
Durk I. Jager	18,171 [a] [b]
Debra L. Lee	11,180 [b]
Delano E. Lewis	6,236 [a] [b]
Michael P. Morley	305,023 [a] [b]
Paul H. O'Neill[d]	2,090 [a]
Daniel P. Palumbo	92,587 [a] [b]
Hector de J. Ruiz	8,697 [b]
Laura D'Andrea Tyson	10,235 [a] [b]
All Directors, Nominees and Executive Officers as a Group (27), including the above	2,930,227 [a] [b] [c]

(a) Includes the following Kodak common stock equivalents, which are held in deferred compensation plans: R. S. Braddock – 6,006; W. W. Bradley – 458; R. H. Brust – 11,673; D. A. Carp – 193,803 ; M. L. Collins – 9,689; M. M. Coyne – 15,010; T. M. Donahue – 2,292; W. H. Hernandez – 555; D. I. Jager – 9,171; D. E. Lewis – 2,036; M. P. Morley – 42,016; P. H. O'Neill – 1,090; D. P. Palumbo – 12,505; L. D. Tyson – 1,315; and all directors, nominees and executive officers as a group – 400,125.

(b) Includes the following number of shares which may be acquired by exercise of stock options: R. S. Braddock – 6,000; W. W. Bradley – 4,000; R. H. Brust – 184,622; D. A. Carp – 891,086; M. L. Collins – 6,000; M. M. Coyne – 231,473; T. M. Donahue – 4,000; D. I. Jager – 6,000; D. L. Lee – 6,000; D. E. Lewis – 4,000; M. P. Morley – 259,671; D. P. Palumbo – 70,977; H. de J. Ruiz – 4,000; L. D. Tyson – 6,000; and all directors, nominees and executive officers as a group – 2,284,195.

(c) The total number of shares beneficially owned by all directors, nominees and executive officers as a group is less than 1% of the Company's outstanding shares.

(d) Messrs. O'Neill and Hernandez joined the Company's Board of Directors in February 2003, and they are included here for informational purposes only. Their shareholdings, shown here as of March 14, 2003, are not included in the totals shown above and in these footnotes for all directors, nominees and executive officers as a group.

The above table reports beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. This means all Company securities over which the directors, nominees and executive officers directly or indirectly have or share voting or investment power are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Eastman Kodak Shares Program and the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

Transactions with Management

Under Mr. Brust's December 20, 1999, offer letter, the Company loaned Mr. Brust, Chief Financial Officer and Executive Vice President, the sum of $3,000,000 at an annual interest rate of 6.21%, the applicable federal rate for mid-term loans, compounded annually, in effect for January 2000. The unsecured loan is evidenced by a promissory note dated January 6, 2000. Under Mr. Brust's November 12, 2001, amended offer letter, a portion of the principal and all of the accrued interest on the loan is to be forgiven on each of the first seven anniversaries of the loan. Mr. Brust is not entitled to forgiveness on any anniversary date if he voluntarily terminates his employment or is terminated for cause on or before the anniversary date. The balance due under the loan on December 31, 2002, was $2,100,000.

In March 2001, the Company loaned Mr. Carp, Chairman, President and Chief Executive Officer, $1,000,000 for the purchase of a home. The loan is unsecured and bears interest at 5.07% per year, the applicable federal rate for mid-term loans, compounded annually, in effect for March 2001. The entire amount of the loan and all accrued interest is due upon the earlier of March 1, 2006, or the date of Mr. Carp's termination of employment from the Company. The loan is evidenced by a promissory note dated March 2, 2001. The balance due under the loan on December 31, 2002, was $1,095,068.

Compensation of Named Executive Officers

The individuals named in the following table are the Company's Chief Executive Officer and the four other named executive officers under Section 229.402(a)(3) of Volume 17 of the Code of Federal Regulations during 2002. The figures shown include both amounts paid and amounts deferred.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation: Salary	Annual Compensation: Bonus[a]	Annual Compensation: Other Annual Compensation[b]	Long-Term Compensation – Awards: Restricted Stock Awards[c]	Long-Term Compensation – Awards: Securities Underlying Options/SARs[d]	Long-Term Compensation – Payouts: LTIP Payouts[e]	All Other Compensation[f]
D. A. Carp	2002	$1,030,769	$2,327,325	$26,030	$4,249,010	175,000	0	$0
Chairman & CEO	2001	1,000,000	507,500	25,695	2,968,751	410,000	0	0
	2000	1,000,000	598,500	—	—	100,000	0	0
R. H. Brust	2002	635,828	669,240	—	424,162	42,000	0	487,768
Exec. V. P. & CFO	2001	585,003	151,200	—	430,414	78,000	0	827,923
	2000	492,764	225,720	—	467,542	228,000	0	1,269
M. M. Coyne	2002	719,692	889,746	20,953	291,332	36,000	0	0
Exec. V. P.	2001	667,984	176,400	—	553,447	95,000	0	0
	2000	449,449	400,075	—	409,375	146,000	0	0
M. P. Morley	2002	491,154	514,800	—	368,669	35,000	0	0
Exec. V. P. & CAO	2001	466,095	136,000	—	430,414	42,000	0	0
	2000	393,186	184,680	—	—	73,000	0	0
D. P. Palumbo	2002	514,154	517,195	—	365,915	169,443	0	32,055
Sr. V. P.	2001	490,384	132,680	—	461,070	36,400	0	30,547
	2000	353,346	154,465	—	310,000	120,000	0	50,048

(a) This column shows Executive Compensation for Excellence and Leadership Plan (EXCEL), and its predecessor, Management Variable Compensation Plan, awards for services performed, not paid, in each year indicated. For M. P. Morley for 2002, the amount also includes a retention bonus of $20,000 paid under his March 13, 2001 retention agreement.

(b) Where no amount is shown, the value of personal benefits provided was less than the minimum amount required to be reported. For D. A. Carp, the amounts shown in this column represent tax payments made by the Company relating to his use of Company transportation. The Company requires D. A. Carp to use Company transportation for security reasons. For M. M. Coyne, the amount shown in this column represents tax payments made by the Company relating to his use of Company transportation and other Company paid travel expenses.

(c) The awards shown represent grants of restricted stock or restricted stock units valued as of the date of grant. Dividends are paid on the restricted shares and restricted units as and when dividends are paid on Kodak common stock. The restrictions on the awards granted under the Executive Incentive Program lapse on December 31, 2003.

D. A. Carp – For 2002, 100,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 18,611 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 20,000 shares granted in recognition of his election as Chairman, valued on January 12, 2001, at $40.875 per share and 52,630 shares granted in substitution of, and not in addition to, the stock option grants the named executives would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001, at $40.875 per share.

R. H. Brust – For 2002, 5,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 7,771 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 10,530 shares granted in substitution of, and not in addition to, the stock option grants the named executives would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001, at $40.875 per share. For 2000, 11,625 shares granted as a signing bonus valued on January 3, 2000, at $40.2187 per share.

M. M. Coyne – For 2002, 9,413 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 13,540 shares granted in substitution of, and not in addition to, the stock option grants the named executives would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001, at $40.875 per share. For 2000, 10,000 shares granted in recognition of his appointment as Group Executive of the Photography Group, valued on October 2, 2000 at $40.9375.

M. P. Morley - For 2002, 5,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 5,978 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 10,530 shares granted in substitution of, and not in addition to, the stock option grants the named executives would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001, at $40.875 per share.

D. P. Palumbo - For 2002, 5,000 shares granted as a retention based award, valued on December 2, 2002 at $36.73 per share and 5,889 shares awarded under the Executive Incentive Program, valued on February 18, 2003 at $30.95 per share. For 2001, 11,280 shares granted in substitution of, and not in addition to, the stock option grants the named executives would otherwise have received in January 2001 under the management stock option program, valued on January 16, 2001, at $40.875 per share. For 2000, 5,000 shares granted in recognition of his appointment as President, Consumer Imaging, valued on September 11, 2000, at $62.00 per share.

The total number and value of restricted stock held as of December 31, 2002 for each named individual (valued at $35.04 per share) were: D. A. Carp – 208,706 shares – $7,313,058 (includes 25,000 shares awarded in 2002, but granted on 01/01/03); R. H. Brust – 27,155 shares – $951,511; M. M. Coyne – 25,180 shares – $742,147; M. P. Morley – 35,857 shares – $1,256,429; D. P. Palumbo – 18,780 shares – $658,051.

(d) On August 26, 2002, D. P. Palumbo received stock options to purchase 133,043 shares under the Stock Option Exchange Program. The remaining amounts for 2002 represent grants made in the fourth quarter of 2002 under the management stock option program. For D. A. Carp for 2001, the amount includes a grant of stock options to purchase 160,000 shares in recognition of his election as Chairman.

(e) No awards were paid for the periods 2000-2002, 1999-2001, and 1998-2000 under the Performance Stock Program.

(f) For R. H. Brust for 2002, the amount represents $446,400 of principal and interest forgiven in connection with the loan from the Company as described on page 95 and $41,639 as the Company contribution to the cash balance feature of the Kodak Retirement Income Plan; for 2001 the amount represents $786,300 of principal and interest forgiven in connection with the loan and $41,623 as the Company contribution to the cash balance feature. For D. P. Palumbo the amounts represent Company contributions to the cash balance feature of the Kodak Retirement Income Plan in the years indicated.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Grant Date Present Value[c]
D. A. Carp	175,000[a]	.00868	$36.66	11/21/12	$1.438,500
R. H. Brust	42,000[a]	.00208	36.66	11/21/12	345,240
M. M. Coyne	36,000[a]	.00179	36.66	11/21/12	295,920
M. P. Morley	35,000[a]	.00174	36.66	11/21/12	287,700
D. P. Palumbo	36,400[a]	.00181	36.66	11/21/12	299,208
	133,043[b]	.00660	31.30	5/18/07-11/15/11	796,928

(a) These options were granted in November 2002 under the management stock option program. Termination of employment, for other than death or a permitted reason, prior to the first anniversary of the grant date results in forfeiture of the options. Thereafter, termination of employment prior to vesting results in forfeiture of the options unless the termination is due to retirement, death, disability or an approved reason. Vesting accelerates upon death. One third of the options vest on each of the first three anniversaries of the date of grant.

(b) These options were granted to D. P. Palumbo on August 26, 2002, under the Stock Option Exchange Program; they expire on the following dates: 733 on May 18, 2007; 2,500 on February 11, 2008; 69 on March 12, 2008; 4,700 on April 1, 2008; 390 on March 11, 2009; 8,251 on March 31, 2009; 13,333 on February 29, 2010; 66,667 on October 1, 2010, and 36,400 on November 15, 2011.

(c) The present value of these options was determined using the Black-Scholes model of option valuation in a manner consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." For the options granted in November 2002 under the management stock option program, the following weighted-average assumptions were used: risk-free interest rate – 3.8%, expected option life – 7 years, expected volatility – 34%, and expected dividend yield – 5.76%. For the options granted under the Stock Option Exchange Program, the following weighted-average assumptions were used: risk-free interest rate – 2.9%, expected option life – 4 years, expected volatility – 37%, and expected dividend yield – 5.76%.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End		Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End*Value	
			Exercisable	Unexercisable	Exercisable	Unexercisable
D. A. Carp	7,638	$15,757	891,086	528,590	$477,023	$954,046
R. H. Brust	0	0	184,622	163,378	148,831	298,109
M. M. Coyne	2,630	6,188	231,473	161,389	181,269	362,538
M. P. Morley	0	0	259,671	95,696	80,140	160,520
D. P. Palumbo	0	0	70,977	98,466	265,454	232,127

*Based on the closing price on the New York Stock Exchange – Composite Transactions of the Company's common stock on December 31, 2002, of $35.04 per share.

TEN-YEAR OPTION/SAR REPRICINGS

The table below lists certain information regarding our executive officers that elected to participate in our Stock Option Exchange Program, which you approved at a Special Meeting on January 25, 2002. Even though our Stock Option Exchange Program was not a "repricing" under GAAP, we are, nevertheless, required to provide this information. Under the Program, all of our employees, excluding our then six most senior executive officers, were given a one-time opportunity to exchange all of their then current options for proportionately fewer options at a new exercise price. The only named executive officer eligible to participate in the Program was Mr. Palumbo. He was not one of our six most senior executive officers at the time the Program was offered. More information about the Program can be found on page 113 in the Report of the Executive Compensation and Development Committee.

Name	Date	Number of Securities Underlying Options/SARs Repriced or Amended (#)(a)	Market Price of Stock at Time of Repricing or Amendment ($)	Exercise Price at Time of Repricing or Amendment ($)(b)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing or Amendment (c)
M. P. Benard Vice President	8/26/02	56,068	$31.30	$54.12	$31.30	69 months
R. L. Berman Vice President	8/26/02	49,923	$31.30	$45.93	$31.30	92 months
C. S. Brown, Jr. Senior Vice President	8/26/02	120,489	$31.30	$51.08	$31.30	75 months
C. E. Gustin, Jr Senior Vice President	8/26/02	125,197	$31.30	$55.38	$31.30	66 months
C. A. Marchetto Senior Vice President	8/26/02	58,701	$31.30	$45.10	$31.30	96 months
D. P. Palumbo Senior Vice President	8/26/02	133,043	$31.30	$44.29	$31.30	100 months
E. G. Rodli Senior Vice President	8/26/02	60,501	$31.30	$40.48	$31.30	103 months
R. P. Rozek Controller	8/26/02	21,967	$31.30	$35.07	$31.30	109 months
W. C. Shih Senior Vice President	8/26/02	104,700	$31.30	$51.21	$31.30	89 months
K. A. Smith-Pilkington Senior Vice President	8/26/02	48,867	$31.30	$48.36	$31.30	90 months
J. C. Stoffel Senior Vice President	8/26/02	82,581	$31.30	$49.36	$31.30	89 months
G. P. Van Graafeiland Senior Vice President	8/26/02	114,226	$31.30	$52.73	$31.30	66 month

(a) The amounts shown are the aggregate numbers of shares underlying the options granted to the executive officers under the Stock Option Exchange Program.

(b) The amounts shown are the weighted averages of the exercise prices at the time of the exchange of the options granted to the executive officers under the Stock Option Exchange Program.

(c) The amounts shown are the weighted average number of months remaining in the option terms of the options granted to the executive officers under the Stock Option Exchange Program.

LONG-TERM INCENTIVE PLAN

Each February the Executive Compensation and Development Committee approves a three-year performance cycle under the Performance Stock Program. Participation in the program is limited to selected senior executives. The program's performance goal is total shareholder return equal to at least that earned by a company at the 50th percentile in terms of total shareholder return within the Standard & Poor's 500 Composite Stock Price Index.

After the close of a cycle, the Committee calculates the percentage earned of each participant's target award. No awards are paid unless the performance goal is achieved. Fifty percent of the target award is earned if the performance goal is achieved. One hundred percent is earned if total shareholder return for the cycle equals that of a company at the 60th percentile within the Standard & Poor's 500 Composite Stock Price Index.

The Committee has the discretion to reduce or eliminate the award earned by any participant based upon any criteria it deems appropriate. Awards are paid in the form of restricted stock, which restrictions lapse at age 60. The table below shows the threshold (i.e., attainment of the performance goal), target and maximum number of shares for the named executive officers for each cycle. No awards were earned for the 2000-2002 performance cycle as shown in the "LTIP Payouts" column of the Summary Compensation Table on page 96.

The Executive Compensation and Development Committee approved a performance-based, long-term award program, i.e., the Executive Incentive Program, under the 2002-2004 cycle of the Performance Stock Program. The purposes of this one-time program are to increase by year-end 2003 investable cash flow and the financial performance of certain strategic product groups. In this regard, certain target and threshold performance goals were established by the Committee based on these two metrics for the two-year period commencing January 1, 2002, and ending December 31, 2003.

Awards under the Executive Incentive Program will be coordinated with awards received under the 2002-2004 performance cycle of the Performance Stock Program. As a result, any award earned by a participant under the 2002-2004 performance cycle of the Performance Stock Program will be reduced by the amount of any award earned by the participant under the Executive Incentive Program.

Participation in the Executive Incentive Program is limited to 18 selected key executive officers, including the five named executive officers. Each participant's target award under the program is 75% of the participant's total target annual compensation (annual base salary plus target EXCEL award) expressed in the form of shares of common stock based on a March 8, 2002, stock price of $32.37 per share. Any awards earned under the program will be paid in the form of the Company's common stock.

In order to encourage strong performance against the program's two metrics in 2002, participants were given the opportunity to earn a portion of their target award after the first year of the program's two-year performance cycle. Payment of this interim award was based on achieving certain pre-established interim goals by year-end 2002. Each participant was eligible for an interim award equal to 30% of his or her target award under the program. The interim awards were payable in the form of restricted shares of the Company's common stock, the restrictions on which lapse at year-end 2003. In determining a participant's award for the entire two-year cycle, any interim award earned by a participant will be subtracted from the award the participant would otherwise receive under the program.

As explained in the Report of the Executive Compensation and Development Committee on page 112, both of the program's interim goals were achieved by year-end 2002. As a result, each program participant received an interim award. The interim awards paid to the named executive officers are included in the amounts shown under the column entitled "Restricted Stock Awards" in the Summary Compensation Table on page 96.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans		
			Threshold # of Shares	Target # of Shares	Maximum # of Shares[b]
D. A. Carp	N/A	2000-2002	10,000	20,000	30,000
		2001-2003	10,000	20,000	30,000
		2002-2004	10,000	20,000	[62,037] 30,000
R. H. Brust	N/A	2000-2002	2,625	5,250	7,875
		2001-2003	2,625	5,250	7,875
		2002-2004	2,625	5,250	[25,904] 7,875
M. M. Coyne	N/A	2000-2002	1,813	3,625	5,438
		2001-2003	3,400	6,800	10,200
		2002-2004	3,400	6,800	[31,376] 10,200
M. P. Morley	N/A	2000-2002	1,813	3,625	5,438
		2001-2003	2,625	5,250	7,875
		2002-2004	2,625	5,250	[19,926] 7,875
D. P. Palumbo	N/A	2000-2002	N/A[a]	N/A[a]	N/A[a]
		2001-2003	1,988	3,975	5,963
		2002-2004	1,988	3,975	[19,631] 5,963

(a) D. P. Palumbo did not participate in the 2000-2002 performance cycle of the Performance Stock Program.

(b) The shares in brackets are the named executive officers' target awards under the Executive Incentive Program.

EMPLOYMENT CONTRACTS AND ARRANGEMENTS

DANIEL A. CARP

Effective December 10, 1999, the Company entered into a letter agreement with Mr. Carp providing for his employment as President and Chief Executive Officer. The letter agreement provides for a base salary of $1,000,000, subject to annual adjustment, and a target annual bonus of 105% of his base salary. Mr. Carp's compensation will be reviewed annually by the Executive Compensation and Development Committee. The Executive Compensation and Development Committee approved an increase of Mr. Carp's annual base salary to $1,100,000 effective May 5, 2003. Mr Carp's target award under the Company's variable pay plan will remain at 155% of his base salary.

If the Company terminates Mr. Carp's employment without cause, Mr. Carp will be permitted to retain his stock options and restricted stock. He will also receive severance pay equal to three times his base salary plus target annual bonus and prorated awards under the Company's bonus plans. The letter agreement also provides that for pension purposes, Mr. Carp will be treated as if he were age 55, if he is less than age 55 at the time of his termination, or age 60, if he is age 55 or older but less than age 60, at the time of his termination of employment.

In the event of Mr. Carp's disability, he will receive the same severance pay as he would receive upon termination without cause; except it will be reduced by the present value of any Company-provided disability benefits he receives. The letter agreement also states that upon Mr. Carp's disability, he will be permitted to retain all of his stock options.

ROBERT H. BRUST

The Company employed Mr. Brust under an offer letter dated December 20, 1999, that was amended on November 12, 2001. In addition to the information provided elsewhere in this Proxy Statement, the amended offer letter provides Mr. Brust a special severance benefit. If, during the first seven years of Mr. Brust's employment, the Company terminates his employment without cause, he will receive severance pay equal to two times his base salary plus target annual bonus. After completing five years of service with the Company, Mr. Brust will be allowed to keep his stock options upon his termination of employment for other than cause.

MARTIN M. COYNE

Effective November 15, 2001, the Company entered into a retention agreement with Mr. Coyne. In addition to the information provided elsewhere in this Proxy Statement, the letter agreement provides Mr. Coyne a special severance benefit equal to two times his total target annual compensation if he is terminated without cause prior to February 7, 2004. In such event, the letter agreement also requires the Company to recommend to the Executive Compensation and Development Committee that Mr. Coyne be permitted to retain his stock options, restricted stock and awards under the Performance Stock Program. The letter agreement sets Mr. Coyne's target award under the Company's variable pay plan at 85% of his annual base salary.

MICHAEL P. MORLEY

Effective March 13, 2001, the Company entered into a retention agreement with Mr. Morley to encourage him to delay his retirement until at least January 1, 2003. This letter agreement was subsequently amended on December 12, 2002. In addition to the information provided elsewhere in this Proxy Statement, the letter agreement provided Mr. Morley a retention benefit of $370,000 if he remained employed through December 31, 2002. Twenty thousand dollars of this amount was paid in March 2002, the balance was paid in January 2003. The letter agreement also made Mr. Morley eligible for a severance allowance equal to one times his total target annual compensation, less the amount of any base salary paid to him in 2002, if he was terminated without cause prior to December 31, 2002. The letter agreement required the Company to recommend to the Executive Compensation and Development Committee that Mr. Morley be permitted, upon his termination of employment, to retain his stock options, restricted stock, restricted stock units and awards under the Performance Stock Program.

CHANGE IN CONTROL ARRANGEMENTS

The Company maintains a change in control program to provide severance pay and continuation of certain welfare benefits for virtually all U.S. employees. A "change in control" is generally defined under the program as:

- the incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- the acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- a vote by the shareholders to completely liquidate or dissolve the Company.

The purpose of the program is to assure the continued employment and dedication of all employees without distraction from the possibility of a change in control. The program provides for severance payments and continuation of certain welfare benefits to eligible employees whose employment is terminated, either voluntarily with "good cause" or involuntarily, during the two-year period following a change in control. The amount of the severance pay and length of benefit continuation is based on the employee's position. The named executive officers would be eligible for severance pay equal to three times their total target annual compensation. In addition, the named executive officers would be eligible to participate in the Company's medical, dental, disability and life insurance plans until the first anniversary of the date of their termination of employment. The Company's change in control program also requires, subject to certain limitations, tax gross-up payments to all employees to mitigate any excise tax imposed upon the employee under the Internal Revenue Code.

Another component of the program provides enhanced benefits under the Company's retirement plan. Any participant whose employment is terminated, for a reason other than death, disability, cause or voluntary resignation, within five years of a change in control is given credit for up to five additional years of service. In addition, where the participant is age 50 or over on the date of the change in control, up to five additional years of age is given for the following plan purposes:

- to determine eligibility for early and normal retirement;
- to determine eligibility for a vested right; and
- to calculate the amount of retirement benefit.

The actual number of years of service and years of age that is given to such a participant decreases proportionately depending upon the number of years that elapse between the date of a change in control and the date of the participant's termination of employment. If the plan is terminated within five years after a change in control, the benefit for each participant will be calculated as indicated above.

In the event of a change in control which causes the Company's stock to cease active trading on the New York Stock Exchange, the Company's compensation plans will generally be affected as follows:

- under the Executive Deferred Compensation Plan, each participant will be paid the amount in his or her account;
- under EXCEL, each participant will be paid a pro rata target award for the year in which the change in control occurs;
- under the Performance Stock Program, each participant will be awarded a pro rata target award for each pending performance cycle and all awards will be cashed out based on the change in control price;
- under the Company's stock option plans, all outstanding options will vest in full and be cashed out based on the difference between the change in control price and the option's exercise price; and
- under the Company's restricted stock programs, all of the restrictions on the stock will lapse and the stock will be cashed out based on the change in control price.

RETIREMENT PLAN

The Company funds a tax-qualified defined benefit pension plan for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance feature. All of the named executive officers, with the exception of Mr. Brust and Mr. Palumbo, participate in the non-cash balance portion of the plan. The cash balance feature covers all new employees hired after March 31, 1999, including Mr. Brust, and all other employees who elected to participate, including Mr. Palumbo.

Retirement income benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to retirement or termination of employment. Participating compensation, in the case of the named executive officers, is base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of (a) 1.3% of APC, plus (b) 0.3% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the resulting amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. The normal form of benefit is an annuity, but a lump sum payment is available in limited situations.

PENSION PLAN TABLE
ANNUAL RETIREMENT INCOME BENEFIT
STRAIGHT LIFE ANNUITY BEGINNING AT AGE 65

	Years of Service					
Remuneration	3	20	25	30	35	40
$ 500,000	$24,000	$160,000	$200,000	$240,000	$ 280,000	$294,000
750,000	36,000	240,000	300,000	360,000	420,000	441,000
1,000,000	48,000	320,000	400,000	480,000	560,000	588,000
1,250,000	60,000	400,000	500,000	600,000	700,000	735,000
1,500,000	72,000	480,000	600,000	720,000	840,000	877,000
1,750,000	84,000	560,000	700,000	840,000	980,000	1,029,000
2,000,000	96,000	640,000	800,000	960,000	1,120,000	1,176,000

NOTE: For purposes of this table, Remuneration means APC. To the extent that an employee's annual retirement income benefit exceeds the amount payable from the Company's funded plan, it is paid from one or more unfunded supplementary plans.

The following table shows the years of service credited as of December 31, 2002, to each of the named executive officers. This table also shows the amount of each named executive officer's APC at the end of 2002. Mr. Brust and Mr. Palumbo, who participated in the cash balance feature in 2002, are not listed.

Retirement Plan

Name	Years of Service	Average Participating Compensation
D. A. Carp	32	$1,711,871
M. M. Coyne	20[a]	916,032
M. P. Morley	38[b]	647,702

(a) If Mr. Coyne remains employed until February 7, 2004, he will be credited with eight extra years of service for purposes of calculating his retirement benefit.

(b) Under Mr. Morley's retention agreement, if he elects upon his retirement to take a lump sum distribution of his retirement benefit, the amount of his benefit will be calculated using a discount rate no less favorable than the discount rate used under the Company's pension plan to calculate the retirement benefits of participants who retired effective January 1, 2003.

Cash Balance Feature

Under the cash balance feature of the Company's pension plan, the Company establishes an account for each participating employee. Every month the employee works, the Company credits the employee's account with an amount equal to four percent of the employee's monthly pay. In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. To the extent federal laws place limitations on the amount of pay that may be taken into account under the plan, four percent of the excess pay is credited to an account established for the employee in an unfunded supplementary plan. If a participating employee leaves the Company and is vested (five or more years of service), the employee's account balance will be distributed to the employee in the form of a lump sum or monthly annuity. Participating employees whose account balance exceeds $5,000, also have the choice of leaving their account balances in the plan to continue to earn interest.

In addition to the benefits described above, Mr. Brust is covered under a special supplemental pension arrangement established under his amended offer letter. This arrangement provides Mr. Brust a single life annuity of $12,500 per month upon his retirement if he remains employed with the Company for at least five years. If Mr. Brust remains employed until January 3, 2007, he will, in lieu of receiving the $12,500 per month annuity, be treated as if eligible for the non-cash balance portion of the plan. For this purpose, Mr. Brust will be credited with 18 years of extra service in addition to his actual service. In either case, Mr. Brust's supplemental benefit will be offset by his cash balance benefit.

Report of the Audit Committee

The Audit Committee is composed solely of independent directors and operates under a written charter adopted by the Committee and the Board, and most recently amended in May, 2002. A copy of the Committee's charter is attached to this Proxy Statement as Exhibit I. The members of the Audit Committee, as of December 31, 2002, were Dr. Hector de J. Ruiz (Chairman), Martha Layne Collins, Timothy M. Donahue and Richard S. Braddock.

Committee Responsibilities

The Committee performs a number of key functions, including:

- Overseeing and evaluating the Company's financial reporting process, including evaluating the adequacy of its system of disclosure controls and procedures and internal controls, and the acceptability and appropriateness of the financial accounting and disclosure principles it employs;
- Selecting and retaining the Company's independent accountants, subject to approval of the Board and ratification by the shareholders;
- Approving the budget for fees to be paid to the independent accountants for audit services and for appropriate non-audit services;
- Overseeing the relationship between the Company and the independent accountants and acting as the Board's primary avenue of communication with them;
- Serving as the Board's primary avenue of communication with the Company's internal auditors, with the express purpose of ensuring, through a variety of means, that they are adequately staffed and funded and free from any potentially improper influences;
- Approving the audit plans of the Company's internal auditors and independent accountants;
- Overseeing and reviewing the preparation and disclosure of the Company's consolidated financial statements and the preparation and filing of the Company's periodic financial reports, including their certification by the Company's Chief Executive Officer and Chief Financial Officer, as required;
- Discussing with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 "Communications with Audit Committee;"
- Monitoring significant risks and exposures to the Company;
- Monitoring legal and other liabilities to which the Company is exposed;
- Overseeing the Company's ethics and compliance programs; and
- Other matters as set forth in the Committee's charter.

The Committee's Response to Corporate Reform Initiatives

The year 2002 brought a wave of new legislation and regulations in the area of corporate governance and financial reporting as the U.S. government took unprecedented measures to set new standards for corporate behavior and to restore investor confidence. The Company has a long history of corporate responsibility and good citizenship, and has taken appropriate measures to respond to the new standards. The Audit Committee took a lead role in overseeing the efforts of the Company's Controller's Group, Internal Audit Department, Legal Department, and independent accountants in ensuring the Company's compliance with these reforms.

In particular, the Audit Committee was instrumental in monitoring the Company's compliance with an SEC order of June 27, 2002, which required the CEOs and CFOs of nearly 1000 large publicly traded companies to attest to the accuracy of their companies' most recent Annual Reports on Form 10-K and other subsequent "covered reports." The Company's Chief Executive Officer and Chief Financial Officer have signed all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act in connection with the Company's reports on Form 10-Q and Form 10-K.

The Company has created a Corporate Disclosure Committee that is responsible for ensuring that all events potentially subject to disclosure are identified, and for reviewing those events and recommending to senior management whether they should be disclosed. This Committee leverages the efforts of the Controller's Group with respect to the Company's certification roll-up process undertaken at the end of each financial reporting period.

The Company has also established a Steering Committee composed of representatives of the Internal Audit Department, the Controller's Group, and the Legal Department, led by an experienced financial manager, to coordinate the Company's compliance with all relevant laws and regulations in this area, including the Sarbanes-Oxley Act, SEC Regulations and the New York Stock Exchange Listing Standards. This group and the operational teams working under it will be very active in the months ahead, ensuring the Company's continued compliance as revised listing standards are issued and as new SEC regulations become effective.

The Company has advised the Audit Committee of its plans to expand its Internal Audit Department significantly, and the Committee approved an increase in scope of work performed by the independent accountants in 2002.

Other Important Committee Activities

The Committee has met and held discussions with management and the independent accountants on a regular basis. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S., and the Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants.

The Committee discussed with PricewaterhouseCoopers LLP, the independent accountants, matters required to be discussed by Statement on Auditing Standards No. 61 "Communications with Audit Committee." The independent accountants provided to the Committee the written disclosures required by the Independence Standards Board Standard No. 1 "Independence Discussion With Audit Committees." The Committee discussed with the independent accountants their independence.

The Committee discussed with the Company's internal auditors and independent accountants the plans for their respective audits. The Committee met with the internal auditors and independent accountants, with and without management present, and discussed the results of their examinations, their evaluations of the Company's internal controls, and the quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended that the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and the Board accepted the Committee's recommendations.

The following fees were paid to PricewaterhouseCoopers LLP for services rendered in 2002:

Audit Fees:	$7.9 million
Financial Systems Design and Implementation Fees	$0.7 million
All Other Fees	$7.9 million

All other fees presented above primarily comprise amounts paid in connection with tax services, controls review services, and due diligence in connection with contemplated mergers and acquisitions. The Committee has reviewed the above fees for non-audit services and believes they are compatible with the independent accountants' independence.

The Committee recommended to the Board, subject to shareholder ratification, the election of PricewaterhouseCoopers LLP as the Company's independent accountants. In addition the Committee has approved the scope of non-audit services anticipated to be performed by PricewaterhouseCoopers LLP in 2003 and the estimated budget for those services.

Hector de J. Ruiz, Chair

Richard S. Braddock

Martha Layne Collins

Timothy M. Donahue

Report of the Corporate Responsibility and Governance Committee

BACKGROUND

In July 2002, the Board merged its Committee on Directors and Public Policy Committee to form a newly created committee entitled the "Corporate Responsibility and Governance Committee." While the Board of Directors has long believed that strong corporate governance is key to the Company's long-term success, this action was taken largely to heighten the awareness and importance of good corporate governance within the Company.

The purpose of this new Committee is to oversee the Company's corporate governance structure, recommend individuals to the Board for nomination as members of the Board and its committees, lead the Board in its periodic review of Board performance and oversee the Company's activities in the areas of environmental and social responsibility, diversity and equal employment opportunity. The Committee is required to consist of at least three directors, all of whom meet the independence requirements of the New York Stock Exchange.

NEW LEGISLATIVE AND REGULATORY REQUIREMENTS

During its first year, the Committee, as did both the Audit Committee and Executive Compensation and Development Committee, spent considerable time reviewing, analyzing and evaluating the provisions of the Sarbanes-Oxley Act and the proposed new listing standards of the New York Stock Exchange regarding corporate governance policies and processes. The results of these reviews found that the Company's current policies, procedures and standards already satisfy many of these requirements. As a result of its reviews, the Committee took a number of steps in anticipation of the adoption of the requirements in final form. These include incorporating conforming requirements into its new charter, reviewing the Company's standards for determining director independence, deliberating revisions to the Company's governance guidelines, approving the formation of a director education program, and recommending the appointment of a presiding director. With the Company's assistance, the Committee, the Board and each of the Board's other committees will continue to monitor the progress of pending legislative and regulatory initiatives and review all applicable charters, policies, procedures and practices to ensure full compliance by the Company.

PRESIDING DIRECTOR

At the Committee's recommendation, the Board of Directors created the new position of presiding director effective February 18, 2003. Absent a Board decision to the contrary, the presiding director of the Board will be the longest tenured independent member of the Board. The primary function of the presiding director is to ensure that the Board operates independent of management. As the longest-tenured member of the Board, Richard Braddock was designated the Company's presiding director, effective February 18, 2003.

GOVERNANCE GUIDELINES

The Board of Directors adopted a set of governance guidelines on July 27, 2001. These governance guidelines reflect the principles by which the Company operates. As previously mentioned, the Committee has already reviewed and proposed changes to these guidelines in anticipation of the finalization of the NYSE proposed standards. In their current form, the guidelines address an array of governance issues and principles including: director independence, committee independence, management succession, mandatory director retirement, annual Board evaluation, periodic director evaluation, director stock ownership, director nominations, and executive sessions of the independent directors. The Company's governance guidelines are available for viewing on the Company's website at www.kodak.com/US/en/corp/principles/governance.shtml.

CORPORATE RESPONSIBILITY PRINCIPLES

Upon recommendation of the Committee, the Company adopted in November 2002 corporate responsibility principles. Underlying these principles is the belief that "doing well by shareholders, also means doing right by customers, employees, neighbors, and suppliers." Among the principles addressed are the following:

- Kodak conducts its business activities to high and ethical standards;
- Kodak respects internationally accepted legal principles, and obeys the laws of countries in which it does business;
- Kodak is committed to sound corporate governance;
- Kodak conducts its business activities in an environmentally responsible manner;
- Kodak promotes a work environment of equal opportunity for all employees, and treats its employees in non-discriminatory manner; and
- Kodak is committed to employing a diverse work force, and to building and maintaining an inclusive work environment.

The full text of the Company's corporate responsibility principles is available for viewing in the "About Kodak" section of the Company's web site at www.kodak.com/US/en/corp/principles.

DIVERSITY INITIATIVES

A principal function of the Committee is to oversee the Company's policies and procedures relating to diversity and equal employment opportunity. During 2002, the Committee met with the Company's external Diversity Advisory Panel to discuss its preliminary findings. The Committee found the Panel's guidance and preliminary recommendations positive, productive and instructive and is committed to the belief that a diverse and inclusive environment is critical to the Company's long-term success. The Panel is scheduled to make a final presentation of its findings to the Board later in 2003. For more information regarding the Company's Diversity Advisory Panel and Kodak's diversity initiatives see the section entitled "2002 Global Diversity" on page 121.

CORPORATE GOVERNANCE INITIATIVES

Sound corporate governance is not a new practice at Kodak. The Company and its Board have long felt that good corporate governance is a prerequisite to providing sustained, long-term value to the Company's shareholders. Highlighted below are some activities that demonstrate this belief.

- **Board Independence** For a number of years, a substantial majority of the Company's Board has been comprised of independent directors. The Company's existing standards for determining director independence are listed in the Company's governance guidelines. Today, the only non-independent member of the Board is the CEO. All of the members of the Audit Committee, Corporate Responsibility and Governance Committee, Executive Compensation and Development Committee and Finance Committee are independent directors. None of the Company's outside directors receives any consulting, legal or any other non-director fees from the Company.

  The Committee has reviewed and proposed changes to the Company's standards for determining director independence in light of the NYSE's proposed new listing standards. Upon approval of these rules, the Committee will recommend to the Board that the Company's governance guidelines be amended as necessary to ensure that the standards for director independence are consistent with the final rules. Based on the rules as proposed, all of the Company's non-employee directors would be independent under the proposed rules.
- **Board Membership Criteria and Diversity** As demonstrated by the Board's current composition, Board nominees are selected based on such factors as experience, wisdom, Board needs, diversity and independence. Among the eleven current independent members of the Board, six are women or people of color.
- **Director Compensation** Since 1994, at least half of each director's annual retainer has been paid in the form of the Company's common stock. Since 1999, every non-employee director has also received an annual stock option grant. The Company terminated its retirement plan for non-employee directors in 1999.
- **Corporate Governance Principles** As reported earlier, the Board has had formal governance guidelines in place since 2001.
- **Board Meetings** For a number of years, the independent members of the Board have met at least annually in executive session.
- **Strategic Planning** The Board plays a significant role in the Company's strategic planning process. Each year the Board has an all day planning session during which senior management reviews the Company's strategic business plans. Periodically throughout the year, management advises the Board on its progress against these plans.
- **Committee Charters** The roles, responsibilities and duties of each of the Board's committees have, for a number of years, been formalized in written charters.
- **Code of Conduct** Since April 1995, the Company has periodically published and circulated to all employees worldwide its Business Conduct Guide. The purpose of this guide is to foster the highest levels of ethical behavior within the Company consistent with the Company's corporate values. The Company's Business Conduct Guide is posted and available for viewing at www.kodak.com/US/en/corp/principles/governance.shtml.
- **Succession Planning** The Company's governance principles provide that succession planning for the Company's CEO and President is the entire Board's responsibility.

Debra L. Lee, Chair

William W. Bradley

Martha Layne Collins

Delano E. Lewis

Laura D'Andrea Tyson

Report of the Executive Compensation and Development Committee

ROLE OF THE COMMITTEE

The Executive Compensation and Development Committee, as of December 31, 2002, was made up of four independent members of the Board of Directors. The Committee members are neither employees nor former employees of the Company. The principal functions of the Committee include:

- periodically reviewing and approving the Company's executive compensation strategy and principles to ensure that they are aligned with the Company's business strategy and objectives, shareholder interests, desired behaviors and corporate culture;
- periodically reviewing the Company's executive compensation plans to ensure that they are consistent with the Company's executive compensation strategy and principles;
- reviewing and approving the adoption of, and changes to, the Company's executive compensation and its equity-based compensation plans;
- overseeing the administration of the Company's executive compensation plans;
- annually reviewing and approving the goals and objectives relevant to the compensation of the CEO, evaluating the CEO's performance in light of these goals and objectives, and setting the CEO's individual elements of total compensation based on this evaluation;
- overseeing the compensation of the Company's executive officers;
- reviewing the process and plans for the assessment and selection of candidates for the positions of CEO and President; and
- periodically reviewing the Company's executive staffing plan for meeting present and future leadership needs.

To help it perform its functions, the Committee makes use of Company resources and periodically uses the services of outside compensation consultants. In the past, the Company alone has retained the services of such consultants. In order to play a more significant role in the selection and engagement of these consultants, the Committee recently revised its policy concerning the use of outside compensation consultants. As a result of this change, the Committee will retain the services of outside consultants to assist in the fulfilling of its responsibilities.

EXECUTIVE COMPENSATION PHILOSOPHY

The goal of the Company's executive compensation program is to attract, retain and motivate world-class executive talent to achieve the Company's short- and long-term business goals. Towards this end, the Company's executive compensation strategy leverages all elements of market competitive total compensation to drive profitable growth and superior long-term shareholder value consistent with the Company's values. Plan design and performance-based differentiation are designed to drive extraordinary rewards for outstanding performance. Consistent with this strategy, the following principles provide a framework for the Company's executive compensation program:

- total target compensation for executives should be market competitive. Market competitive is defined as the 50th percentile with differences where warranted;
- the mix of total compensation elements will reflect competitive market requirements and strategic business needs;
- a significant portion of each executive's compensation should be at risk, the degree of which will positively correlate to the level of the executive's responsibility;
- compensation is linked to both qualitative and behavioral expectations, and key operational and strategic metrics;
- interests of executives are linked with the Company's owners through stock ownership; and
- executive compensation will be differentiated on the following bases:
  - base salaries – on relative responsibility,
  - short-term variable elements – on performance, and
  - long-term variable elements – on performance and potential.

EXECUTIVE COMPENSATION PRACTICES

Each year, the Company participates in surveys conducted by external consultants. The companies included in these surveys are those the Company competes with for executive talent. Most, but not all, of these companies are included in the Dow Jones Industrial Index shown in the Performance Graph on page 115. Starting in 2002, the Company also began measuring the competitiveness of its executive compensation program against a comparison group of approximately 15 other leading companies, referred to in this Report as the "Peer Group." The following criteria was used to select the Peer Group: market capitalization, revenue, consumer/commercial/hi-tech mix, mix of high growth and steady growth companies, similar industry and data availability. The data received from the Peer Group is size adjusted so proper comparisons may be drawn. Based on the survey data and Peer Group results and consistent with the Company's executive compensation principles, the target compensation of the Company's senior executives is set at market competitive levels.

In the summer of 2002, the Committee conducted an in depth analysis of the compensation it pays to its executive officers. With the assistance of the Company and an independent compensation consultant, the market competitiveness of each of the three components of executive compensation paid to its executive officers, i.e., base salary, target short-term variable pay and long-term incentives, was evaluated. The results of this study reveal that the base salary and target short-term variable pay paid to the Company's executive officers is market competitive. With regard to the long-term incentive compensation paid to the Company's executive officers, the study found that this component was also market competitive due in significant part to the adoption of the Executive Incentive Program described later in this Report and awards of restricted stock to selected executive officers.

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM

The three components of the Company's executive compensation program are:

- base salary,
- short-term variable pay, and
- long-term incentives.

Base Salary

Base salary is the only fixed portion of an executive's compensation. Each executive's base salary is reviewed annually based on the executive's relative responsibility.

Short-Term Variable Pay

Effective January 1, 2002, Kodak implemented EXCEL (Executive Compensation for Excellence and Leadership), a new executive assessment and short-term variable pay plan for its executives. Three key principles underlie EXCEL: alignment, simplicity and discretion. Alignment to Company objectives is achieved through the two performance metrics used to fund the plan: revenue growth and economic profit. The inclusion of revenue growth as a performance metric emphasizes the Company's need for sustained profitable growth. The use of economic profit stresses the continuing need for earnings growth and balance sheet management. Simplicity is accomplished through ease of plan administration. Under EXCEL, each participant has 3-4 key performance goals. Discretion, the third key principle, may be used to adjust the size of the plan's funding pool, modify the funding pool's allocation to the Company's units, and determine the performance and rewards of the plan's participants.

Participants in EXCEL are assigned target awards for the year based on a percentage of their base salaries as of the end of that year. This percentage is determined by the participant's wage grade. For 2002, target awards ranged from 25% of base salary, to 155% of base salary for the CEO.

Each year the Compensation Committee establishes a performance matrix for the year based on the plan's two performance metrics of revenue growth and economic profit. This matrix determines the percentage of the plan's target corporate funding pool that will be earned for the year based on the Company's actual performance against these two metrics. The target corporate funding pool is the aggregate of all participants' target awards for the year. Under the performance matrix, the corporate funding pool will fund at 100% if target performance for each performance metric is met.

The Compensation Committee may use its discretion to adjust (upward or downward) the amount of the corporate funding pool for any year. Examples of situations where the Compensation Committee may choose to exercise this discretion include unanticipated economic or market changes, extreme currency exchange effects, management of significant workforce issues, significant changes in investable cash flow, inventory turns, receivables, or capital expenditures, or dramatic shifts in customer satisfaction.

The CEO allocates the corporate funding pool among the Company's units. Each business unit has its own targets for revenue growth and economic profit for the year. Actual performance against these targets accounts for 75% of the business unit's allocation. The remaining 25% is determined based on overall Company performance for the year measured against the Company's revenue growth and economic profit targets.

Within each staff, regional, functional, and business unit, local senior management allocates the unit's funds to its participants based on each participant's individual performance.

In 2002, Kodak substantially beat its performance target for economic profit. In terms of revenue, Kodak exceeded its threshold performance goal and came close to achieving its performance target in 2002. As a result of these strong results, EXCEL's corporate funding pool funded at a level sufficient to pay out at a 143% of target level under the performance matrix established for the year.

In fixing the corporate funding pool for the year, the Committee noted that this performance was accomplished despite continuing difficult industry and global economic conditions. The Committee also took into account management's performance in maintaining worldwide film market share, exceeding its 2002 operating cash flow plan by $658 million, satisfying its target inventory and receivables goals for 2002, and effectively managing other discretionary parts of the business. Against these positive results, the Committee also considered management's inability to satisfy its target customer satisfaction goals for the year.

After looking at these extraordinary results, the Committee increased the size of the award pool by 12% so that larger allocations could be made to the Company's units where appropriate. None of the named executive officers, with the exception of Mr. Palumbo, benefited from this adjustment. The Summary Compensation Table on page 96 lists for 2002 the awards to the named executive officers.

Long-Term Incentives

Long-term compensation is delivered through stock options, the Performance Stock Program and restricted stock.

The Company maintains a management stock option program. Stock options encourage the Company's executives to act as owners, which helps to further align their interests with the interests of the Company's shareholders. The Committee generally grants stock options once per year under this program. The options are priced at 100% of the fair market value of the Company's stock on the day of grant. The Company bases target grant ranges on the median survey values of the companies it surveys. Grants to individual executives are then adjusted based in large part on the executive's performance potential. Management recommends the size of the stock option awards to the executive officers which are then reviewed and approved by the Committee.

The Performance Stock Program places a portion of the Company's top executives' long-term compensation at risk. The program measures performance over a three-year period based on the Company's total shareholder return relative to those companies within the Standard & Poor's 500 Composite Price Index. A description of the program, as well as the threshold, target and maximum awards for the named executive officers appears on page 101. Based on the Company's performance over the three-year performance cycle ending in 2002, no awards were paid for this cycle.

To incent the accomplishment of several, specific Company-wide objectives, the Committee approved a one-time, performance-based, long-term award program, i.e., the Executive Incentive Program, under the 2002-2004 cycle of the Performance Stock Program. A description of the Executive Incentive Program appears on page 100. The program contains an interim award opportunity to encourage its participants to achieve the program's goals before year-end 2003. Under this feature, each participant was eligible to receive an interim award equal to 30% of their target award if two pre-established performance goals were achieved by year-end 2002. Since both of these goals were achieved, each program participant received an interim award in the form of restricted shares or units of the Company's common stock, the restrictions on which lapse on December 31, 2003. The interim awards paid to the named executive officers are listed under the column entitled "Restricted Stock Awards" in the Summary Compensation Table on page 96.

From time to time, the Company grants restricted stock awards to selected executives. These awards are generally made to either (1) induce the recipients to remain with or to become employed by the Company; or (2) recognize exceptional performance.

SHARE OWNERSHIP PROGRAM

The interests of the Company's executives should be inseparable from those of its shareholders. The Company aims to link these interests by encouraging stock ownership on the part of its executives.

One program designed to meet this objective is the Company's share ownership program. Under this program, each senior executive is required to own stock of the Company worth a multiple of their base salary. These multiples range from one times base salary to four times base salary for the CEO.

Today, the program applies to approximately 20 senior executives, all of whom have either satisfied or are on track to satisfy the requirements.

STOCK OPTION EXCHANGE PROGRAM

On November 12, 2001, the Board of Directors approved the Stock Option Exchange Program. The Company's shareholders subsequently approved the plan amendments necessary to implement this program at their Special Meeting on January 25, 2002. Under this program, all of the Company's employees, excluding its six then most senior executive officers, were given a one-time opportunity to exchange all of their current options for a proportionately fewer options at a new exercise price.

The exchange ratio for the program, i.e., how many current options an employee had to surrender in order to receive one new option, was based on the Black-Scholes option valuation model. Using this model, the value of each option was determined both before and after the exchange. For purposes of determining current value, the Company used 90% of an option's current Black-Scholes value. These values were then compared to determine an appropriate exchange ratio based on the current option's existing exercise price. While some options were exchanged on a one-for-one basis, in the vast majority of cases, an employee exchanged two or three existing options for a single new one.

The exercise price of the new options was $31.30, the mean between the high and low trading price at which the Company's common stock traded on August 26, 2002, the date the new options were granted. All of the new options had the same vesting terms as the surrendered options they replaced. Each new option also had a term equal to the remaining term of the option it replaced. The other terms and conditions of the new options were generally identical to the surrendered options they replaced.

The only named executive officer eligible to participate in the program was Mr. Palumbo. He was not one of the Company's six most senior executive officers at the time the program was offered. The table on page 99, entitled "Ten-Year Option/SAR Repricing," describes the number of options Mr. Palumbo, as well as all of the other executive officers who elected to participate in the program, received as a result of the exchange.

CHIEF EXECUTIVE OFFICER COMPENSATION

The Committee determined Mr. Carp's compensation for 2002 in line with the executive compensation philosophy and practices described above in this Report. Mr. Carp's compensation for 2002 is described below:

Base Salary

The Committee increased Mr. Carp's base salary to $1,100,000 effective May 5, 2003. Consistent with the Company's executive compensation policy, the Committee established Mr. Carp's new base salary based on his relative responsibility. Mr. Carp's new base salary is market competitive when viewed in comparison to the survey data and Peer Group data mentioned earlier in this Report. To preserve the Company's deductibility of all of Mr. Carp's base salary for U.S. income tax purposes, payment of $100,000 of his base salary will not be made until after his retirement from the Company.

Short-Term Variable Pay

Mr. Carp's short term variable pay, like that of all the Company's other executives, is payable based upon the successful attainment of specific financial goals established by the Committee at the start of each year under its short-term variable pay plan, EXCEL. For 2002, these financial goals were based on revenue growth and economic profit. As reported earlier, the Company significantly exceeded its economic profit goal for the year and nearly achieved its revenue goal. Based on these strong results, the plan's performance matrix provided for funding at a level sufficient to pay out at 143% of target. The Committee also considered Mr. Carp's performance against his key EXCEL performance goals. The Committee noted Mr. Carp's strong performance against his diversity and leadership excellence goals, generally good results with regard to his strategy and development execution goals, and inability to fully achieve his customer satisfaction goals. Based on these results, the Committee fixed Mr. Carp's 2002 award at level equal to what was generated by the performance matrix under EXCEL. The amount of the award is listed in the Summary Compensation Table on page 96.

Stock Options

Effective November 22, 2002, the Committee granted a stock option award to Mr. Carp of 175,000 shares. These options were granted under the same terms and conditions as awards made to all executives generally under the Company's management stock option program. Mr. Carp's award was approved by the Committee based on its review of benchmark data and assessment of the contributions Mr. Carp has made, and continues to make, to the Company.

Performance Stock Program

Based on the Company's financial performance over the three-year period ending in 2002, Mr. Carp did not receive an award for the 2000-2002 performance cycle. As reported previously, Mr. Carp did receive an interim award under the Executive Incentive Plan, a special program established under the 2002-2004 performance cycle. The interim award earned by Mr. Carp is listed under the column entitled "Restricted Stock Awards" in the Summary Compensation Table on page 96.

Restricted Stock Unit Award

In November 2002, the Company approved a retention-based award to Mr. Carp consisting of restricted stock units corresponding to 100,000 shares of common stock. Effective December 2, 2002, 75,000 of these units were awarded; the remaining 25,000 units were awarded effective January 1, 2003. All of the units vest on the third anniversary of the date of grant, but payment for the units may not be received before the fourth anniversary of the date of grant. The award is listed in the Summary Compensation Table on page 96 under the column entitled "Restricted Stock Awards."

COMPANY POLICY ON QUALIFYING COMPENSATION

Under Section 162(m) of the Internal Revenue Code, the Company may not deduct certain forms of compensation in excess of $1,000,000 paid to any of the named executive officers that are employed by the Company at year-end. The Committee believes that it is generally in the Company's best interests to have compensation be deductible under Section 162(m). The Committee also feels, however, that there may be circumstances in which the Company's interests are best served by maintaining flexibility regardless of whether compensation is fully deductible under Section 162(m).

Richard S. Braddock, Chair

Timothy M. Donahue

Durk I. Jager

Hector de J. Ruiz

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires our executive officers (as defined under Section 16), directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. We are required to disclose any failure of these executive officers, directors and 10% stockholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2002 fiscal year, our executive officers and directors complied with all their reporting requirements under Section 16(a) for this fiscal year, except that, due to an administrative error, each of the Company's directors and executive officers made one late filing on Form 4 covering the grant of stock options to them on November 22, 2002.

Performance Graph — Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index, by measuring the changes in common stock prices from December 31, 1997, plus assumed reinvested dividends.



The graph assumes that $100 was invested on December 31, 1997, in each of the Company's common stock, the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Index, and that all dividends were reinvested. In addition, the graph weighs the constituent companies on the basis of their respective market capitalizations, measured at the beginning of each relevant time period.

By Order of the Board of Directors

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
March 28, 2003

Exhibit I — Audit Committee Charter

I. PURPOSE

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's:

1. quarterly and annual consolidated financial statements and financial information filed with the SEC,
2. system of internal controls,
3. financial accounting principles and policies,
4. internal and external audit processes, and
5. regulatory compliance programs.

II. COMPOSITION

The Audit Committee shall consist of at least three members of the Board who meet the requirements of independence under the NYSE rules.

Prospective members shall be recommended by the Committee on Directors with input from the Chairman and CEO of the Company and appointed by the Board. One member shall be designated by the Board as the Chairman of the Committee.

All members shall be financially literate or become so in a reasonable amount of time, as determined by the Board in its business judgement.

At least one member of the Committee shall have accounting or related financial management expertise.

All members shall receive appropriate training and information necessary to fulfill the Committee's responsibilities.

III. MEETINGS

The Audit Committee shall meet at least four times per year or more frequently as circumstances require. The Audit Committee shall review its charter at least annually.

The Committee may have in attendance at meetings such members of management or others as it may deem necessary to provide the information to carry out its duties.

IV. DUTIES AND RESPONSIBILITIES:

The Audit Committee shall have the following duties and responsibilities with respect to:

1. Independent Accountant

(a) Serve as the Board's primary avenue of communication with the independent accountant.
(b) Make recommendations to the Board regarding the selection, evaluation, retention, or discharge of the independent accountant.
(c) Ensure understanding by the independent accountant and management that the Board, as the shareholders' representative, is the independent accountant's client and therefore the independent accountant is ultimately accountable to the Board and the Audit Committee.
(d) Provide the opportunity for the independent accountant to meet with the full Board as deemed necessary and appropriate by the Committee.
(e) Confirm and assure the independence of the independent accountant by:
  (i) accepting receipt of their annual submission of a formal written statement delineating all relationships between the independent accountant and the Company,
  (ii) monitoring fees paid to the independent accountant for consulting and other non-audit services, and
  (iii) engaging in a dialogue with the independent accountant with regard to any disclosed relationships or services that may impact the objectivity or independence of the independent accountant.
(f) Review the annual audit plan and the audit results report of the independent accountant.

2. Internal Auditors

(a) Serve as the Board's primary avenue of communication with the Director of Corporate Auditing.
(b) Review and concur in the appointment, replacement, reassignment, or dismissal of the Director of Corporate Auditing.
(c) Confirm and assure the independence of the internal auditors.
(d) Review the annual internal audit plan of the internal auditors and its scope, and the degree of coordination of this plan with the independent accountant.
(e) Review periodically the internal audit activities, staffing, and budget.

3. Financial Statements

(a) Inquire of management and the independent accountant as to the acceptability and appropriateness of financial accounting principles and disclosures used or proposed by the Company.
(b) Review and discuss with management and the independent accountant prior to releasing the year-end earnings and at the completion of the annual audit examination:
   (i) the Company's consolidated financial statements, footnote disclosures and other financial information in Form 10-K,
   (ii) the independent accountant's audit of the statements and its report thereon,
   (iii) any significant changes required in the scope of the independent accountant's audit plan,
   (iv) any serious difficulties or disputes with management encountered during the course of the audit, and
   (v) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.
(c) Review legal matters that may have a material impact on the financial statements with the General Counsel, Director of Corporate Auditing, the Controller and the independent accountant.
(d) Review and discuss with management and the independent accountant, the Company's quarterly financial information prior to releasing the quarterly earnings, and any material changes thereto, prior to filing the 10-Q. Assure that the independent accountant has reviewed the financial information included in the Company's Quarterly Reports on Form 10-Q prior to filing such reports with the SEC. Such review is to be performed in accordance with AICPA Statement on Auditing Standards No. 71 "Interim Financial Information."
(e) Recommend to the Board whether the audited financial statements be included in the Company's Annual Report on Form 10-K, in advance of filing such form with the SEC.
(f) Discuss with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, including, but not limited to:
   (i) the quality and appropriateness of the accounting principles and underlying estimates used in the preparation of the Company's financial statements, and
   (ii) the clarity of financial disclosures in the Company's financial statements.

4. Risks and Uncertainties, Including Contingent Liabilities

(a) Inquire of management, the Director of Corporate Auditing, and the independent accountant about significant risks or exposures and review the steps management has taken to minimize such risks or exposures to the Company.
(b) Consider and review management's analysis and evaluation of significant financial accounting and reporting issues (including the critical accounting policies) and the extent to which such issues and policies affect the Company's consolidated financial statements.

5. Internal Control Environment

(a) Consider and review with management, the independent accountant, and the Director of Corporate Auditing:
   (i) the adequacy of the Company's internal controls, and
   (ii) significant findings and recommendations of the independent accountant and internal auditors together with management's proposed responsive actions.
(b) Review the Company's regulatory compliance programs for legal and ethical business conduct and meet periodically with the Company's Compliance Officer.

6. Access and Communication

(a) Meet separately and privately with the independent accountant and with the Director of Corporate Auditing and with the Company's chief financial and accounting officers to ascertain if any restrictions have been placed on the scope of their activities, and to discuss any other matters that the Committee or these groups believe should be discussed privately with the Audit Committee.
(b) Meet in executive session as necessary and appropriate.
(c) Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

7. Reporting

(a) Review its charter annually and recommend changes, as necessary, to the Board.
(b) Report its activities to the Board on a regular basis and make recommendations to the Board with respect to matters within the purview of the Audit Committee, as necessary or appropriate.
(c) Cause to be included with the Company's Proxy Statement once every three years a copy of the Committee's Charter or whenever it is amended.
(d) Cause to be included in the Company's Proxy Statement an Audit Committee Report in accordance with Item 306 of Regulation S-K.
(e) Cause the Company to annually submit to the NYSE a written affirmation in the form specified by the NYSE.

8. Other

(a) Periodically perform a self assessment of the Committee.

Eastman Kodak Company
2003 Annual Meeting

KODAK THEATRE

6801 Hollywood Blvd.
Hollywood, California 90028



DIRECTIONS

From Orange County

Take the 405 North to the 55 North, towards Riverside. Take the 5 North, towards Los Angeles, to the 101 North towards Los Angeles/Civic Center.

From Los Angeles Airport (LAX)

Take the 105 East to the 110 North, towards Los Angeles. From the 110, take the 101 North, towards Hollywood. Exit on Highland Ave/Hollywood Bowl; keep right at the fork in the ramp. Merge onto Odin Street, then turn left onto Highland Avenue.

From Beverly Hills

Take Santa Monica Boulevard (also called the 2 freeway North) to La Cienega and turn left. Make a right on Sunset Boulevard, then a left on Fairfax Avenue. When you get to Hollywood Boulevard, turn right, and then follow it down to Highland Avenue. Hollywood & Highland will be on your left.

PARKING

$2 for up to 4 hours with validation from shops, restaurants, cinemas and nightclubs. $1 for every 20 minutes thereafter. Daily maximum $10.00. Self parking is available on 4 levels below the property. Entrances are on Highland Avenue and Orange Drive.

CORPORATE INFORMATION
2002 Kodak Health, Safety and Environment

Continual improvement in the health, safety and environmental aspects of our products, services and operations is a guiding principle at Kodak. We understand and embrace the importance of benchmarking best practices, setting goals, making measurable improvements, and sharing the results with our many publics.

The year 2002 included important **milestones** that illustrate continued progress on Health, Safety and Environment (HSE) initiatives. We pursued strong Kodak **partnerships** and support for environmental organizations that reaffirm our commitment to education and outreach. We also received a number of significant **awards** that give further testimony to the hard work and achievements of Kodak people around the world. To learn more about Kodak's efforts in the Health, Safety and Environment arena, please visit **www.kodak.com/go/hse**.

Milestones and Achievements

- The listing of Kodak in two prestigious indices: the Dow Jones Sustainability Index (DJSI) and in the sustainability index of the Financial Times and the London Stock Exchange (FTSE4Good Index). These are visible indicators of Kodak's performance in the environmental arena. Both indices have environmental issues as a key criterion for inclusion. The selection criteria for the Dow Jones Sustainability Index includes economic, environmental and social responsibility. The FTSE4Good Index selection criteria includes working toward environmental sustainability, developing positive relationships with stakeholders, and supporting universal human rights.
- With the achievement of 16 million hours without a lost time accident at our five plants in China, Kodak has earned recognition by the Chinese government as a role model. Other global manufacturing sites also received recognition for their employee safety records. Kodak Limited (UK) received awards for exemplary safety performance from both the Royal Society for the Prevention of Accidents and the Chemical Industries Association.
- In 1999, Kodak set eight ambitious 5-year environmental goals focused on:
    - Reducing the emissions of carbon dioxide and 30 priority chemicals.
    - Reducing energy and water use as well as the use of four heavy metals.
    - Reducing manufacturing waste.
    - Achieving ISO14001 certification at all our major sites.

We are pleased to report that we have achieved six of these goals and are on track to achieving all eight by our self-imposed deadline of January 1, 2004.

Partnerships

Kodak has long believed in working cooperatively with nonprofit organizations and supporting collaborative initiatives to promote health, safety and environmental responsibility.

- The company strongly supports the World Wildlife Fund, in particular its Windows on the Wild program for educating people of all ages about biodiversity issues and to stimulate critical thinking, discussion, and informed decision making on behalf of the environment. Kodak also supports a number of initiatives with The Nature Conservancy. Of particular note is a conservation initiative called the Yunnan Great Rivers Project, a joint effort by The Nature Conservancy and China's Yunnan Provincial Government. The Kodak American Greenways Awards (a partnership project of Kodak, The Conservation Fund and National Geographic Society) provides small grants to stimulate the planning and design of green spaces in communities throughout America. The company also supports a number of other organizations, including World Resources Institute, Water Environment Research Foundation, and Resources for the Future.
- Kodak has partnered with the U.S. Environmental Protection Agency (EPA) on its Project XL and Sustainable Futures programs to encourage the application of pollution prevention principles and the development of inherently low hazard new chemicals; its Energy Star program focused on reducing energy use in manufacturing; and its Climate Leaders program that encourages the development of long-term comprehensive climate change strategies.

Awards and Honors

Third-party recognition by well-respected entities is always gratifying, and 2002 has once again brought many such honors to Kodak people for their efforts in health, safety and the environment. Highlights include:

- In Australia, the Plastics and Chemical Industries Association (PACIA) has developed a series of eight Responsible Care® Codes of Practice containing 270 management practices specifying what issues a company must address to improve its health, safety and environmental performance. In 2002, Kodak Australia was ranked No.1 in terms of its 2001 compliance with these codes.
- Kodak's plant in Shantou, China has been selected by the government as the best environmentally-friendly company in the Province of Guangdong.
- Kodak received a 2002 WasteWise "Program Champion" Award from the EPA for its impressive waste reduction efforts. The continued recycling of one-time-use cameras prevents hundreds of tons of plastic and printed circuit boards from entering the waste stream each year. Altogether, more than 100 million one-time-use cameras were collected worldwide by Kodak for recycling in one year.

- Kodak also found various ways to reuse and recycle waste. In the last year, the company distributed more than 850 tons of furniture and electrical equipment for reuse; harvested and reused more than 11,000 tons of concrete, asphalt, and brick; and collected for recycling more than 370 million plastic film canisters.

For the future, we remain steadfast in our resolve to seek improvement at every turn.

2002 Global Diversity

Leadership

Global diversity and inclusion at Kodak is a journey, and we made considerable progress in 2002. The company continues its commitment to creating a fair and diverse workplace in all its operations around the world. The Global Diversity Leadership Team, comprised of thirty-four global leaders, fulfilled its responsibility for launching the company's comprehensive integrated diversity strategy. This strategy emerged from our vision of an inclusive environment in which our employees understand and leverage diversity to achieve Kodak's business objectives and maximize the potential of individuals and the organization.

Our journey of inclusion is guided in part by a blue-ribbon External Diversity Advisory Panel, whose seven members bring nationally acknowledged credentials to the dialogue of diversity. This panel successfully concluded its inaugural year with recommendations to the company's board of directors that supported Kodak's long-term plan. The March 2002 launch of Kodak's Resolution Support Services (RSS) process was another diversity milestone. The RSS process provides an alternative method to help resolve certain disputes between employees and the company. The process helps drive an environment that fosters high levels of productivity, innovation, employee satisfaction and business performance.

Kodak is Committed to Diversity as a Workforce Strategy

Kodak does business in an enormously competitive global environment. Our customers and markets span many cultures and backgrounds, and so must our employees. This philosophy guides recruitment and retention efforts at Kodak.

In 2002, despite workforce reductions and continuing global economic uncertainties, the company maintained its diverse domestic workforce demographics for women and people of color.

Eastman Kodak Company United States Workforce

	% Women			% People of Color		
Year End	02	01	00	02	01	00
Total U.S. Employees	36%	37%	37%	21%	21%	21%
Board of Directors	30%	36%	33%	30%	21%	8%
Senior Managers, Directors, Managers and Supervisors	33%	32%	30%	14%	13%	12%
Exempt Individual Contributors	28%	29%	29%	12%	11%	11%
Nonexempt Contributors	40%	40%	41%	25%	25%	25%

Voice of Employees

Kodak sponsors employee networks, which support a culture of inclusion and measure the pulse of cultural developments at the grassroots level. In 2002 the employee network *Empower* was formed, increasing the number of networks to eight. The *Empower* network helps foster a supportive work environment for all employees with disabilities.

In addition, the New Hire Connection (NHC) group was formally organized in 2002. The NHC's goal is to increase retention of new talent at Kodak by providing recent hires with opportunities for networking, support and education.

Executives

Accountability is a key component of Kodak's commitment to diversity and inclusion. Executives are held accountable for their results through metrics tied to a portion of compensation. This measures progress in workforce diversity and culture transformation.

CEO Diversity Award

The Kodak CEO Diversity Award annually recognizes a Kodak middle- or senior-level manager who role-models exemplary leadership and embraces the mindset and behaviors that lead to a diverse and inclusive work group. Candidates for the award are nominated by other employees. Candidates are judged on their ability to leverage diversity and inclusion to achieve business objectives and maximize the potential of individuals and the organization.

Kodak selected two winners as recipients of the 2002 CEO Diversity Award.

Catherine M. Lipari, general manager, Photo Group Customer Order Services, earned the award for initiatives that included launching Change Management training for employees, forming and leading a diversity council in her organization, and enhancing communications around diversity and inclusion. Lipari works at Kodak Park in Rochester.

Gerald P. Quindlen, regional business general manager in Consumer Imaging's U.S. & Canada organization, and Vice President, earned the award for his efforts to foster diversity and inclusion in his large organization, and for his involvement in career development and employee network activities. He also

participated in recruiting at Emory University. Quindlen is based in Atlanta, Ga.

Recipients of the 2002 Kodak CEO Diversity Award



CATHERINE M. LIPARI



GERALD P. QUINDLEN

Serving Our Diverse Customer Markets

The establishment of an Office of Multicultural Marketing in May 2002 began our path toward building meaningful relationships with the diverse customer markets we serve. Kodak Vice President Essie Calhoun is leading the effort to build a corporate strategy for marketing to diverse groups (e.g., ethnic, lifestyle, disabled, etc.) worldwide. Multicultural Marketing within Kodak involves understanding and reaching diverse markets in a way that allows us to provide unique value. The marketing team is working collaboratively with Communications and Public Affairs, the Global Diversity Office and our business units to build Kodak's presence and grow our business in these markets.

Kodak is Committed to Our Communities

Eastman Kodak Company's global contributions and community relations program builds relationships and implements initiatives directed at community and customer needs and interests in support of company goals. It provides support to address strategic social issues, community involvement, and commitment to diversity. As such, programs and initiatives are focused on partnerships, volunteerism and grants in diverse markets.

In 2002, 26% of Kodak's corporate funding was directed to programs that benefit diverse constituents. An additional 19% was directed to United Way affiliates in the United States to serve their diverse clients. Among the diverse organizations we proudly support are: National Association for the Advancement of Colored People (NAACP), National Urban League, National Council of La Raza, the American Indian Science and Engineering Society, GLSEN (Gay/Lesbian/Straight Education Network), the Society of Women Engineers, Hispanic Association of Colleges and Universities, United Negro College Fund, Asociacioa Desportiva Para Deficientes, Spelman College, European Breast Cancer Coalition, National Organization on Disability, and many others.

Supplier Diversity

Kodak continues to take aggressive steps to identify and partner with diverse suppliers. In addition to supporting, sponsoring and participating in many external events, Kodak successfully hosted two internal Supplier Diversity events in 2002: *Supplier Alliance for Diversity* and *Power of Diversity: Matchmaker.*

External Recognition

As in previous years, Kodak's diversity journey was recognized by many external organizations in 2002. For example:

- Kodak was named to *Fortune* magazine's annual list of 50 Top Companies for Minorities.
- In its annual list of Most Admired Companies, *Fortune* ranked Kodak in the top ten in the category of Social Responsibility.
- *Latina Style* magazine named Kodak among the top 50 companies in providing professional opportunities for Hispanic women.
- *Working Woman* magazine named Kodak among the top 30 companies for supplier diversity.
- The *Human Rights Campaign* gave Kodak a perfect score on its Corporate Equality Index because of policies that support gay employees.
- *Working Mother* magazine named Kodak among the 100 Best Companies for working mothers.

In addition, Kodak Park has had measurable success with its Winning and Inclusive Culture initiative, which is driving culture change and strengthening leadership. This initiative was recently recognized as a "leading edge" process in a cover story in *Human Resource Executive* magazine.

Corporate Directory

BOARD OF DIRECTORS

Daniel A. Carp*
Chairman & Chief Executive Officer,
President & Chief Operating Officer
Eastman Kodak Company[5]

Richard S. Braddock
Chairman
priceline.com[3, 1, 5, 6]

William W. Bradley
Managing Director
Allen & Company[2, 4]

Martha Layne Collins
Executive Scholar in Residence
Georgetown College, Kentucky[1, 2]

Timothy M. Donahue
President & Chief Executive Officer
Nextel Communications, Inc.[1, 3]

William H. Hernandez
Senior Vice President, Finance & Chief Financial Officer
PPG Industries, Inc.[1, 2]

Durk I. Jager
Retired Chairman, President & Chief Executive Officer
The Procter & Gamble Company[4, 3, 5]

Debra L. Lee
President & Chief Operating Officer
BET Holdings, Inc.[2, 4, 5]

Delano E. Lewis
Former U.S. Ambassador to the Republic of South Africa[2, 4]

Paul H. O'Neill
Former Secretary of the Treasury of the United States[3, 4]

Hector de J. Ruiz
President & Chief Executive Officer
Advanced Micro Devices, Inc.[1, 3, 5]

Laura D'Andrea Tyson
Dean, London School of Business
London, England[2, 4]

1. Audit Committee (Hector de J.Ruiz, Chair)
2. Corporate Responsibility & Governance Committee (Debra L. Lee, Chair)
3. Executive Compensation & Development Committee (Richard S. Braddock, Chair)
4. Finance Committee (Durk I. Jager, Chair)
5. Executive Committee (Daniel A. Carp, Chair)
6. Presiding Director

CORPORATE

Daniel A. Carp*
Chairman & Chief Executive Officer,
President & Chief Operating Officer

Robert H. Brust*
Chief Financial Officer; Executive Vice President

Mark V. Gulling
Chief Information Officer; Vice President

William G. Love
Treasurer

David G. Monderer
Managing Director, Corporate Business Development; Vice President

Richard S. Morabito
Chief Purchasing Officer; Vice President

Robert P. Rozek*
Controller

Michael P. Morley*
Chief Administrative Officer; Executive Vice President

R. Hays Bell
Director, Health, Safety & Environment; Vice President

Michael P. Benard*
Director, Communications & Public Affairs; Vice President

Essie L. Calhoun
Director, Multicultural Marketing, Community Relations & Contributions; Vice President

Sandra E. Taylor
Director, Public Affairs; Vice President

Robert L. Berman*
Director, Human Resources; Vice President

Stevan G. Ramirez
Chief Quality Officer; Vice President

Gary P. Van Graafeiland*
General Counsel; Senior Vice President

James M. Quinn
Assistant General Counsel; Secretary

Laurence L. Hickey
Assistant Secretary

Charles S. Brown, Jr.*
Director, Global Manufacturing & Logistics; Senior Vice President

Charles C. Barrentine
Manager, Kodak Rochester Operations; Vice President

Mary L. Burkhardt
General Manager, Global Sites Organization; Vice President

Aaron C. Cross
Director, Global Equipment Manufacturing; Vice President

Daniel T. Meek
Director, Global Capture Flow & Corporate KOS Director; Vice President

Theodore D. McNeff
Director, Global Color Paper & Imaging Chemicals Flow; Vice President

David W. Wilson
Director, Global Logistics; Vice President

Carl E. Gustin, Jr.*
Chief Marketing Officer; Senior Vice President

Robert L. LaPerle
General Manager, kodak.com; Vice President

James C. Stoffel*
Chief Technical Officer, Director, Research & Development; Senior Vice President

Jack C. Chang
Associate Director, Research & Development; Vice President

Yoshikazu Hori
President, Kodak Japan Ltd., General Manager, Japan Region; Vice President

Henri D. Petit
Chairman & President, Greater Asia Region; Vice President

Ying Yeh
Vice Chairman, Greater China & Director, External Affairs, Greater Asia Region; Vice President

PHOTOGRAPHY GROUP

Martin M. Coyne*
Group Executive, Photography Group; Executive Vice President

John J. Chiazza
General Manager, Global Integrated Supply Chain; Vice President

Daniel P. Palumbo*
President, consumer imaging products and services; Senior Vice President

Jaime Cohen-Szulc
Regional Business General Manager, Latin American Region, consumer imaging products and services; Vice President

Claudio D'Amico
Regional Business General Manager, European, African and Middle Eastern Region, consumer imaging products and services; Vice President

Matthias Freund
Chief Operating Officer, consumer imaging products and services; President & CEO, Qualex, Inc.; Vice President

Mary Jane Hellyar
General Manager, Capture & Traditional Media, consumer imaging products and services; Vice President

Kent D. McNeley
General Manager, Output Equipment & Services, consumer imaging products and services; Vice President

Gerald P. Quindlen
Regional Business General Manager, U.S. & Canada Region, consumer imaging products and services; Vice President

*"Executive Officer" under the Securities Exchange Act of 1934

Mark A. Schneider
Chief Technical Officer & Director, Output Systems Development, consumer imaging products and services; Vice President

John Tseng
Regional Business General Manager, Greater Asia Region, consumer imaging products and services; Vice President

Alain H. Popelard
Chairman, Eastman Kodak S.A. EAMER Regional Operations Manager; Vice President

Eric G. Rodli*
President, entertainment imaging products and services; Senior Vice President

Willy C. Shih*
President, digital and applied imaging products and services; Senior Vice President

Philip Gerskovich
Chief Strategist & General Manager, Software & Digital Services, digital and applied imaging products and services; Vice President

Michael A. Korizno
Director, Worldwide Sales, digital and applied imaging products and services; Vice President

E. Mark Rajkowski
Chief Operating Officer, digital and applied imaging products and services; Vice President

Gregory R. Westbrook
General Manager, Digital Cameras & Home Printing Solutions, digital and applied imaging products and services; Vice President

Karen A. Smith-Pilkington*
President, professional products and services; Senior Vice President

Aaron J. McLeod
Director, Services Strategy & Customer Advocacy, professional products and services; Vice President

HEALTH IMAGING GROUP

Daniel I. Kerpelman*
President, Health Imaging; Senior Vice President

Candy M. Obourn
Chief Operating Officer, Health Imaging; Senior Vice President

Richard F. Cimino
Area Business General Manager, Americas Area, Health Imaging; Vice President

Sharon J. Crino
Area Business General Manager, Europe, Pacific, Middle East, Africa, Russia Area, Health Imaging; Vice President

COMMERCIAL IMAGING GROUP

Carl A. Marchetto*
President, Commercial Imaging; Senior Vice President

Brad W. Kruchten
President, commercial imaging components; Vice President
Chief Executive Officer, ENCAD, Inc.

James Manchisi
President, commercial and government products and services; Vice President

Philip V. Tatusko
General Manager and Vice President, Global Operations, Commercial Imaging Group; Vice President

DISPLAY GROUP

Bernard Masson*
President, Display Group; Senior Vice President

Shareholder Information

CORPORATE OFFICES

343 State Street
Rochester, NY 14650 USA
585/724-4000

STATE OF INCORPORATION

New Jersey

ANNUAL MEETING

Kodak Theatre
6801 Hollywood Blvd.
Hollywood, California
Wednesday, May 7, 2003
10:00 a.m.

COMMON STOCK

EK LISTED NYSE

Ticker symbol: EK.
Most newspaper stock tables list the Company's stock as "EKodak." The common stock is listed and traded on the New York Stock Exchange, which is the principal market for it.

DIVIDENDS

Eastman Kodak Company historically paid dividends four times a year. Since 2002, dividends are paid, when declared by the Board of Directors, twice a year on the 10th business day of July and December.

SHAREHOLDER ASSISTANCE

For information about stock transfers, address changes, dividends, account consolidation, registration changes, lost stock certificates, and Form 1099, contact:
Transfer Agent & Registrar
EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016
800/253-6057
On the World Wide Web at:
www.equiserve.com

For copies of the Summary Annual Report and Proxy Statement, 10-K or 10-Q, contact:
Literature & Marketing Support
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0532
585/724-2783

For information about the most recent quarterly Sales and Earnings, call:
800/785-6325 (800/78-KODAK)

For other information or questions, contact:
Coordinator, Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0211
585/724-5492

EASTMAN KODAK SHARES PROGRAM

The Eastman Kodak Shares Program is designed to give investors a way to systematically and affordably build their ownership interest in the Company. This Program provides a means of regular dividend reinvestment and includes a voluntary investment option, as well as an automatic monthly investment option, for purchases of additional shares up to $120,000 per year. The minimum initial investment is $150, with additional investments as little as $50.

For information contact:
EquiServe Trust Company, N.A.
Eastman Kodak Shares Program
P.O. Box 43016
Providence, RI 02940-3016
800/253-6057
On the World Wide Web at:
www.equiserve.com

DUPLICATE MAILINGS

If you receive more than one Summary Annual Report and Proxy Statement and wish to help us reduce costs by discontinuing multiple mailings to your address, contact:
EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3016
800/253-6057

ELECTRONIC PROXY MATERIALS

Kodak's proxy materials can now be received electronically. This option will save the Company the cost of printing and mailing these materials to you. It will also make them accessible to you immediately as soon as they are available.

If you are a registered holder (you own the stock in your name), and wish to receive your proxy materials electronically rather than receiving a paper copy, go to www.econsent.com/ek

If you are a street holder (you own the stock through a bank or broker), please contact your broker and ask for electronic delivery of Kodak's proxy materials.

PRODUCT INFORMATION

For information about Kodak products and services, call the Kodak Information Center: 800/242-2424.

KODAK ON THE INTERNET

For information about the Company and its products, please visit us at: www.kodak.com

The Summary Annual Report and Proxy Statement can be found on Kodak's website at: www.kodak.com/go/arp

This Summary Annual Report and Proxy Statement is printed on recycled paper containing at least 10% post-consumer waste.

Kodak, Vision2, Perfect Touch, Photo Perfect, Ultra, Innovation Series, Kodak Professional, EasyShare, and Share Moments. Share Life. are trademarks of Eastman Kodak Company.

Design: Calm & Sense Communications
www.calmandsense.com



www.kodak.com

Eastman Kodak Company
343 State Street
Rochester, NY 14650